UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2017

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Verónica Anzures

11300 Ciudad de México

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐        No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐        No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

RECENT DEVELOPMENTS

The following discussion of PEMEX’s recent results should be read in conjunction with the annual report on Form 20-F of Petróleos Mexicanos for the fiscal year ended December 31, 2016 as filed with the U.S. Securities and Exchange Commission (which we refer to as the SEC) on May 1, 2017 (which we refer to as the Form 20-F) and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F, and with the unaudited condensed consolidated interim financial statements of PEMEX included in this report beginning on page F-1. In this document, “PEMEX” refers to Petróleos Mexicanos, the following seven operating subsidiaries—Pemex Exploración y Producción (Pemex Exploration and Production), Pemex Transformación Industrial (Pemex Industrial Transformation), Pemex Perforación y Servicios (Pemex Drilling and Services), Pemex Logística (Pemex Logistics), Pemex Cogeneración y Servicios (Pemex Cogeneration and Services), Pemex Fertilizantes (Pemex Fertilizers) and Pemex Etileno (Pemex Ethylene) (which we refer to collectively as the subsidiary entities), and the subsidiary companies listed in Note 4 to the unaudited interim consolidated financial statements included herein. Petróleos Mexicanos hereby designates this report on Form 6-K as being incorporated by reference into the Offering Circular dated February 9, 2017, relating to its U.S. $92,000,000,000 Medium-Term Notes Program, Series C, due 1 Year or More from Date of Issue.

Exchange Rates

On September 22, 2017, the noon buying rate for cable transfers in New York reported by the Board of Governors of the Federal Reserve System was Ps. 17.7355 = U.S. $1.00.

Selected Financial Data

The selected financial data as of December 31, 2016 is derived from the audited consolidated financial statements of PEMEX included in the Form 20-F. The selected financial data as of June 30, 2017 and for the six-month periods ended June 30, 2016 and 2017 is derived from the unaudited condensed consolidated interim financial statements of PEMEX included in this report, which were prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” (IAS 34).

As detailed below, we recognized a net loss of Ps. 191.1 billion for the year ended December 31, 2016 and had negative equity of Ps. 1,233.0 billion as of December 31, 2016, which resulted in a negative working capital of Ps. 70.8 billion and net cash flows used in operating activities of Ps. 41.5 billion as of December 31, 2016. These results have led our independent auditors to state in their most recent audit report, included in our audited financial statements as of December 31, 2016, that there is substantial doubt about our ability to continue as a going concern. We recognized net income of Ps. 120.7 billion for the six-month period ended June 30, 2017, which slightly reduced negative equity to Ps. 1,121.0 billion as of June 30, 2017, negative working capital of Ps. 38.41 billion and net cash flows used in operating activities of Ps. 6.6 billion as of June 30, 2017. We have disclosed the circumstances that have caused these trends and the actions we are taking to face them as noted below. See “Item 5—Operating and Financial Review and Prospects—Overview” and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources” in the Form 20-F and Note 2 to our unaudited condensed consolidated interim financial statements included herein. As of December 31, 2016 and the date hereof, we have concluded that we continue to operate as a going concern.

Accordingly, we have prepared our unaudited condensed consolidated interim financial statements on a going concern basis, which assumes that we can meet our payment obligations.

In this report we include selected financial data from our statement of financial position as of June 30, 2017 and from our statement of comprehensive income and our statement of cash flows for the six-month period ended June 30, 2017. In addition, we include selected financial data from our statement of financial position as of December 31, 2016, as well as the statement of comprehensive income and the statement of cash flows for the six-month period ended June 30, 2016 for comparison purposes.

SELECTED FINANCIAL DATA OF PEMEX

	As of and for the period ended(1)
	December 31,	June 30,(2)
	2016	2016	2017
	(millions of pesos, except ratios)
Statement of Comprehensive Income Data
Net sales	n.a.	480,699	671,049
Operating income	n.a.	155,185	144,282
Financing income	n.a.	4,229	7,302
Financing cost	n.a.	(43,147)	(49,613)
Derivative financial instruments income—Net	n.a.	(1,995)	20,333
Exchange loss—Net	n.a.	(125,959)	202,663
Net (loss) income for the period	n.a.	(145,479)	120,716
Statement of Financial Position Data (end of period)
Cash and cash equivalents	163,532	n.a.	110,530
Total assets	2,329,886	n.a.	2,236,281
Long-term debt	1,807,004	n.a.	1,649,423
Total long-term liabilities	3,136,704	n.a.	2,995,386
Total (deficit) equity	(1,233,008)	n.a.	(1,120,986)
Statement of Cash Flows
Depreciation and amortization	n.a.	63,921	73,422
Acquisition of wells, pipelines, properties, plant and equipment(3)	n.a.	102,803	35,711
Other Financial Data
Ratio of earnings to fixed charges(4)(5)	—	—	3.2

Note: n.a. = Not applicable.

(1)	Includes Petróleos Mexicanos, the subsidiary entities and the subsidiary companies listed in Note 4 to the unaudited condensed consolidated interim financial statements included herein.
(2)	Unaudited.
(3)	Includes capitalized finance cost. See Note 3(h) to the unaudited condensed consolidated interim financial statements included herein.
(4)	Earnings, for this purpose, consist of pre-tax income (loss) from continuing operations before income from equity investees, plus fixed charges, minus interest capitalized during the period, plus the amortization of capitalized interest during the period and plus distributed income of equity investees. Pre-tax income (loss) is calculated after the deduction of hydrocarbon duties, but before the deduction of the hydrocarbon income tax and other income taxes. Fixed charges for this purpose consist of the sum of interest expense plus interest capitalized during the period, plus amortization premiums related to indebtedness and plus the estimated interest on rental expense. Fixed charges do not take into account exchange gain or loss attributable to our indebtedness.
(5)	Earnings for the year ended December 31, 2016 and for the six-months ended June 30, 2016 were insufficient to cover fixed charges, which exceeded earnings by Ps. 236,780 million and Ps. 141,571 million respectively.

Source: PEMEX’s unaudited condensed consolidated interim financial statements.

Capitalization of PEMEX

The following table sets forth the capitalization of PEMEX as of June 30, 2017.

	As of June 30, 2017(1)(2)
	(millions of pesos or U.S. dollars)
Long-term external debt	Ps.	1,385,602	U.S.$	77,420
Long-term domestic debt		263,822		14,741

Total long-term debt(3)		1,649,424		92,160

Certificates of Contribution “A”(4)		356,544		19,922
Mexican Government contributions to Petróleos Mexicanos		43,731		2,443
Legal reserve		1,002		56
Accumulated other comprehensive result		(172,025)		(9,612)
(Deficit) from prior years		(1,471,863)		(82,239)
Net profit for the period		120,703		6,744

Total controlling interest		(1,121,908)		(62,686)
Total non-controlling interest		922		51

Total (deficit) equity		(1,120,986)		(62,634)

Total capitalization	Ps.	528,437	U.S. $	29,526

Note:	Numbers may not total due to rounding.
(1)	Unaudited. Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 17.8973 = U.S. $1.00 as of June 30, 2017. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.
(2)	As of the date of this report, there has been no material change in the capitalization of PEMEX since December 31, 2016, except for our undertaking of new financings disclosed under “Liquidity and Capital Resources—Recent Financing Activities” in this report and in “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities” in the Form 20-F.
(3)	Total long-term debt does not include short-term indebtedness of Ps. 173,743 million (U.S. $7,708 million) as of June 30, 2017.
(4)	Equity instruments held by the Federal Government of Mexico (which we refer to as the Mexican Government).

Source: PEMEX’s unaudited condensed consolidated interim financial statements.

Operating and Financial Review and Prospects

Results of Operations of PEMEX—For the six months ended June 30, 2017 compared to the six months ended June 30, 2016

General

The selected consolidated interim financial information set forth below is derived from our unaudited condensed consolidated interim financial statements included elsewhere in this report. This interim financial information should be read in conjunction with the Form 20-F and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F, and with the unaudited condensed consolidated interim financial statements of PEMEX included in this report beginning on page F-1.

	Six months ended June 30,(1)
	2016		2017(2)
	(millions of pesos or U.S. dollars)
Net Sales
Domestic	Ps.	302,088	Ps.	428,751	U.S. $	23,956
Export		171,530		234,764		13,117
Services income		7,080		7,535		421

Total sales		480,699		671,049		37,494
Impairment of wells, pipelines, plant and equipment		(99,024)		3,401		190
Cost of sales		355,953		463,320		25,888

Gross income		223,770		204,328		11,417
General expenses		68,280		70,357		3,931
Other revenues and expenses—Net		(305)		10,312		576

Operating income		155,185		144,282		8,062
Financing income		4,229		7,302		408
Financing cost		43,147		49,613		2,772
Derivative financial instruments income (cost)—Net		(1,995)		20,333		1,136
Exchange loss (income)—Net		(125,959)		202,663		11,324
Profit (loss) sharing in associates		(711)		875		49

Loss before taxes, duties and other		(12,398)		325,842		18,206
Total taxes, duties and other		133,081		205,126		11,461

Net loss for the period	Ps.	(145,479)	Ps.	120,716	U.S. $	6,745
Other comprehensive results for the period		8,455		(8,694)		(486)

Comprehensive result for the period	Ps.	(137,024)	Ps.	112,022	U.S. $	6,259

Note:	Numbers may not total due to rounding.
(1)	Unaudited.
(2)	Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 17.8973 = U.S. 1.00 at June 30, 2017. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

Source: PEMEX’s unaudited condensed consolidated interim financial statements.

Results of Operations of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies—in the first six months of 2017 as compared to the first six months of 2016

Total Sales

Total sales increased by 39.6% or Ps. 190.3 billion in the first six months of 2017, from Ps. 480.7 billion in the first six months of 2016 to Ps. 671.0 billion in the first six months of 2017, mainly due to a 41.9% increase in domestic sales and a 36.9% increase in export sales as further discussed below.

Domestic Sales

Domestic sales increased by 41.9% in the first six months of 2017, from Ps. 302.1 billion in the first six months of 2016 to Ps. 428.8 billion in the first six months of 2017, mainly due to the increase in the sales prices of gasoline, diesel, fuel oil, natural gas and jet fuel. Domestic sales of petroleum products increased by 52.8% in the first six months of 2017, from Ps. 233.9 billion in the first six months of 2016 to Ps. 357.4 billion in the first six months of 2017, mainly due to a 44.3% increase in the average price of gasoline, a 73.3% increase in the average price of diesel, a 121.5% increase in the average price of fuel oil and a 42.5% increase in the average price of jet fuel. These prices increased as a result of the gradual removal of price controls as part of the liberalization of fuel prices in Mexico. See “Item 4—Information on the Company—Industrial Transformation—Refining—Pricing Decrees” in the Form 20-F for more information on this liberalization of fuel prices. There was also a 30.3% increase in the volume of fuel oil sales as a result of the low natural gas availability in northern Mexico, which increased the use of liquid fuels by Comisión Federal de Electricidad (CFE) as feedstock in its power plants. This increase was partially offset by a 4.3% decrease in gasoline sales volume as a result of decreased demand, which in turn was primarily the result of an increase in average prices, a 12.2% decrease in propylene sales due to decreased demand for this product by Indelpro, S.A. and a 33.2% decrease in sales of other products, primarily due to decreased demand for petroleum coke by the cement industry.

Domestic sales of natural gas increased by 76.4% in the first six months of 2017, from Ps. 22.3 billion in the first six months of 2016 to Ps. 39.3 billion in the first six months of 2017, mainly due to a 100.7% increase in its average price. This increase was partially offset by a decrease in sales volume of 12.1% due to lower production, as discussed below, and the loss of market share for the reason described below. Domestic sales of liquefied petroleum gas (LPG) decreased by 24.6% in 2017, from Ps. 30.8 billion in the first six months of 2016 to Ps. 23.2 billion in the first six months of 2017, mainly as a result of a 24.2% decrease in sales volume due primarily to our loss of market share which resulted from increased competition due to the opening of the market to imports since 2016.

Export Sales

Export sales increased by 36.9% in peso terms in the first six months of 2017 (with U.S. dollar-denominated export revenues translated to pesos at the exchange rate on the date of the corresponding export sale) from Ps. 171.5 billion in the first six months of 2016 to Ps. 234.8 billion in the first six months of 2017. This increase was mainly due to a 43.2% increase in the weighted average Mexican export crude oil price in the first six months of 2017, compared to the first six months of 2016. From January 1, 2016 to June 30, 2016, the weighted average Mexican export crude oil price was U.S. $30.85 per barrel, compared to U.S. $44.17 per barrel in the same period of 2017. Compared to the first six months of 2016, in the first six months of 2017 there was an increase in export sales of Ps. 11.8 billion in fuel oil, and an increase in export sales of Ps. 1.1 billion of naphtha exports. These increases were partially offset by a 6.1% decrease in the volume of exports of petroleum products and a 6.2% decrease in the volume of crude oil exports for the reasons described below.

Excluding the trading activities of the Trading Companies (as defined in the Form 20-F) (in order to show only the amount of export sales related to the subsidiary entities), export sales by the subsidiary entities to the Trading Companies and third parties increased by Ps. 66.1 billion, from Ps. 130.9 billion in the first six months of 2016 to Ps. 197.0 billion in the first six months of 2017. In U.S. dollar terms, excluding the trading activities of the Trading Companies, total export sales (which are U.S. dollar-denominated) increased by 62.6% in the first six months of 2017, from U.S. $6.7 billion in the first six months of 2016 to U.S. $10.9 billion in the first six months of 2017. This was mainly due to the above mentioned increase of 43.2% in the weighted average export price of Mexican crude oil and was offset by a 6.2% decrease in the volume of crude oil exports. The trading and export activities of the Trading Companies generated additional revenues of Ps. 37.8 billion in the first six months of 2017, which is 6.9% lower in peso terms than the Ps. 40.6 billion of additional revenue generated in the first six months of 2016, mainly due to lower production of sale products. The weighted average price per barrel of oil that the international trading segment, which operates through P.M.I. Comercio Internacional, S.A. de C.V. (which we refer to as PMI), sold to third parties in the first six months of 2017 was U.S. $44.17, or 43.2% higher than the weighted average price of U.S. $30.85 in the first six months of 2016.

Crude oil and condensate export sales to PMI accounted for 84.9% of total export sales (excluding commercial activities of PMI subsidiaries) in the first six months of 2017, compared to 88% in the first six months of 2016. Crude and condensate sales increased by 45.2%, from Ps. 115.1 billion in the first six months of 2016 to Ps. 167.2 billion in the first six months of 2017, and in U.S. dollar terms increased by 57.0%, from U.S. $5.9 billion in the first six months of 2016 to U.S. $9.3 billion in the first six months of 2017 primarily due to price increases. The weighted average price per barrel of crude oil that Pemex Exploration and Production sold to PMI for export in the first six months of 2017 was U.S. $44.17, 43.2% higher than the weighted average price of U.S. $30.85 in the first six months of 2016.

As of June 30, 2017, the average exchange rate of the U.S. dollar against the Mexican peso was Ps. 19.4923 to U.S. $1.00, compared to Ps. 18.0388 to U.S. $1.00 during the same period of 2016, representing an appreciation of the U.S. dollar against the Mexican peso by Ps. 1.4535 to U.S. $1.00 (or 8.1%), which had a favorable effect on our export sales of Ps. 14.4 billion.

Service Income

Service income increased by 5.6% in the first six months of 2016, from Ps. 7.1 billion in the first six months of 2016 to Ps.7.5 billion in the first six months of 2017, mainly as a result of an increase in transportation services provided by Pemex Logistics to CENAGAS and an increase in freight services provided by Pemex Industrial Transformation to third parties.

Cost of Sales

Cost of sales increased by 30.1%, from Ps.356.0 billion in the first six months of 2016 to Ps.463.3 billion in the first six months of 2017. This increase was mainly due to (1) an increase of Ps. 80.5 billion in import purchases, primarily Magna gasoline, diesel and natural gas, due to the increase in the price of imports and increase in the volume of imports, given the need to meet demand in the domestic market; (2) a Ps. 9.4 billion increase in depreciation of fixed assets and amortization of wells, mainly due to the higher value of assets to be depreciated due to the partial reversal of the impairment recorded during 2016 (see “Item 4—Information on the Company—Critical Accounting Policies—Impairment of Non-Financial Assets” in the Form 20-F for more information regarding this reversal); and (3) a Ps. 9.0 billion increase in taxes and duties on exploration and extraction of hydrocarbons resulting from higher average sale prices in the first six months of 2017 compared to the first six months of 2016. This increase was partially offset by (1) a Ps. 9.2 billion decrease in the cost of unsuccessful wells due to the improved success rate in the drilling of wells; and (2) a decrease of Ps. 7.3 billion in operating expenses, mainly due to the cost saving measures implemented pursuant to our business plan for the five-year period from 2017 through 2021 (which we refer to as the 2017-2021 Business Plan).

Net Impairment of Wells, Pipelines, Properties, Plant and Equipment

Net impairment of wells, pipelines, plant and equipment increased by Ps. 102.4 billion in the first six months of 2017 as compared to the first six months of 2016, from a recognition of reversal of impairment of Ps. 99.0 billion as of June 30, 2016 in the cash generating units of Pemex Exploration and Production as a result of (1) the reallocation of resources towards oil fields with highest profitability and net cash flows arising from relatively greater efficiency in oil extraction and lower production costs, which fields are located primarily in the Crudo Ligero Marino, Burgos and Antonio J. Bermudez crude oil projects, (2) the appreciation of the U.S. dollar against the Mexican peso by 10%, from a peso–U.S. dollar exchange rate of Ps. 17.2065 to U.S. $1.00 as of December 31, 2015 to a peso–U.S. dollar exchange rate of Ps. 18.9113 to U.S. $1.00 as of June 30, 2016, given that cash flows are denominated in U.S. dollars and then translated to the reporting currency using the exchange rate at the end of the period, and (3) the change in the period used to estimate long-term prices of proved reserves and the recoverable amount of fixed assets from 20 years to 25 years in accordance with the modification to the Lineamientos que regulan el procedimiento de cuantificación y certificación de reservas de la nación y el informe de los recursos contingentes relacionados (Guidelines regulating the quantification and certification procedures of the nation’s reserves and the related contingent resources report), to a net impairment of Ps. 3.4 billion as of June 30, 2017, which was comprised of (1) an impairment of Ps. 5.3 billion in the cash generating units of Pemex Exploration and Production, as a result of (i) a 13.4% appreciation of the peso against the U.S. dollar in the first six months of 2017, (ii) an increase in the discount rate of 5.3%, and (iii) a decrease in the crude oil and gas prices of 3.2% and 1.3%, respectively, (2) a net reversal of impairment of Ps. 3.9 billion in the cash generating units of Pemex Industrial Transformation, mainly due to (i) an increase in income related to transportation fees, (ii) an increase in prices arising from the price liberalization, (iii) an increase in processing of wet gas due to higher imports of this product and (iv) a decrease in the discount rates, and (3) an impairment of Ps. 2.0 billion in the cash generating units of Pemex Drilling and Services, primarily due to the decrease in the demand for the leasing of drilling equipment. See Note 12(d) of our unaudited condensed consolidated interim financial statements included herein.

Operating Expenses

Total operating expenses (distribution, transportation, and sales expenses and administrative expenses) remained stable in our unaudited condensed consolidated interim financial statements for the first six months of 2017 as compared to the first six months of 2016 included herein as a result of the cost saving measures discussed above.

Other Revenues / Expenses, Net

Other revenues, net, increased by Ps.10.6 billion in the first six months of 2017, from net expenses of Ps. 0.3 billion in the first six months of 2016 to net revenues Ps. 10.3 billion in the first six months of 2017. This increase was mainly due to the recovery of an insurance payment of Ps. 13.6 million relating to the accident that occurred on the Abkatún-A platform in April 2015.

Financing Income

Financial income increased by Ps. 3.1 billion in the first six months of 2017, from Ps. 4.2 billion in the first six months of 2016 to Ps. 7.3 billion in the first six months of 2017, mainly due to interest income we earned from promissory notes issued by the Mexican Government in relation to its assumption of some of the liabilities for employee benefits.

Financing Costs

Financing costs increased by Ps. 6.5 billion in the first six months of 2017, from Ps. 43.1 billion in the first six months of 2016 to Ps. 49.6 billion in the first six months of 2017, mainly due to an increase in interest expenses in the first six months of 2017, as a result of higher levels of indebtedness.

Derivative Financial Instruments Income (Cost), Net

Derivative financial instruments income (cost), net, increased by Ps. 22.3 billion in the first six months of 2017, from a cost of Ps. 2.0 billion in the first six months of 2016 to an income of Ps. 20.3 billion in the first six months of 2017, mainly due the volatility of market variables involved in the fair value valuation, the depreciation of the U.S. dollar against the euro, the Japanese yen, and the British pound sterling, which are the currencies PEMEX hedges, and to the effects of the restructuring of certain financial derivative instruments.

Foreign Exchange Income (Loss), Net

A substantial portion of our debt (84.1% as of June 30, 2017) is denominated in foreign currency. Foreign exchange income increased by Ps. 328.6 billion, from a foreign exchange loss of Ps. 125.9 billion in the first six months of 2016 to a foreign exchange income of Ps. 202.7 billion in the first six months of 2017, mainly as a result of the appreciation of the peso against the U.S. dollar.

Taxes, Duties and Other

Hydrocarbon extraction duties and other duties and taxes paid increased by 54.1% in the first six months of 2017, from Ps. 133.1 million in the first six months of 2016 to Ps.205.1 million in the first six months of 2017, mainly due to the 43.2% increase in the weighted average export price of Mexican crude oil, from U.S. $30.85 per barrel in the first six months of 2016 to U.S. $44.17 per barrel in the first six months of 2017. Income related duties and taxes represented 30.6% and 27.7% of total sales in the first six months of 2017 and 2016, respectively.

Net Income/Loss

In the first six months of 2017, we had net income of Ps. 120.7 billion, as compared to a net loss of Ps. 145.5 billion in the first six months of 2016.

The increase in net income was mainly the result of the following:

•	Ps. 328.6 billion increase in foreign exchange gain, mainly due to the 13.4% appreciation of the peso against the U.S. dollar described above, and

•	Ps. 190.3 billion increase in total sales, mainly due to the increase in average sales prices of our petroleum products, as a result of increase in the weighted average Mexican export crude oil price.

This increase was partially offset by the following:

•	Ps. 107.3 billion increase in the cost of sales,

•	Ps. 102.4 billion increase in the impairment of wells, pipelines, properties, plant and equipment, and

•	Ps. 72.0 billion increase in taxes and other duties, mainly due to the increase in the weighted average price of the export price of Mexican crude oil.

Other Comprehensive Results

In the first six months of 2017, we reported a net loss of Ps. 8.7 billion in other comprehensive results as compared to net income of Ps.8.5 billion in the first six months of 2016, mainly due to an increase in the loss from the foreign currency translation effect due to the appreciation of the peso against the U.S. dollar.

Changes in the Statement of Financial Position of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies—from December 31, 2016 to June 30, 2017

Assets

Cash and cash equivalents decreased by Ps. 53.0 billion, or 32.4%, in the first six months of 2017, from Ps. 163.5 billion as of December 31, 2016 to Ps. 110.5 billion as of June 30, 2017, mainly due to payments to suppliers and contractors, payments on our debt instruments and taxes. This decrease was partially offset by the collection of cash receivables and resources obtained from financing activities.

Accounts receivable, net, increased by Ps. 1.1 billion, or 0.8%, in the first six months of 2017, from Ps. 133.2 billion as of December 31, 2016 to Ps. 134.3 billion as of June 30, 2017, mainly due to: (1) a Ps. 11.2 billion increase in accounts receivable from sales to domestic customers, mainly due to a 25.6% increase in the weighted average market price per barrel of crude oil during 2016, from U.S. $35.17 per barrel in December 2016 to U.S. $44.17 per barrel in June 2017; (2) a Ps. 9.1 billion increase in accounts receivable from sundry debtors, mainly reimbursements for fees charged for customs services, and the insurance premiums. This increase was partially offset by a decrease of Ps. 13.9 billion in accounts receivable from prepaid taxes and Ps. 5.6 billion in accounts receivable from sales to foreign customers.

Wells, pipelines, property, plant and equipment, net, decreased by Ps. 41.5 billion in the first six months of 2017, mainly due to Ps. 73.4 billion in depreciation, as well as the recognition of an impairment of Ps. 3.4 billion; this decrease was partially offset by Ps. 31.7 billion of acquisitions of wells, pipelines, properties, plant and equipment. See Note 12 of our unaudited condensed consolidated interim financial statements included herein.

Derivative financial instruments increased by Ps. 14.4 billion in the first six months of 2017, from Ps. 4.9 billion as of December 31, 2016 to Ps.19.3 billion as of June 30, 2017, mainly due to the increase in the value of favorable cross-currency swaps by the 13.4% appreciation of the peso against the U.S. dollar during the first six months of 2017.

Liabilities

Total debt, including accrued interest, decreased by Ps. 160.0 billion, or 8.1%, as of June 30, 2017, from Ps. 1,983.2 billion as of December 31, 2016 to Ps. 1,823.2 billion as of June 30, 2017, mainly due to the impact of the 13.4% appreciation of the peso against the U.S. dollar in the first six months of 2017.

Liabilities to suppliers and contractors decreased by Ps.43.3 billion, or 28.5%, as of June 30, 2017, from Ps. 151.6 billion as of December 31, 2016 to Ps. 108.4 billion as of June 30, 2017, mainly due to the payment programs established since 2016 to address the total outstanding balance of payments due to suppliers and contractors.

Taxes and duties payable decreased by Ps. 2.6 billion, or 5.4%, in the first six months of 2017, from Ps. 48.8 billion as of December 31, 2016 to Ps. 46.2 billion as of June 30, 2017, mainly due to (1) a Ps. 5.4 billion decrease in the Derecho por la Utilidad Compartida (Profit-sharing Duty), (2) a Ps. 0.7 billion in the Derecho de extracción de hidrocarburos (Hydrocarbons Extraction Duty) and (3) a Ps. 3.3 billion decrease in withheld taxes, primarily income tax, this decrease was partially offset by an increase of Ps. 4.3 billion in the value added tax and Ps. 2.6 billion in the IEPS sobre la venta de los combustibles automotrices (Tax on the Sale of Automotive Fuels) derived from the increase in gasoline prices this year.

Derivative financial instruments liabilities decreased by Ps. 19.6 billion, or 63.4%, in the first six months of 2017, from Ps. 30.9 billion as of December 31, 2016 to Ps. 11.3 billion as of June 30, 2017. This decrease was mainly due to the maturity and settlement of thirteen cross-currency swaps, as well as to the decrease in the value of cross-currency swaps.

Employee benefits liabilities increased by Ps. 31.5 billion, or 2.6%, in the first six months of 2017, from Ps. 1,220.4 billion as of December 31, 2016 to Ps. 1,251.9 billion as of June 30, 2017. This increase was mainly due to the recognition of the increased net cost of the period.

Equity (Deficit), Net

Equity (deficit), net, increased by Ps. 112.0 billion, or 9.1%, from negative Ps. 1,233.0 billion as of December 31, 2016 to negative Ps. 1,121.0 billion as of June 30, 2017. This decrease was mainly due to (1) Ps. 120.7 billion net profit for the first six months of 2017; and (2) Ps. 10.2 billion in loss from the foreign currency translation effect.

Liquidity and Capital Resources

Overview

During the first six months of 2017, we were able to strengthen our liquidity position due to a 39.6% increase in total sales, from Ps. 480.7 billion in the first six months of 2016 to Ps. 671.0 billion in the first six months of 2017, by increasing our accounts receivable and decreasing our accounts payable to suppliers and the repayment of debt, which improved our working capital from negative Ps.70.8 billion as of December 31, 2016 to negative Ps. 38.4 billion as of June 30, 2017.

Our principal uses of funds in the first six months of 2017 were primarily the repayment of debt, strengthening our cash flow through the actions listed below and, to a lesser extent, the acquisition of wells, pipelines, properties, plant and equipment and exploration costs and gains from sales of fixed assets, which collectively amounted to Ps. 30.6 billion. We met this requirement primarily with cash provided by cash flows from borrowings, which amounted to Ps. 286.7 billion. During the first six months of 2017, our net cash flow from operating activities was less than the resources needed to fund our capital expenditures and other expenses. See “Item 5—Operating and Financial Review and Prospects—Overview—Redefinition of PEMEX as a State-Owned Productive Company within the Context of Low Crude Oil Prices” in the Form 20-F for more information and a discussion of actions being taken in response to this imbalance of resources.

For 2017, we forecasted a 40.5% decrease in capital expenditures as compared to the amounts spent on capital expenditures in 2016, primarily due to the price levels of our products for 2017 expected as of the dates when our budget was prepared and a decrease in our expected borrowing capacity. As of June 30, 2017, we owed our suppliers approximately Ps. 108.4 billion as compared to Ps. 151.6 billion as of December 31, 2016. We expect to continue to require less resources for our capital expenditures. As a result of the decrease in these obligations, we believe net cash flows from our operating and financing activities will be sufficient to meet our working capital, debt service and capital expenditure requirements for the next twelve months, given that since early 2016, we and the Mexican Government have adjusted investment, taxation and financing plans to address declining oil prices and maintain our financial strength and flexibility as further described below:

•	Changes to Our Annual Budgets. We have implemented certain measures intended to improve our financial situation, including the reduction of our budget in February 2016, the implementation of a plan to reduce costs, and the establishment of lines of credit with Mexican development banks.

•	Modifying our Financing Strategy. We have adjusted our financing strategy to diversify our sources of funding though sale and lease-back transactions performed in 2016 and 2017, to optimize our debt portfolio through liability management transactions held in October 2016 and in July 2017 and to decrease our net indebtedness as described in Note 2 (b) to our unaudited condensed consolidated interim Financial Statements.

•	Crude oil hedging. In April, 2017, we entered into a crude oil hedge to partially protect decreases in the crude oil price in light of our exposure in crude oil and refined products basket. This hedging strategy was structured to protect our cash flows from decreases in the Mexican crude oil basket price in full when the price is between U.S. $42 and U.S. $37 per barrel (which we believe is the most probable price range among adverse scenarios) and in part when the price is below U.S. $37 per barrel. Through this strategy, we hedged our estimated exposure from May 2017 to December 2017 (equivalent to 409 thousand barrels per day) for U.S. $133.5 million.

•	Changes to Employee Benefits Plans. As of January 1, 2016, new employees are entitled to receive a defined contribution plan, pursuant to which both PEMEX and employees contribute to each employee’s individual account, in contrast to the existing defined benefit plan, pursuant to which only PEMEX contributes. The defined contribution plan limits increases in PEMEX’s employee benefits service cost and pension liabilities. In addition, PEMEX started the program to provide existing employees with the option to migrate from the defined benefit plan to the defined contribution plan, with the aim to stop the increase in the pension liability for those employees who switch to the defined contribution plan.

•	Asset Sales. We have sold, and continue to assess the option to sell, certain of our non-essential assets to obtain additional funds for our projects and to continue to focus our resources on the most profitable projects.

•	Reduction in Taxes. The Mexican Government modified the fiscal regime applicable to us to enable us to deduct more of our exploration and production costs. Under the current low oil price environment, the amount of the hydrocarbon extraction duty we paid for the year ended December 31, 2016 was reduced by approximately Ps. 40.2 billion, as compared to the amount we would have had to pay for this duty if this change in the fiscal regime had not been implemented.

•	No Payment of Dividend. The Mexican Government announced that Petróleos Mexicanos was not required to pay a state dividend in 2016 and will not be required to pay one in 2017.

Moreover, on April 21, 2016, we received a capital contribution of Ps. 26.5 billion from the Ministry of Finance and Public Credit and, on August 3, 2016, the Ministry of Finance and Public Credit informed us that the Mexican Government will assume Ps. 184.2 billion in payment liabilities related to our pension and retirement plans, following the review performed by an independent expert.

As noted above, successful completion of financings is an integral part of our plan to satisfy our working capital, capital expenditure, debt maturities and other requirements for the foreseeable future. Our financing program for 2017, included in the Ley de Ingresos de la Federación para el Ejercicio Fiscal 2017 (Federal Revenues Law for the Fiscal Year 2017), provides for the incurrence of up to U.S. $15.7 billion in net indebtedness (i.e., U.S. $21.0 billion of new financings minus U.S. $5.3 billion of debt payments) through a combination of domestic and international capital markets offerings and borrowings from domestic and international financial institutions.

We have a substantial amount of debt, which we have incurred primarily to finance the capital expenditures needed to carry out our capital investment projects. Due to our heavy tax burden, our cash flow from operations in recent years has not been sufficient to fund our capital expenditures and other expenses and, accordingly, our debt has significantly increased. The sharp decline in oil prices that began in late 2014 has had a negative impact on our ability to generate positive cash flows, which, together with our continued heavy tax burden, has further exacerbated our ability to fund our capital expenditures and other expenses from cash flow from operations. Therefore, in order to develop our hydrocarbon reserves and amortize scheduled debt maturities, we will need to raise financing from a broad range of funding sources, in addition to the efficiency and cost-cutting initiatives described in this report and in our latest annual report on Form 20-F.

As of June 30, 2017, our total indebtedness, including accrued interest, was approximately Ps. 1,823.2 billion (U.S. $101.9 billion), in nominal terms, which represents a 8.1% decrease in peso terms compared to our total indebtedness, including accrued interest, of approximately Ps. 1,983.2 billion (U.S. $96.0 billion) as of December 31, 2016. Approximately 25.3% of our existing debt as of June 30, 2017, or Ps. 460.5 billion (U.S. $25.7 billion), is scheduled to mature in the next three years. Our working capital increased from a negative working capital of Ps. 70.8 billion (U.S. $3.9 billion) as of December 31, 2016 to a negative working capital of Ps. 38.4 billion (U.S. $2.1 million) as of June 30, 2017. Our level of debt may increase further in the short or medium term, as a result of new financing activities or future depreciation of the peso as compared to the U.S. dollar, and may have an adverse effect on our financial condition, results of operations and liquidity position. To service our debt, we have relied and may continue to rely on a combination of cash flow from operations, drawdowns under our available credit facilities and the incurrence of additional indebtedness (including refinancing of existing indebtedness). In addition, we are taking actions to improve our financial position, such as those discussed above, particularly through our business plan and the Budget Adjustment Plan.

Certain rating agencies have expressed concerns regarding: (1) our heavy tax burden, (2) the total amount of our debt; (3) the significant increase in our indebtedness over the last several years; (4) our negative free cash flow during 2016, primarily resulting from our significant capital investment projects and the low price of oil; (5) the natural decline of certain of our oil fields and lower quality of crude oil; (6) our substantial unfunded reserve for retirement pensions and seniority premiums, which was equal to U.S. $59.1 billion as of December 31, 2016 and U.S. $70.0 billion (Ps. 1,251.9 billion) as of June 30, 2017; and (7) the resilience of our operating expenses notwithstanding the sharp decline in oil prices that began in late 2014. On January 29, 2016, Standard & Poor’s (S&P) rating agency downgraded our stand alone credit profile from “BB+” to “BB,” and on August 23, 2016 downgraded our credit outlook from stable to negative. On December 23, 2016, S&P affirmed our global foreign currency rating of “BBB+.” On March 31, 2016, Moody’s Investors Service announced the revision of our global foreign currency and local currency credit ratings from “Baa1” to “Baa3” and changed the outlook for our credit ratings to negative. Additionally, on July 26, 2016, Fitch Ratings announced the downgrade of our global local currency credit rating from A- to BBB+, citing its recent downgrade of Mexico’s sovereign global local currency credit rating as its key factor. On December 9, 2016, Fitch Ratings affirmed our “BBB+” global credit rating, but revised the outlook for our credit ratings from stable to negative. On July 19, 2017, S&P affirmed our credit risk and debt rating as BBB+ in foreign currency and as A in local currency, and modified its assessment of our outlook from negative to stable for our sovereign debt rating. On August 3, 2017, Fitch Ratings also affirmed our credit risk and debt rating as BBB+ in local currency and modified its outlook from negative to stable and on September 12, 2017, Fitch Ratings affirmed our credit risk and debt ratings as BBB+ in foreign currency.

Any further lowering of our credit ratings may have adverse consequences on our ability to access the financial markets and/or our cost of financing. If we were unable to obtain financing on favorable terms, this could hamper our ability to obtain further financing, invest in projects financed through debt and meet our principal and interest payment obligations with our creditors. As a result, we may be exposed to liquidity constraints and may not be able to service our debt or make the capital expenditures needed to maintain our current production levels and to maintain, and increase, our proved hydrocarbon reserves, which may adversely affect our financial condition and results of operations.

If such constraints occur at a time when our cash flow from operations is less than the resources needed to fund our capital expenditures or to meet our debt service obligations, in order to provide additional liquidity to our operations, we could be forced to further reduce our planned capital expenditures, implement further austerity measures and/or sell additional non-strategic assets in order to raise funds. A further reduction in our capital expenditure program could adversely affect our financial condition and results of operations. Such measures may not be sufficient to permit us to meet our obligations.

Going Concern

Our unaudited condensed consolidated interim financial statements have been prepared under the assumption that we will continue as a going concern. As we describe in Note 2 to our unaudited condensed consolidated interim financial statements, we have experienced certain conditions that have generated important uncertainty and significant doubts concerning our ability to continue operating, including recurring net losses, negative working capital, negative equity and negative cash flows from operating activities. We discuss the circumstances that have caused these negative trends, as well our plans in regard to these matters in Note 2 to our unaudited condensed consolidated interim financial statements included herein. However, with our results in the second quarter of 2017, for three straight quarters, we have obtained net income for the period. We continue operating as a going concern, and our unaudited condensed consolidated interim financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Cash Flows from Operating, Investing and Financing Activities

During the first six months of 2017, net funds used in operating activities totaled negative Ps.6.6 billion, as compared to negative Ps. 46.2 billion in the first six months of 2016. During the first six months of 2017, our net cash flows used in investing activities totaled Ps. 31.6 billion, as compared to net cash flows used in investing activities of Ps. 64.1 billion in the first six months of 2016. During the first six months of 2017, new financings totaled approximately Ps. 286.7 billion and payments of principal and interest totaled Ps. 292.3 billion, as compared to approximately Ps. 373.9 billion and Ps. 220.0 billion, respectively, during the first six months of 2016. During the first six months of 2017, we applied net funds of Ps. 32.1 billion to acquisitions of wells, pipelines, properties, plant and equipment, as compared to Ps. 59.0 billion in the first six months of 2016.

As of June 30, 2017, our cash and cash equivalents totaled Ps. 110.5 billion, as compared to Ps. 163.5 billion as of December 31, 2016. See Note 6 to our unaudited condensed consolidated interim financial statements included herein for more information about our cash and cash equivalents.

Liquidity Position

We define liquidity as funds available under our lines of credit as well as cash and cash equivalents. The following table summarizes our liquidity position as of June 30, 2017 and December 31, 2016.

	As of
	June 30, 2017		December 31, 2016
	(millions of pesos)
Borrowing base under lines of credit	Ps.	72,718	Ps.	99,174
Cash and cash equivalents		110,530		163,533

Liquidity	Ps.	183,248	Ps.	262,707

The following table summarizes our sources and uses of cash for the six-month periods ended June 30, 2017 and 2016:

	For the six-month period ended June 30,
	2017		2016
	(millions of pesos)
Net cash flows used in operating activities	Ps.	(7,518)	Ps.	(46,234)
Net cash flows used in investing activities		(30,607)		(64,148)
Net cash flows from financing activities		(5,589)		180,424
Effect of change in cash value		(9,287)		6,900

Net increase (decrease) in cash and cash equivalents	Ps.	(53,002)	Ps.	76,942

Note: Numbers may not total due to rounding.

Recent Financing Activities

During the period from May 1 to September 22, 2017, Petróleos Mexicanos participated in the following financing activities:

On May 15, 2017, Petróleos Mexicanos entered into a term loan credit facility in the amount of U.S. $400,000,000, which bears interest at a floating rate linked to LIBOR (plus a 1.65% margin) and matures on May 15, 2020. As of the date of this report, Petróleos Mexicanos has borrowed U.S. $200,000,000 under this agreement. The term loan is guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.

On July 18, 2017, Petróleos Mexicanos issued U.S. $5,000,000,000 of debt securities under its U.S.$92,000,000,000 Medium-Term Notes Program, Series C, in two tranches: (1) U.S. $2,500,000,000 of its 6.50% Notes due 2027 and (2) U.S. $2,500,000,000 of its 6.75% Bonds due 2047. All debt securities under this program are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.

On July 21, 2017, Petróleos Mexicanos consummated a tender offer pursuant to which it purchased U.S. $922,485,000 aggregate principal amount of its outstanding 5.750% Notes due 2018, U.S. $644,374,000 aggregate principal amount of its outstanding 3.500% Notes due 2018 and U.S. $172,591,000 aggregate principal amount of its outstanding 3.125% Notes due 2019.

During the period from May 1 to September 22, 2017, P.M.I. Holdings B.V. obtained U.S. $8,141,000,000 in financing from its revolving credit lines and repaid U.S. $6,951,000,000. There was U.S. $1,190,000,000 outstanding under these revolving credit lines as of September 22, 2017.

Indebtedness

During the first six months of 2017, our total debt decreased by 8.1%, from Ps. 1,983.2 billion as of December 31, 2016 to Ps. 1,823.2 billion as of June 30, 2017, primarily due to the financing payments made during this period, as described above under “Recent Financing Activities” and in Note 15 to the unaudited condensed consolidated interim financial statements included herein, and to the depreciation of the U.S. dollar against the Mexican peso by 13.4% during the first six months of 2017.

As of June 30, 2017 and as of the date of this report, we were not in default under any of our financing agreements.

Business Overview

Production

Set forth below are selected summary operating data relating to PEMEX.

	Six months ended June 30,
	2016		2017		Change	%
Operating Highlights
Production
Crude oil (tbpd)		2,203		2,015	(188)	(8.5)
Natural gas (mmcfpd)		5,992		5,316	(676)	(11.3)
Petroleum products (tbpd)		1,177		1,028	(149)	(12.7)
Dry gas from plants (mmcfpd)		3,179		2,779	(400)	(12.6)
Natural gas liquids (tbpd)		309		301	(8)	(2.6)
Petrochemicals (tt)(1)		2,196		1,573	(623)	(28.4)
Average crude oil exports (tbpd)(2)
Olmeca		110.79		21.45	(89)	(80.6)
Isthmus		146.73		56.37	(90)	(61.6)
Maya		876.09		992.12	116	13.2

Total		1,133.61		1,069.94	(64)	(5.6)
Value of crude oil exports (value in millions of U.S. dollars)(2)	U.S. $	6,437.57	U.S. $	8,421.54	1,984.0	30.8
Average PEMEX crude oil export prices per barrel(3)
Olmeca	U.S. $	34.77	U.S. $	53.89	19.1	55.0
Isthmus		32.48		48.44	16.0	49.1
Maya		31.09		43.11	12.0	38.7

Weighted average price(4)		31.20		43.49	12.29	39.39
West Texas Intermediate crude oil average price per barrel(5)	U.S. $	39.78	U.S. $	49.92	10.14	25.49

Notes: Numbers may not total due to rounding.

tbpd = thousands of barrels per day

mmcfpd = millions of cubic feet per day

tt = thousands of tons

(1)	Includes ethane and sulfur from Pemex Industrial Transformation for the six months ended June 30, 2016.
(2)	The volume and value of crude oil exports reflects customary adjustments by the PMI Group to reflect the percentage of water in each shipment as of June 30, 2017.
(3)	Average price during period indicated based on billed amounts.
(4)	On September 22, 2017, the weighted average price of PEMEX’s crude oil export mix was U.S. $48.75 per barrel.
(5)	On September 22, 2017, the West Texas Intermediate crude oil spot price was U.S. $50.31 per barrel.

Source: Petróleos Mexicanos and the PMI Group.

Crude oil production decreased by 8.5% in the first six months of 2017, from 2,203 thousand barrels per day in the first six months of 2016 to 2,015 thousand barrels per day in the first six months of 2017. This decrease was mainly due to:

•	a 21.6% decrease in extra-light crude oil production, due to a natural decline in production, as well as an increase in the fractional water flow of wells of the Bellota-Jujo, Samaria-Luna, Macuspana-Muspac and Litoral de Tabasco business units;

•	a 11.5% reduction in production of light crude oil, primarily due to a natural decline in production at the Chuhuk, Chuc, Ixtal, Kuil and Onel fields of the Abkatún-Pol-Chuc business unit of the Southwestern Marine region, as well as at Tsimin of the Litoral de Tabasco business unit and Artesa of the Macuspana-Muspac, both in the Southern region. This decline was partially offset by an increase in production at the Xanab field of the Litoral de Tabasco business unit, raising output from 129,000 barrels per day during the first six months of 2016 to 169,000 barrels per day during the first six months of 2017; and

•	a 3.1% decrease in the production of heavy crude oil, as a result of the natural decline in production and an increase in the fractional water flow of wells in highly fractured deposits of the Cantarell business unit of the Northeastern Marine region. This decrease was partially offset by the production platform of the Ku-Maloob-Zaap business unit, which was 869,000 barrels per day, and provides stability to the heavy crude oil process.

During the first six months of 2017, natural gas production decreased by 11.3% from 5,992 million cubic feet per day in the first six months of 2016 to 5,316 million cubic feet per day in the same period of 2017. This decrease in production was primarily a result of:

•	an 10.2% decrease in associated gas production, primarily due to the natural decline in production of crude oil and an increase in the fractional water flow of wells of the Abkatún-Pol-Chuc, Litoral de Tabasco, Samaria-Luna, Macuspana-Muspac and Bellota-Jujo, business units; and

•	a 24.2% decrease in non-associated gas production during this period, mainly due to a natural decline in production at the Burgos and Veracruz business units of the Northern region.

Production of petroleum products decreased by 12.7% in the first six months of 2017, from 1,177 thousand barrels per day in the first six months of 2016 to 1,028 thousand barrels per day in the first six months of 2017, primarily due to a decrease in the amount of crude oil processed and lower distillates yields. The products with the highest contraction were gasoline and diesel due to non-scheduled shutdowns in the Salina Cruz refinery and the catalytic plants at the Madero, Tula and Minatitlán refineries.

During the first six months of 2017, dry gas production decreased by 12.6%, as compared to the same period of 2016, due to the decreased availability of sour gas and sweet gas processing from the offshore, onshore and Southern regions, as well as a reduction in the supply of sweet wet gas from the Burgos basin.

The production of petrochemical products decreased to 1,573,000 tons, a 28.4% decrease, as compared to the first quarter of 2016, primarily due to the following:

•	a 178,000 ton decrease in the ethane derivatives chain, due to lower supply of ethane resulting from a decrease in the production of ethylene at the Cangrejera petrochemical complex and a reduced supply of ethane gas from our third-party supplier;

•	a 78,000 ton decrease in the methane derivatives chain, due to non-scheduled shutdown at the methanol plant in the Independencia Petrochemical Complex and less availability of natural gas;

•	a 67,000 ton decrease in the propylene and derivatives chain, due to a non-scheduled shutdown of the Continuous Catalytic Regeneration (CCR) plant at the Madero refinery, and the closure of the acrylonitrile plant at the Morelos Petrochemical complex after the end of the contract with Unigel in September 2016;

•	a 73,000 ton reduction in the aromatics and derivatives chain, due to the non-scheduled shutdown of the CCR and the closure of the styrene plant explained by the low supply of ethane at the Cangrejera Petrochemical Complex; and

•	a decline in production of other petrochemicals, primarily due to a decrease in production of sulfur of 90,000 tons, a decrease in production of BTX liquefiable hydrocarbons of 35,400 tons, a decrease in production of octane base gasoline of 59,700 tons and a decrease in production of other products of 36,300 tons, due to lower processing of crude oil and sour gas.

General Regulatory Framework

On July 19, 2017, the Ley General de Responsabilidades Administrativas (General Law of Administrative Liabilities) became effective. This law seeks to create a framework for all public entities to establish effective policies of public ethics and accountability, and to set mechanisms in place for preventing, rectifying and investigating administrative liabilities. This law is applicable to federal, state and municipal public officials in Mexico, as well as to individuals and private companies. The law will punish, among other things, bribery, influence peddling, collusion and illegal payments made to public officers in Mexico.

Taxes, Duties and Other payments to the Mexican Government.

Fiscal Regime for PEMEX

On August 18, 2017, a decree was published in the Official Gazette of the Federation granting tax benefits that increased the amount an assignee can deduct for investments, costs, and expenses made pursuant to Derecho por la Utilidad Compartida (Profit-Sharing Duty), subject to certain conditions. This decree came into effect the day after its publication.

Exploration and Production

On May 2, 2017, Pemex Exploration and Production signed a contract with the National Hydrocarbon Commission (CNH) to upgrade the assignments under the shared shallow water production scheme for the Ek and Balam project area located in Campeche Sound approximately 85 kilometers from Ciudad del Carmen. This project is in line with our strategy as contemplated in our Business Plan for 2017-2021 to accelerate the development of fields, making it possible to reach the maximum recovery factor and have a significant impact on production. The provisions of this contract provide that, as part of its compensation, the Mexican Government will receive 70.5% of the operating profit, which is estimated to be more than five billion U.S. dollars for the next few years.

On May 30, 2017, Petróleos Mexicanos obtained CNH approval for the assignment of a new area that includes Chachiquin, located in the Cinturón Plegado Perdido region in the deep waters of the Gulf of Mexico south of the maritime border with the U.S., and an area southwest of the Nobilis field.

As part of our strategy to diversify and strengthen our exploration portfolio, Petróleos Mexicanos, through Pemex Exploration and Production, participated in Round 2.1 conducted by CNH. As a result of this bidding process, we won two blocks: Block 2, in partnership with German company Deutsche Erdoel AG (DEA) and Block 8 in partnership with Colombia’s Ecopetrol. In Block 2, we are the operating partner and own a 70% interest. Block 2 covers an area of 549 km2 and is located on the continental shelf of the Tampico-Misantla basin, to the west of the Gulf of Mexico. In Block 8, we are the operating partner and own a 50% interest. Block 8 is located in the Southeastern Basins and covers an area of 586 km2. Through our partnership with Ecopetrol, we establish a business relationship with one of the largest oil companies in Latin America, with which we share a strategic alignment.

Pemex Industrial Transformation

On August 26, 2017, Pemex Industrial Transformation started a scheduled and gradual shutdown of its different plants and associated services as part of a maintenance program in the Francisco I. Madero refinery, located in Ciudad Madero, Tamaulipas. We expect that this program will provide safety and reliability to our operating processes and improve the performance level of this refinery. We are taking the appropriate steps to guarantee that the supply of oil products in Mexico remains stable and we expect that, by the end of December 2017, the operating stability and optimal level of production of this refinery will be achieved.

Logistics

On July 18, 2017, Petróleos Mexicanos executed a contract with U.S. company Tesoro Corporation, that allows this company to use the duct transport and storage system owned by PEMEX in the states of Sonora and Baja California. The execution of these contracts will allow us to obtain additional resources by maximizing the use of our existing infrastructure capacity.

Directors, Senior Management and Employees

Recent Appointments

Effective July 16, 2017, the Board of Directors of Petróleos Mexicanos appointed Mr. David Armando Palacios Hernández as Corporate Director of Alliances and New Businesses of Petróleos Mexicanos, replacing Mr. José Manuel Carrera Panizzo.

Legal Proceedings

On April 6, 2017, in connection with the arbitration proceeding filed by COMMISA in December 2004 before the International Court of Arbitration of the International Chamber of Commerce against Pemex-Exploration and Production (13613/CCO/JRF), Pemex Exploration and Production and Petróleos Mexicanos executed a settlement agreement with COMMISA and agreed to pay to

COMMISA U.S. $435.0 million plus the applicable value added tax, with the funds deposited by Pemex Exploration and Production in a bank account as a guarantee before the U.S. District Court for the Southern District of New York. The remaining U.S. $30.8 million in this account will be refunded to Pemex Exploration and Production once the corresponding value added tax is paid to COMMISA according to the criteria determined by the Tax Management Service.

Mexican Government Audits and Other Investigations

Odebrecht

On December 21, 2016, the U.S. Department of Justice publicly disclosed that Odebrecht S.A. (Odebrecht), a global construction conglomerate based in Brazil, pled guilty to charges of bribery and corruption in connection with, among other things, bribes paid for more than 100 projects in twelve countries. The report further disclosed that, between 2010 and 2014, Odebrecht had bribed officials of the Mexican government for an amount equal to U.S. $10.5 million, including the payment to a high-level official of a Mexican state-owned and state-controlled company of a bribe of U.S. $6 million.

On December 22, 2016, our Liabilities Unit commenced an investigation into instances of bribery or corruption related to these allegations. On January 25, 2017, we filed a criminal complaint with the Federal Attorney General’s Office against any party for acts that may have been committed against PEMEX. We are collaborating with the Liabilities Unit, the Secretaría de la Función Pública (Ministry of the Public Function, or SFP) and the Federal Attorney General’s Office in order to hold those responsible for these acts accountable and ensure that we recover any costs triggered by the damages to which we are entitled.

As a result of the investigation that is being carried out by the SFP, agreements executed by Odebrecht and its affiliates with different public entities of the Mexican Government were audited. On June 14, 2017, the Ministry of the Public Function, through our Liabilities Unit, initiated four administrative sanctioning procedures against two affiliates of Odebrecht and its representatives for probable administrative irregularities, in accordance with the Ley Federal Anticorrupción en Contrataciones Públicas (Federal Anticorruption Law in Public Procurement), related to a public work contract in our Miguel Hidalgo refinery in Tula, Hidalgo. The probable administrative liability will be determined once all procedures are complete.

On June 16, 2017, we notified Odebrecht Ingeniería y Construcción Internacional de México, S.A. de C.V. (“ODM”) of the termination of the engineering, procurement and construction contract between ODM and Pemex Industrial Transformation dated November 12, 2015. This contract was for works related to the construction of access ways and external works for the residual exploitation project for the Miguel Hidalgo refinery and was valued at approximately Ps. 1.8 billion. We terminated this contract due to ODM’s failure to comply with its obligations.

On September 11, 2017, the SFP, through the Liabilities Unit in Petróleos Mexicanos, announced that it had identified new administrative irregularities of Ps. 119 million related to the execution of a public work contract in our Miguel Hidalgo refinery in Tula, Hidalgo involving an affiliate of Odebrecht and a public officer of Pemex Industrial Transformation. The probable administrative liability will be determined once all procedures are complete.

Actions Against the Illicit Market in Fuels – Cancellation of Franchise Contracts

On June 1, 2017, we announced the cancellation of the franchise contracts of seven gas stations located in the state of Puebla, which allegedly committed irregularities in their fuel trade procedures and had tax inconsistencies as a result of an operation involving PEMEX, the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit) through the Tax Administration Service and its Financial Intelligence Unit, as well as the Procuraduría General de la República (Attorney General’s Office), the Secretaría de la Defensa Nacional (Ministry of National Defense) and the Comisión Nacional de Seguridad (National Security Commission), through the federal and state police. Through measures like these, we seek to provide certainty to our customers, as well as to combat the illicit market in fuels, tax evasion, money laundering and commercial fraud.

For further information on our legal proceedings, please see “Item 5—Operating and Financial Review and Prospects—Overview” and “Item 8 —Financial Information—Legal Proceedings” in the Form 20-F.

Code of Conduct

On August 28, 2017, a new Código de Conducta de Petróleos Mexicanos, sus empresas productivas subsidiarias y, en su caso, empresas filiales (Code of Conduct of Petróleos Mexicanos, its productive subsidiary entities and, where applicable, affiliated companies, or the Code of Conduct) was published in the Official Gazette of the Federation, replacing the code of conduct issued in February 2015. This Code of Conduct delineates behaviors expected and banned for our employees, in accordance with the values established in the Code of Ethics approved by the Board of the Directors of Petróleos Mexicanos in November 2016, such as: respect, non-discrimination, honesty, loyalty, responsibility, legality, impartiality and integrity, among others.

On September 11, 2017, the Políticas y Lineamientos Anticorrupción para Petróleos Mexicanos, sus empresas productivas subsidiarias y, en su caso, Empresas Filiales (Anticorruption Policies and Guidelines for Petróleos Mexicanos, its productive subsidiary entities and, where applicable, affiliated companies) and the Políticas y Lineamientos para el desarrollo de la Debida Diligencia en Petróleos Mexicanos, sus empresas productivas subsidiarias y, en su caso, Empresas Filiales, en Materia de Ética e Integridad Corporativa (Policies and Guidelines to carry out Due Diligence in Petróleos Mexicanos, its productive subsidiary entities and, where applicable, affiliated companies, in Ethics and Corporate Integrity matters) became effective. Additionally, we have now established an Ethics Line, and made the toll-free telephone number available on our website, as a mechanism to provide advice to address questions on ethics and integrity issues within PEMEX and to facilitate receipt of complaints about possible violations to our Code of Ethics or our Code of Conduct. The information received will be channeled to the appropriate areas authorized to investigate and, if applicable, pursue cases in accordance with the applicable laws.

We believe that the new regulations and mechanisms mentioned above, along with the legal framework applicable to PEMEX, will allow us to better address risks related to corruption with respect to our relationships with third parties.

Earthquakes in Mexico

On September 7, 2017 and September 19, 2017 two earthquakes occurred in Mexico. We do not anticipate any significant impact to our production, storage and supply facilities as a result of either earthquake and we continue to operate normally in order to ensure continuous supply of our products throughout the country.

PETRÓLEOS MEXICANOS,

PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2017 AND DECEMBER 31, 2016

AND FOR THE THREE AND SIX-MONTH PERIODS

ENDED JUNE 30, 2017 AND 2016

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2017 AND DECEMBER 31, 2016

AND FOR THE THREE-MONTH PERIODS ENDED JUNE 30, 2017 AND 2016

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2017 AND DECEMBER 31, 2016

(figures stated in thousands, except as noted (Note 2))

	Note	June 30, 2017		December 31, 2016
ASSETS
Current assets:
Cash and cash equivalents	6	Ps.	110,530,917	Ps.	163,532,513
Accounts receivable, net	7		134,340,335		133,220,527
Inventories, net	8		51,942,558		45,892,060
Held—for—sale current non—financial assets	9		7,396,196		7,460,674
Available—for—sale financial assets	10		—		435,556
Derivative financial instruments	16		19,257,681		4,857,470

Total current assets			323,467,687		355,398,800
Non-current assets:
Available—for—sale financial assets	10		5,653,589		6,027,540
Investments in joint ventures, associates and other	11		21,023,164		23,154,632
Wells, pipelines, properties, plant and equipment, net	12		1,622,632,587		1,667,742,248
Long-term notes receivable	14		150,520,632		148,607,602
Deferred taxes			95,346,087		100,324,689
Restricted cash	6		—		10,478,626
Intangible assets	13		6,093,187		8,639,242
Other assets	14		11,544,910		9,512,645

Total non-current assets			1,912,814,156		1,974,487,224

Total assets		Ps.	2,236,281,843	Ps.	2,329,886,024

LIABILITIES
Current liabilities:
Short-term debt and current portion of long—term debt	15	Ps.	173,742,805	Ps.	176,166,188
Suppliers			108,389,144		151,649,540
Taxes and duties payable			46,208,792		48,839,595
Accounts and accrued expenses payable			22,241,477		18,666,607
Derivative financial instruments	16		11,299,944		30,867,956

Total current liabilities			361,882,162		426,189,886
Long-term liabilities:
Long-term debt	15		1,649,423,877		1,807,004,542
Employee benefits			1,251,944,629		1,220,409,436
Provisions for sundry creditors	17		80,142,039		88,317,878
Other liabilities			9,175,641		16,837,893
Deferred taxes			4,699,826		4,134,536

Total long-term liabilities			2,995,386,012		3,136,704,285

Total liabilities		Ps.	3,357,268,174	Ps.	3,562,894,171

EQUITY (DEFICIT), NET
Controlling interest:
Certificates of Contribution “A”			356,544,447		356,544,447
Mexican Government contributions			43,730,591		43,730,591
Legal reserve			1,002,130		1,002,130
Accumulated other comprehensive result			(172,025,191)		(163,399,441)
Accumulated deficit:
From prior years			(1,471,862,579)		(1,280,216,973)
Net income (loss) for the period			120,702,571		(191,645,606)

Total controlling interest			(1,121,908,031)		(1,233,984,852)
Total non-controlling interest			921,700		976,705

Total equity (deficit), net			(1,120,986,331)		(1,233,008,147)

Total liabilities and equity (deficit), net		Ps.	2,236,281,843	Ps.	2,329,886,024

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

	Note	2017		2016
Net sales:
Domestic		Ps.	428,750,603	Ps.	302,088,323
Export			234,763,658		171,529,775
Services income			7,534,785		7,080,417

Total sales			671,049,046		480,698,515
Impairment (reversal) of wells, pipelines, properties, plant and equipment, net	12-d		3,401,410		(99,024,377)
Cost of sales			463,319,898		355,953,172

Gross income			204,327,738		223,769,720
Other revenues (expenses), net			10,312,041		(304,989)
General expenses:
Transportation, distribution and sale expenses			11,534,095		13,223,291
Administrative expenses			58,823,214		55,056,669

Operating income			144,282,470		155,184,771

Financing income[1]			7,301,747		4,229,469
Financing cost[2]			(49,612,925)		(43,146,606)
Derivative financial instruments income (cost), net	16		20,332,885		(1,995,379)
Exchange income (loss), net			202,662,743		(125,958,938)

			180,684,450		(166,871,454)
Share of profit (loss) in joint ventures, associates and other, net	11		874,954		(711,162)

Income (loss) before taxes and duties			325,841,874		(12,397,845)
Hydrocarbon extraction duties and others			198,272,493		128,001,955
Income tax			6,853,632		5,078,873

Total taxes and duties			205,126,125		133,080,828

Net income (loss) for the period		Ps.	120,715,749	Ps.	(145,478,673)

Other comprehensive results:
Items that will be reclassified subsequently to profit or loss:
Available-for-sale financial assets gain	10	Ps.	1,607,739	Ps.	60,036
Currency translation effect			(10,301,672)		8,438,281
Items that will not be reclassified subsequently to profit or loss:
Actuarial (losses) – employee benefits			—		(43,831)

Total other comprehensive results			(8,693,933)		8,454,486

Comprehensive result for the period		Ps.	112,021,816	Ps.	(137,024,187)

Net income (loss) for the period attributable to:
Controlling interest		Ps.	120,702,571	Ps.	(145,536,200)
Non-controlling interest			13,178		57,527

Net income (loss) for the period		Ps.	120,715,749	Ps.	(145,478,673)

Other comprehensive results attributable to:
Controlling interest		Ps.	(8,625,750)	Ps.	8,425,099
Non-controlling interest			(68,183)		29,387

Total other comprehensive results for the period		Ps.	(8,693,933)	Ps.	8,454,486

Comprehensive income (loss) for the period:
Controlling interest		Ps.	112,076,821	Ps.	(137,111,101)
Non-controlling interest			(55,055)		86,914

Total comprehensive result for the period		Ps.	112,021,816	Ps.	(137,024,187)

[1]	Includes financing income from investments and gain on discount rate of plugging of wells for each of the six-month periods ended June 30, 2017 and 2016.
[2]	Mainly interest on debt.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH PERIODS ENDED JUNE 30 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

	Note	2017		2016
Net sales:
Domestic		Ps.	211,010,409	Ps.	148,819,131
Export			107,444,945		102,996,247
Services income			4,008,181		3,893,897

Total sales			322,463,535		255,709,275
Reversal of impairment of wells, pipelines, properties, plant and equipment			(18,927,911)		(99,024,377)
Cost of sales			227,654,053		193,507,174

Gross income			113,737,393		161,226,478
Other (expenses), net			(5,010,577)		(2,009,779)
General expenses:
Distribution, transportation and sale expenses			6,519,672		6,997,583
Administrative expenses			30,666,104		28,133,665

Operating income			71,541,040		124,085,451

Financing income[1]			3,693,243		2,449,402
Financing cost[2]			(23,718,852)		(23,559,880)
Derivative financial instruments income (cost), net			19,732,250		(10,939,463)
Foreign exchange income (loss), net			60,572,598		(106,935,073)

			60,279,239		(138,985,014)
Share of profit (loss) in joint ventures, associates and other, net			633,428		(496,111)

Income before duties, taxes and other			132,453,707		(15,395,674)

Hydrocarbon extraction duties and others			95,305,712		63,332,822
Income tax			4,367,540		4,737,663

Total duties, taxes and other			99,673,252		68,070,485

Net income (loss) for the period			32,780,455		(83,466,159)

Other comprehensive results:
Items that will be reclassified subsequently to profit or loss:
Available-for-sale financial assets			62,776		72,109
Currency translation effect			1,674,187		9,228,710
Items that will not be reclassified subsequently to profit or loss:
Actuarial (losses) – employee benefits			—		(43,831)

Total other comprehensive results			1,736,963		9,256,988

Total comprehensive income (loss)		Ps.	34,517,418	Ps.	(74,209,171)

Net income (loss) attributable to:
Controlling interest		Ps.	32,761,345	Ps.	(83,489,174)
Non-controlling interest			19,110		23,015

Net income (loss)		Ps.	32,780,455	Ps.	(83,466,159)

Other comprehensive results attributable to:
Controlling interest		Ps.	1,757,715	Ps.	9,231,160
Non-controlling interest			(20,752)		25,828

Total other comprehensive results		Ps.	1,736,963	Ps.	9,256,988

Comprehensive income (loss):
Controlling interest		Ps.	34,519,060	Ps.	(74,258,014)
Non-controlling interest			(1,642)		48,843

Total comprehensive income (loss)		Ps.	34,517,418	Ps.	(74,209,171)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

[1]	Includes financing income from investments and gain on discount rate of plugging of wells for each of the three-month periods ended June 30, 2017 and 2016.
[2]	Mainly interest on debt.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF CHANGES IN EQUITY (DEFICIT), NET

FOR THE SIX-MONTH PERIODS ENDED JUNE, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

	Controlling interest
	Certificates of Contribution “A”		Mexican Government contributions		Legal reserve		Accumulated other comprehensive income (loss)
							Available-for sale financial assets	Cumulative currency translation effect		Actuarial (losses) gains on employee benefits effect	Accumulated deficit			Total	Non controlling interest		Total Equity (deficit), net
											For the year		From prior years
Balances as of January 1, 2016	Ps.	194,604,835	Ps.	43,730,591	Ps.	1,002,130	Ps. (5,771,947)	Ps.	29,550,360	Ps. (329,801,386)	Ps.	—	Ps. (1,265,243,759)	Ps. (1,331,929,176)	Ps.	253,278	Ps. (1,331,675,898)
Increase in Certificates of Contribution “A”		26,500,000		—		—	—		—	—		—	—	26,500,000		—	26,500,000
Total comprehensive income (loss)		—		—		—	60,036		8,408,894	(43,831)		(145,536,200)	—	(137,111,101)		86,914	(137,024,187)

Balances as of June 30, 2016	Ps.	221,104,835	Ps.	43,730,591	Ps.	1,002,130	Ps. (5,711,911)	Ps.	37,959,254	Ps. (329,845,217)	Ps.	(145,536,200)	Ps. (1,265,243,759)	Ps. (1,442,540,277)	Ps.	340,192	Ps. (1,442,200,085)

Balances as of January 1, 2017	Ps.	356,544,447	Ps.	43,730,591	Ps.	1,002,130	Ps. (5,564,130)	Ps.	50,720,022	Ps. (208,555,333)	Ps.	—	Ps. (1,471,862,579)	Ps. (1,233,984,852)	Ps.	976,705	Ps. (1,233,008,147)
Total comprehensive income (loss)		—		—		—	1,607,739		(10,233,489)	—		120,702,571	—	112,076,821		(55,005)	112,021,816

Balances as of June 30, 2017	Ps.	356,544,447	Ps.	43,730,591	Ps.	1,002,130	Ps. (3,956,391)	Ps.	40,486,533	Ps. (208,555,333)	Ps.	120,702,571	Ps. (1,471,862,579)	Ps. (1,121,908,031)	Ps.	921,700	Ps. (1,120,986,331)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF CASH FLOWS

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

	2017		2016
Operating activities
Net (loss) income	Ps.	120,715,749	Ps.	(145,478,673)
Depreciation and amortization		73,422,650		63,920,586
Impairment (reversal) of wells, pipelines, properties, plant and equipment		3,401,410		(99,024,377)
Unsuccessful wells		3,051,614		11,260,426
Loss on disposal of wells, pipelines, properties, plant and equipment		3,996,360		1,585,356
(Gains) from business acquisitions		—		(5,578,658)
Share of profit (loss) in joint ventures, associates and other		(874,954)		711,162
Dividends received in shares		(193,731)		(128,051)
Effects of net present value of reserve for well abandonment		1,437,130		1,129,200
Amortization expenses related to debt issuance		(1,915,681)		(1,362,242)
Unrealized foreign exchange (income) loss		(202,112,496)		122,761,003
Interest expense		49,612,925		43,146,606

		50,540,976		(7,057,662)
Derivative financial instruments		(33,968,222)		(2,726,894)
Accounts receivable		9,374,402		(83,199,786)
Inventories		(6,050,497)		(4,538,307)
Other assets		(4,267,360)		(1,476,597)
Accounts payable and accrued expenses		3,574,869		7,562,387
Taxes and duties		(2,630,803)		49,013,723
Suppliers		(43,260,396)		(39,099,855)
Provisions for sundry creditors		(16,959,476)		3,116,144
Employee benefits		31,531,893		32,333,616
Deferred taxes		5,543,893		(161,307)

Net cash flows (used in) from operating activities		(6,570,721)		(46,234,538)

Investing activities
Acquisition of wells, pipelines, properties, plant and equipment		(32,055,318)		(58,972,890)
Business acquisitions		—		(3,908,781)
Cash proceeds from sale of available-for-sale current financial assets		684,030		—
Exploration costs		(183,493)		(1,265,879)

Net cash flows used in investing activities		(31,554,781)		(64,147,550)

Financing activities
Increase in equity due to Certificates of contributions		—		26,500,000
Loans obtained from financial institutions		286,723,631		373,924,580
Debt payments, principal only		(240,735,745)		(180,923,641)
Interest paid		(51,576,682)		(39,077,096)

Net cash flows (used) from financing activities		(5,588,796)		180,423,843

Net increase (decrease) in cash and cash equivalents		(43,714,298)		70,041,755
Effects of change in cash value		(9,287,298)		6,900,395
Cash and cash equivalents at the beginning of the period		163,532,513		109,368,880

Cash and cash equivalents at the end of the period (Note 6)	Ps.	110,530,917	Ps.	186,311,030

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2017 AND DECEMBER 31, 2016 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

NOTE 1. STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

Petróleos Mexicanos was created by a decree issued by the Mexican Congress on June 7, 1938. The decree was published in the Diario Oficial de la Federación (Official Gazette of the Federation) on July 20, 1938 and came into effect on that date.

On December 20, 2013, the Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía (Decree that amends and supplements various provisions of the Mexican Constitution relating to energy matters), was published in the Official Gazette of the Federation and came into effect on December 21, 2013 (the “Energy Reform Decree”). In accordance with the Energy Reform Decree, the Mexican Government will carry out the exploration and extraction of hydrocarbons in the United Mexican States (“Mexico”) through assignments to productive state-owned companies, as well as through agreements with productive state-owned companies and with other companies.

As part of the secondary legislation enacted in accordance with the Energy Reform Decree, on August 11, 2014, the Ley de Petróleos Mexicanos (the Petróleos Mexicanos Law) was published in the Official Gazette of the Federation. The Petróleos Mexicanos Law became effective on October 7, 2014, except for certain provisions. On December 2, 2014, the Secretaría de Energía (Ministry of Energy) published in the Official Gazette of the Federation the declaration pursuant to which the special regime governing Petróleos Mexicanos’ activities relating to productive state-owned subsidiaries, affiliates, compensation, assets, administrative liabilities, state dividend, budget and debt levels came into effect. On June 10, 2015, the Disposiciones Generales de Contratación para Petróleos Mexicanos y sus Empresas Productivas Subsidiarias (General Contracting Provisions for Petróleos Mexicanos and its productive state-owned subsidiaries) was published in the Official Gazette of the Federation and thereafter the special regime for acquisitions, leases, services and public works matters came into effect.

Once the Petróleos Mexicanos Law came into effect, Petróleos Mexicanos was transformed from a decentralized public entity to a productive state-owned company. Petróleos Mexicanos is a legal entity empowered to own property and carry on business in its own name with the purpose of carrying out exploration and extraction of crude oil and other hydrocarbons in Mexico. In addition, Petróleos Mexicanos performs activities related to refining, gas processing and engineering and research projects to create economic value and increase the income of the Mexican Government, as its owner, while adhering to principles of equity and social and environmental responsibility.

The Subsidiary Entities, Pemex Exploración y Producción (Pemex Exploration and Production), Pemex Transformación Industrial (Pemex Industrial Transformation), Pemex Perforación y Servicios (Pemex Drilling and Services), Pemex Logística (Pemex Logistics), Pemex Cogeneración y Servicios (Pemex Cogeneration and Services), Pemex Fertilizantes (Pemex Fertilizers) and Pemex Etileno (Pemex Ethylene), are productive state-owned subsidiaries empowered to own property and carry on business in their own name, subject to the direction and coordination of Petróleos Mexicanos (the “Subsidiary Entities”).

The Subsidiary Entities of Petróleos Mexicanos prior to the Corporate Reorganization (defined below) were Pemex-Exploración y Producción, Pemex-Refinación (Pemex-Refining), Pemex-Gas and Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals), which were decentralized public entities with a technical, industrial and commercial nature with their own corporate identity and equity, with the legal authority to own property and conduct business in their own names, and were 100% owned by Petróleos Mexicanos and controlled by the Mexican Government; they had been consolidated into and had the characteristics of subsidiaries of Petróleos Mexicanos.

The Board of Directors of Petróleos Mexicanos, in its meeting held on November 18, 2014, approved the Corporate Reorganization (defined below) proposed by the Director General of Petróleos Mexicanos.

Pursuant to the approved reorganization proposal, the existing four Subsidiary Entities were transformed into two new productive state-owned subsidiaries, which will assume all of the rights and obligations of the existing Subsidiary Entities (the “Corporate Reorganization”). Pemex-Exploration and Production was transformed into Pemex Exploration and Production, a productive state-owned subsidiary, and Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals were transformed in the productive state-owned subsidiary Pemex Industrial Transformation.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2017 AND DECEMBER 31, 2016 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

The Board of Directors of Petróleos Mexicanos also approved the creation of the following new Subsidiary Entities: Pemex Drilling and Services, Pemex Logistics, Pemex Cogeneration and Services, Pemex Fertilizers and Pemex Ethylene. Each of these productive state-owned subsidiaries may be transformed into an affiliate of Petróleos Mexicanos if certain conditions set forth in the Petróleos Mexicanos Law are met.

On March 27, 2015, the Board of Directors of Petróleos Mexicanos approved the Estatuto Orgánico de Petróleos Mexicanos (Organic Statute of Petróleos Mexicanos) and the acuerdos de creación (creation resolutions) of each productive state-owned subsidiary. The Subsidiary Entities and their respective purposes are as follows:

•	Pemex Exploration and Production: This entity is in charge of exploration and extraction of crude oil and solid, liquid or gaseous hydrocarbons in Mexico, in the exclusive economic zone of Mexico and abroad.

•	Pemex Industrial Transformation: This entity performs activities related to refining, processing, import, export, trading and sale of hydrocarbons.

•	Pemex Drilling and Services: This entity performs drilling services and repair and services of wells, among others.

•	Pemex Logistics: This entity provides transportation, storage and related services for crude oil, petroleum products and petrochemicals to PEMEX and other companies, through pipelines and maritime and terrestrial means, and provides guard and management services, among others.

•	Pemex Cogeneration and Services: This entity generates, supplies and trades electric and thermal energy, including but not limited to the energy and thermal power produced in power plants and cogeneration plants, as well as performing technical and management services related to these activities to PEMEX and other companies, by itself or through companies in which it participates directly or indirectly, among others.

•	Pemex Fertilizers: This entity produces, distributes and commercializes ammonia, fertilizers and its derivatives, as well as provides related services, among others.

•	Pemex Ethylene: This entity commercializes, distributes and trades methane, ethane and propylene, directly or through others, among others.

On April 28, 2015 the creation resolutions of the seven productive state-owned subsidiaries were published in the Official Gazette of the Federation. Each creation resolution included a provision establishing that the creation resolution would come into effect once the required administrative procedures to start operations were in place and the Board of Directors of Petróleos Mexicanos issued and published a statement related to each creation resolution in the Official Gazette of the Federation.

On May 29, 2015, the statements related to the creation resolution of the productive state-owned subsidiary Pemex Exploration and Production and the productive state-owned subsidiary Pemex Cogeneration and Services issued by the Board of Directors of Petróleos Mexicanos were published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on June 1, 2015. On December 29, 2015, a modification to the creation resolution of the productive state-owned subsidiary Pemex Exploration and Production was published in the Official Gazette of the Federation and became effective that same date. On May 12, 2016, a modification to the creation resolution of the productive state-owned subsidiary Pemex Exploration and Production was published in the Official Gazette of the Federation and became effective that same date.

On July 31, 2015, the statements related to the creation resolution of the productive state-owned subsidiary Pemex Drilling and Services, the productive state-owned subsidiary Pemex Fertilizers and the productive state-owned subsidiary Pemex Ethylene issued by the Board of Directors of Petróleos Mexicanos were published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on August 1, 2015.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2017 AND DECEMBER 31, 2016 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

On October 1, 2015, the statement related to the creation resolution of the productive state-owned subsidiary Pemex Logistics issued by the Board of Directors of Petróleos Mexicanos was published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on October 1, 2015.

On October 6, 2015, the statement related to the creation resolution of the productive state-owned subsidiary Pemex Industrial Transformation issued by the Board of Directors of Petróleos Mexicanos was published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on November 1, 2015.

As of the date of this report, all of the creation resolutions of the productive state-owned subsidiaries have come into effect.

The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are productive state-owned entities, whereas the Subsidiary Companies are affiliate companies that were formed in accordance with the applicable laws of each of the respective jurisdictions in which they were incorporated. The “Subsidiary Companies” are defined as those companies which are controlled, directly or indirectly, by Petróleos Mexicanos (see Note 3 a).

“Associates,” as used herein, means those companies in which Petróleos Mexicanos does not have effective control (see Note 3 a).

Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to collectively herein as “PEMEX.”

PEMEX’s address and its principal place of business is: Av. Marina Nacional No. 329, Col. Verónica Anzures, Delegación Miguel Hidalgo, 11300 Ciudad de México, México.

NOTE 2. BASIS OF PREPARATION

a. Statement of compliance

PEMEX prepared its unaudited condensed consolidated interim financial statements as of June 30, 2017 and December 31, 2016, and for the six-month periods ended June 30, 2017 and 2016, in accordance with IAS 34, “Interim Financial Reporting” (“IAS 34”) of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These unaudited condensed consolidated interim financial statements do not include all the information and disclosure required for full annual consolidated financial statements and should be read in conjunction with PEMEX’s audited consolidated financial statements for the year ended December 31, 2016. PEMEX estimates that there is no significant impact on its unaudited condensed consolidated interim financial statements due to the seasonality of operations.

These unaudited condensed consolidated interim financial statements follow the same accounting policies and methods of computation as the most recent annual financial statements.

On September 22, 2017, these unaudited condensed consolidated interim financial statements under IFRS and the notes hereto were authorized for issuance by the following officers: Mr. José Antonio González Anaya, Chief Executive Officer, Mr. Juan Pablo Newman Aguilar, Chief Financial Officer, Mr. Manuel Salvador Cruz Flores, Deputy Director of Accounting and Tax Matters, and Mr. Oscar René Orozco Piliado, Associate Managing Director of Accounting.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2017 AND DECEMBER 31, 2016 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

b. Basis of measurement and going concern

These unaudited condensed consolidated interim financial statements have been prepared using the historical cost basis method, except where it is indicated that certain items have been measured using the fair value model, amortized cost or present value. The principal items measured at fair value are derivative financial instruments (“DFIs”). The principal item measured at amortized cost is debt, while the principal item measured at present value is the provision for employee benefits. The principal items measured at value-in-use are some components of wells, pipelines, properties, plant and equipment.

The unaudited condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that PEMEX can meet its payment obligations.

During the six months ended June 30, 2016, PEMEX recognized a net loss of Ps. 145,478,673 caused mainly by the decrease in international oil prices and the high tax burden applicable to the industry. However, during the six months ended June 30, 2017, PEMEX recognized net income of Ps. 120,715,749 caused mainly by the appreciation of the peso relative to the U.S. dollar, as well as an increase in the price of crude oil. The second quarter of 2017 was the third consecutive quarter in which PEMEX obtained net income, mainly due to the low price on hydrocarbons. Additionally, as of June 30, 2017 and December 31, 2016, PEMEX had a negative equity of Ps. 1,120,986,331 and Ps. 1,233,008,147, respectively; a negative working capital of Ps. 38,414,475 and Ps. 70,791,086, respectively; and net cash flows used in operating activities of Ps. 6,570,721, for the period ended June 30, 2017.

PEMEX believes net cash flows from its operating and financing activities for 2017, including the use of lines of credit with certain banks, will be sufficient to meet its working capital needs, debt service and capital expenditure requirements and maintain its financial strength and flexibility in the twelve months following the date of issuance of these unaudited condensed consolidated interim financial statements.

PEMEX continues to implement actions and business strategies that enable it to operate competitively and efficiently and take advantage of benefits of the Energy Reform Decree. PEMEX began implementing certain of these actions and strategies in 2016 and continues in 2017, as further described below:

2017-2021 Business Plan: On November 3, 2016, PEMEX announced its business plan for the five-year period from 2017 through 2021, which is designed to improve cash flows, reduce net indebtedness, strengthen its financial balance, reduce financial losses in its national refining system and plan for continued cost-cutting and administrative discipline, as well as the establishment of additional alliances and partnerships, including an intensive farm-out program. The business plan was prepared conservatively and does not include additional income from the disposal of assets.

Plan for 2017: The 2017 actions under the business plan also sets out certain objectives PEMEX expects to achieve with respect to its Subsidiary Entities as follows:

•	Pemex Exploration and Production’s investments will focus on the most profitable projects, as well as on farm-outs and other partnerships aimed at increasing hydrocarbon production. On March 7, 2017, Pemex Exploration and Production signed the first farm-out project with BHP-Billiton for the Trion project, as well as the partnership with Chevron and Inpex Corporation for the rights to block 3 North of the Plegado Perdido, both in deep waters. On May 2, 2017, the Comisión Nacional de Hidrocarburos, (National Hydrocarbon Commission, or “CNH”) signed with Pemex Exploration and Production the Contract for Crude Oil Drilling under the shared shallow-water production scheme. On May 30, 2017, Petróleos Mexicanos obtained the approval from the CNH for the assignment of a new area that includes an area to the south of the maritime border with the United States, in the deep waters of the Gulf of Mexico. Similarly, on June 19, 2017, Pemex Exploration and Production was awarded in Round 2.1 the rights to develop two blocks in shallow waters as a consortium with Deutsche Erdoel AG (DEA) and Ecopetrol companies, respectively. Pemex is also in the process of entering into four new farm-outs for exploration and production in various offshore and onshore fields.

•	With respect to Pemex Industrial Transformation, PEMEX is seeking partnerships for auxiliary services and the reconfiguration of certain refineries. On February 23, 2017, Pemex Industrial Transformation subscribed the auxiliary services contract with Air Liquide México. S.A. de R.L. de C.V. for hydrogen supply in the Miguel Hidalgo Refinery in Tula, Hidalgo.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2017 AND DECEMBER 31, 2016 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

•	Pemex Logistics is being transformed from a company designed to ensure that Petróleos Mexicanos and its subsidiaries are properly supplied to one that provides profitable and competitive services to multiple customers. On May 2, 2017, PEMEX announced the results of the first Open Season Public Auction held by Pemex Logistics whereby, on July 19, 2017, PEMEX undersigned the contracts with Tesoro, a U.S. company. Under the contracts, Tesoro may use the duct transportation and storage system in the south of Mexico.

•	PEMEX’s business plan also describes its goal to increase the profitability of Pemex Fertilizers, Pemex Ethylene, Pemex Cogeneration and Services and Pemex Drilling and Services through service contracts and partnerships for the modernization of their facilities. On July 6, 2017, Pemex Ethylene, successfully concluded the e-auction to adjudicate quantities of ethylene oxide, in which 100% of the volume available was placed at a market price that balanced both offer and demand and was higher than the historical price.

2016 Budget Adjustment: In 2017, PEMEX continues to develop actions from its Plan de Ajuste Presupuestal 2016 (2016 Budget Adjustment Plan) which were included in its 2017-2021 Business Plan.

Pension Reform. As of January 1, 2016, new employees are entitled to receive a defined contribution pension plan, pursuant to which both PEMEX and its employees contribute to each employee’s individual account, in contrast to the existing defined benefit pension plan, pursuant to which only PEMEX contributes. Additionally, PEMEX started the program to invite existing employees to migrate from the defined benefit plan to the defined contribution plan, which reduces increases in PEMEX’s employee benefits service cost and its employee benefits liability.

Asset Sales. An important strategy identified in the business plan is to focus the company’s efforts on those activities considered as the most profitable, leading PEMEX to continue assessing the divestiture of non-essential assets to obtain financial resources for PEMEX’s projects.

Decreased Debt Financing: PEMEX will decrease its financing during the year 2017 from Ps. 240,400,000 of net indebtedness approved for 2016 to a net indebtedness of Ps. 150,000,000 approved for 2017. In addition, PEMEX will assess opportunities for liability management in accordance with market conditions. The liability management transactions completed in October 2016 and July 2017 allowed the exchange of near to maturity securities for longer term maturity securities with better conditions, strengthening its financial position. As a result of this strategy, Standard & Poor’s and Fitch increased PEMEX’s ratings outlook from negative to stable.

New Budget: On July 8, 2016, the Board of Directors of Petróleos Mexicanos approved a proposal for the annual consolidated budget of Petróleos Mexicanos and its Subsidiaries Entities for 2017, which was subsequently approved by the Chamber of Deputies on November 10, 2016. The consolidated annual budget of Petróleos Mexicanos and its Subsidiary entities for 2017 is approximately Ps. 391,946,173 as compared to the Ps. 378,282,000 annual consolidated adjusted budget for 2016.

The structural changes arising from the Energy Reform, and the actions taken by management are aimed at ensuring the continuity of PEMEX’s operations, reducing costs, generating more revenue and operating more efficiently.

In April 2017, PEMEX entered into a crude oil hedge to partially protect its cash flows from decreases in the price of Mexican crude oil.

Petróleos Mexicanos and its Subsidiaries Entities are not subject to the Ley de Concursos Mercantiles (the Bankruptcy Law) and none of PEMEX’s existing financing agreements include any clause that could lead to the demand for immediate payment of the respective debt due to having negative equity.

PEMEX prepared its unaudited condensed consolidated interim financial statements as of June 30, 2017 and December 31, 2016 on a going concern basis. There are certain conditions that have generated important uncertainty and significant doubts concerning the entity’s ability to continue operating, including recurring net losses, negative working capital, negative equity and negative cash flows from operating activities. These financial statements do not contain any adjustments that would be required if they were not prepared on a going concern basis.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2017 AND DECEMBER 31, 2016 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

c. Functional and reporting currency and translation of foreign currency operations

These unaudited condensed consolidated interim financial statements are presented in Mexican pesos, which is both PEMEX’s functional currency and reporting currency, due to the following:

i.	the economic environment in which PEMEX operates is Mexico, where the legal currency is the Mexican peso;

ii.	Petróleos Mexicanos and its Subsidiary Entities have budgetary autonomy, subject only to maintaining the financial balance (the difference between income and total net spending, including the financial cost of the public debt of the Mexican Government and the entities directly controlled by the Mexican Government) and the spending cap of personnel services proposed by SHCP and approved by the Mexican Congress, in Mexican pesos.

iii.	employee benefits provision was approximately 37% and 34% of PEMEX’s total liabilities as of June 30, 2017 and December 31, 2016, respectively. This provision is computed, denominated and payable in Mexican pesos; and

iv.	cash flows for payment of general expenses, taxes and duties are realized in Mexican pesos.

Although the sales prices of several products are based on international U.S. dollar-indices, final domestic selling prices are governed by the economic and financial policies established by the Mexican Government. Accordingly, cash flows from domestic sales are generated and received in Mexican pesos.

Mexico’s monetary policy regulator, the Banco de México, requires that Mexican Government entities other than financial entities sell their foreign currency to the Banco de México in accordance with its terms, receiving Mexican pesos in exchange, which is the currency of legal tender in Mexico.

Translation of financial statements of foreign operations

The unaudited condensed consolidated interim financial statements of foreign subsidiaries and associates are translated into the reporting currency by first identifying if the functional currency is different from the currency for recording the foreign operations, and, if so, the recording currency is translated into the functional currency and then into the reporting currency using the year-end exchange rate of each period for assets and liabilities reported in the unaudited condensed consolidated interim statements of financial position; the historical exchange rate at the date of the transaction for equity items; and the weighted average exchange rate of the period for income and expenses reported in the statement of comprehensive income.

d. Terms definition

References in these unaudited condensed consolidated interim financial statements and the related notes to “pesos” or “Ps.” refers to Mexican pesos, “U.S. dollars” or “US$” refers to dollars of the United States of America, “yen” or “¥” refers to Japanese yen, “euro” or “€” refers to the legal currency of the European Economic and Monetary Union, “Pounds sterling” or “£” refers to the legal currency of the United Kingdom, “Swiss francs” or “CHF” refers to the legal currency of the Swiss Confederation, “Canadian dollars” or “CAD” refers to the legal currency of Canada and “Australian dollars” or “AUD” refers to the legal currency of Australia. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product and share prices.

e. Significant events and transactions

Information regarding events and transactions that are significant to understanding the changes in PEMEX’s financial position and the performance of its consolidated financial statements since December 31, 2016, including information relating to the analysis of PEMEX as a going concern, is included in the following sections of Petróleos Mexicanos’ report on Form 6-K relating to certain recent developments furnished to the SEC:

•	Operating and Financial Review and Prospects;

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2017 AND DECEMBER 31, 2016 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

•	Liquidity and Capital Resources; and

•	Business Overview.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES

The preparation of the unaudited condensed consolidated interim financial statements in accordance with IFRS requires the use of estimates and assumptions made by PEMEX’s management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of these unaudited condensed consolidated interim financial statements, as well as the recorded amounts of income, costs and expenses during the period.

Significant estimates and underlying assumptions are reviewed, and the effects of such revisions are recognized in the period in which any estimates are revised and in any future periods affected by such revision.

Information about estimates, assumptions and critical accounting policies that have the most significant effects on the amounts recognized in the unaudited condensed consolidated interim financial statements are described in the following notes:

•	Note 3(e) Financial instruments

•	Note 3(h) Wells, pipelines, properties, plant and equipment, including the successful efforts method

•	Note 3(j) Impairment of non-financial assets

•	Note 3(l) Provisions

•	Note 3(m) Employee benefits

•	Note 3(n) Income taxes and duties

•	Note 3(p) Contingencies

Actual results could differ from those estimates and assumptions.

Below is a summary of the principal accounting policies, which have been consistently applied to each of the periods presented and followed by PEMEX in the preparation of its unaudited condensed consolidated interim financial statements:

a. Basis of consolidation

The unaudited condensed consolidated interim financial statements include those of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies. All intercompany balances and transactions of the consolidated companies; income and expenses, as well as unrealized profits and losses resulting from operations between them have been eliminated in the preparation of its unaudited condensed consolidated interim financial statements pursuant to IFRS 10, “Consolidated Financial Statements” (“IFRS 10”).

Unrealized gains arising from transactions with entities whose investment is accounted for using the equity method are eliminated against the investment to the extent of PEMEX’s participation in such entities. Unrealized losses are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment of the investment.

Investment in subsidiaries

The Subsidiary Entities and Subsidiary Companies are consolidated from the date that control commences until the date that control ceases.

Petróleos Mexicanos controls a subsidiary when it is exposed to or has rights to variable returns from the company and has the ability to affect those returns through its power over the company.

The financial statements of the Subsidiary Entities and Subsidiary Companies have been prepared based on the same period of Petróleos Mexicanos’ unaudited condensed consolidated interim financial statements applying the same accounting policies.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2017 AND DECEMBER 31, 2016 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

For more information about Subsidiary Companies, see Note 4.

Investments in associates and joint arrangements

Associates are those entities in which PEMEX has significant influence but not the power to control financial and operational decisions. It is presumed that there is significant influence when PEMEX owns directly or indirectly between 20% and 50% of voting rights in another entity.

Joint arrangements are those arrangements whereby two or more parties have joint control of an arrangement. A joint arrangement is either a joint venture, where both of the parties have rights to the net assets of the arrangements, or a joint operation, where the parties have both rights to the assets, and obligations for the liabilities relating to the arrangements.

Investments in associates and joint ventures are recognized based on the equity method and recorded initially at cost, including any goodwill identified on acquisition. With respect to joint operations, the assets, liabilities, income and expenses are recognized in relation to the share of each party and in accordance with the applicable IFRS for each of those items. The investment cost includes transaction costs.

The unaudited condensed consolidated interim financial statements include the proportion of gains, losses and other comprehensive income corresponding to PEMEX’s share in each investee, once these items are adjusted to align with the accounting policies of PEMEX, from the date that significant influence and joint control begins to the date that such influence or joint control ceases.

When the value of the share of losses exceeds the value of PEMEX’s investment in an associate or joint venture, the carrying value of the investment, including any long-term investment, is reduced to zero and PEMEX ceases to recognize additional losses, except in cases where PEMEX is liable for obligations incurred by those associates and joint ventures.

For more information about associates and joint arrangements, see Note 11.

Non-controlling interests

The equity interests of third parties who do not have a controlling interest in the equity or comprehensive result of subsidiaries of PEMEX are presented in the unaudited condensed consolidated interim statements of financial position, the unaudited condensed consolidated interim statements of changes in equity (deficit) as “non-controlling interests” and as “net income and comprehensive income for the period, attributable to non-controlling interests,” in the unaudited condensed consolidated interim statements of comprehensive income.

Dividends in cash and assets other than cash

A liability for distributions of dividends in cash and non-cash assets to third parties is recognized when the distribution is authorized by the Board of Directors. The corresponding amount is recognized directly in equity.

Distributions of dividends in non-cash assets are measured at the fair value of the assets to be distributed. Changes relating to these measurements of the fair value, between the date on which the distribution is declared and the date when the assets are transferred, are recognized directly in equity.

When distributing non-cash assets, any difference between the carrying amount of the liability for distribution of dividends and the carrying amount of the assets distributed is recognized in the unaudited condensed consolidated interim statements of comprehensive income.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2017 AND DECEMBER 31, 2016 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

b. Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured as the acquisition date fair value, and the amount of any non-controlling interest in the acquiree.

When PEMEX acquires a business, it assesses the acquired assets and liabilities in order to appropriately classify and designate each, taking into account the contractual terms, economic circumstances and other pertinent conditions as of the date of the acquisition. This includes the separation of embedded derivatives in host contractors by the acquiree. Acquired petroleum reserves and resources that can be reliably measured are recognized separately in the assessment of fair values on acquisition. Other potential reserves and rights, for which fair values cannot be reliably measured, are not recognized separately, but instead are subsumed in goodwill.

For business combinations achieved in stages, any previously held equity interest is measured at its acquisition date fair value, and any resulting gain or loss is recognized in income or loss or other comprehensive income.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value on the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IAS 39 “Financial instruments: Recognition and Measurement” is measured at fair value, with changes in fair value recognized in income or loss or other comprehensive income. If contingent consideration is not with the scope of IAS 39, it is measured in accordance with the appropriate IFRS requirement. Contingent consideration that is classified as equity is not remeasured, and subsequent settlement is accounted for within equity.

Goodwill, which is initially measured at cost, is the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interest over the fair value of the identifiable net assets acquired and liabilities assumed. If the fair value of the net asset acquired is greater than the aggregate consideration transferred (bargain purchase), before recognizing a gain, PEMEX reassesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in the unaudited condensed consolidated interim statements of comprehensive income.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each cash generating unit that is expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

When goodwill is allocated to a cash generating unit and certain of the operations in that unit are disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operation and the portion of the cash generating unit retained.

c. Transactions in foreign currency

In accordance with IAS 21, “The Effects of Changes in Foreign Exchange Rates” (“IAS 21”), transactions in foreign currencies are translated and recorded at exchange rates at the dates of the transactions and/or of the presentation of financial information.

Exchange differences arising from the settlement of monetary items or from the translation of monetary items into rates different from those at which they were translated on their initial recognition, are recognized in the results of operations in the reporting period in which they arise. When a gain or loss from a non-monetary item is recognized in other comprehensive results, any exchange difference included in that gain or loss is recognized in other comprehensive results. Conversely, when a gain or loss from a non-monetary item is recognized in the results of operations, any exchange difference included in that gain or loss is recognized in the results of operations for the period.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2017 AND DECEMBER 31, 2016 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

d. Fair value measurement

PEMEX measures certain financial instruments such as DFIs at fair value as of the closing date of the relevant reporting period.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A measurement at fair value assumes that the sale of the asset or transfer of a liability occurs:

i.	in the principal market for the asset or liability; or

ii.	in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal market or the most advantageous market must be accessible for PEMEX.

The fair value of an asset or liability is measured by using the same assumptions that market participants would make when pricing the asset or liability under the premise that market participants take into account highest and best use of the asset or liability.

e. Financial instruments

Financial instruments are classified as: (i) financial instruments measured at fair value through profit or loss; (ii) financial instruments held to maturity; (iii) available-for-sale financial assets; (iv) investments in equity instruments; (v) loans and receivables; and (vi) DFIs. PEMEX determines the classification of its financial instruments at the time of initial recognition.

PEMEX’s financial instruments include cash and short-term deposits, available-for-sale financial assets, accounts receivable, other receivables, loans, accounts payable to suppliers, other accounts payable, borrowings and debts, as well as DFIs.

Below are descriptions of the financial instruments policies employed by PEMEX:

Financial instruments measured at fair value through profit or loss

A financial instrument is measured at fair value through profit or loss if it is classified as held for trading or designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if PEMEX manages such investments and makes purchase and sale decisions based on their fair value in accordance with PEMEX’s documented risk management or investment strategy. In addition, directly attributable transaction costs are recognized in the unaudited condensed consolidated interim statements of comprehensive income for the period. These financial instruments are recognized at fair value and corresponding changes relating to dividend income are recognized in the unaudited condensed consolidated interim financial statements of comprehensive income.

Available-for-sale financial assets

Available-for-sale financial assets are non-DFIs that are designated as available-for-sale or are not classified in any of the previous categories. PEMEX’s investments in certain equity securities and debt securities are classified as available-for-sale financial assets. Available-for-sale financial assets are recognized initially at fair value plus any directly attributable transaction costs.

Subsequent to initial recognition, available-for-sale financial assets are measured at fair value. In addition, any gains or losses associated with such instruments, as well as foreign exchange differences are recognized in other comprehensive results and presented in the fair value reserve in equity. When an investment is derecognized, any gains or losses accumulated in the equity are reclassified to profit or loss.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2017 AND DECEMBER 31, 2016 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

Sales and purchases of financial assets that require the delivery of such assets within a period of time established by market practice are recognized as of the negotiation date (the date on which PEMEX commits to purchase or sell the asset).

Loans and receivables

Loans and receivables are initially recognized at fair value. After initial recognition, loans and debt securities that bear interest are measured at amortized cost using the effective interest rate (“EIR”) method, less impairment losses.

The amortized cost is calculated based on any discount or premium on acquisition and fees and costs that are an integral part of the EIR method. Amortization of costs is included under the heading of financing cost in the unaudited condensed consolidated interim statements of comprehensive income.

Derivative financial instruments

DFIs presented in the unaudited condensed consolidated interim statements of financial position are carried at fair value. In the case of DFIs held for trading, changes in fair value are recorded in profit or loss; in the case of DFIs formally designated as and that qualify for hedging, changes in fair value are recorded in the unaudited condensed consolidated interim statements of comprehensive income using cash flow or fair value hedge accounting, with gains or losses classified in accordance with the earnings treatment of the hedge transaction.

Embedded derivatives

PEMEX evaluates the potential existence of embedded derivatives, which may be found in the terms of its contracts, or combined with other host contracts, which could be structured financial instruments (debt or equity instruments with embedded derivatives). Embedded derivatives have terms that implicitly or explicitly meet the characteristics of a DFI. In some instances, these embedded derivatives must be segregated from the underlying contracts and measured, recognized, presented and disclosed as DFIs, such as when the economic risks and terms of the embedded derivative are not clearly and closely related to the underlying contract.

Impairment of financial assets

At each reporting date, PEMEX evaluates whether there is objective evidence that a financial asset or group of financial assets is impaired, in which case the value of the recoverable amount of the asset is calculated. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of the financial asset.

Objective evidence that a financial asset or group of assets is impaired includes significant financial difficulty of the issuer or obligor, a breach of contract, such as a default or delinquency in interest or principal payments; the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider; it becoming probable that the borrower will enter bankruptcy or other financial reorganization; the disappearance of an active market for that financial asset because of financial difficulties; or observable data indicating that there is a measurable decrease in the estimated future cash flows. Impairments by asset are:

Impairment of financial assets carried at amortized cost

The impairment of financial assets carried at amortized cost is measured as the difference between the assets carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The amount of the loss shall be recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the impairment loss previously recognized shall be reversed in profit or loss.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2017 AND DECEMBER 31, 2016 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

Impairment in available–for–sale financial assets

In addition to the above-mentioned, a significant or prolonged decline in the fair value of an investment in an available– for– sale equity instrument is also objective evidence of impairment.

When there is objective evidence of the impairment of an asset, the accumulated loss recognized in other comprehensive income shall be reclassified from equity to profit or loss even though the financial asset has not been derecognized.

If, in a subsequent period, the impairment loss decreases , this shall be reversed in other comprehensive income.

f. Cash and cash equivalents

Cash and cash equivalents are comprised of cash balances on hand, net of overdrafts, deposits in bank accounts, foreign currency reserves and instruments with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, which are used in the management of PEMEX’s short-term commitments.

Cash subject to restrictions or that cannot be exchanged or used to settle a liability within 12 months is presented as non-current assets.

g. Inventories and cost of sales

Inventories are valued at the lower of cost or net realizable value. Cost is determined based on the cost of production or acquisition of inventory and other costs incurred in transporting such inventory to its present location and in its present condition, using the average cost formula. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling costs. The estimate takes into consideration, among other things, the decrease in the value of inventories due to obsolescence.

Cost of sales represents the cost of production or acquisition of inventories at the time of sale, increased, where appropriate, by declines in net realizable value of inventories during the year.

Advance payment to suppliers for inventory purchases are recognized as part of inventory when the risks and benefits of the ownership of the inventory have been transferred to PEMEX.

h. Wells, pipelines, properties, plant and equipment

Wells, pipelines, properties, plant and equipment are recorded at acquisition or construction cost less accumulated depreciation and accumulated impairment losses.

PEMEX uses the successful efforts method for the exploration and production of crude oil and gas activities, considering the criteria mentioned in IFRS 6, “Exploration for and Evaluation of Mineral Resources” in relation to the recognition of exploration and drilling assets. Costs of development wells and related plant, property and equipment involved in the exploitation of oil and gas are recorded as part of the cost of assets. The costs of exploratory wells in areas that have not yet been designated as containing proved reserves are recorded as intangible assets until it is determined whether they are commercially viable to capitalize as fixed assets, otherwise they are recognized as exploration expenses. Other expenditures on exploration are recognized as exploration expenses as they are incurred.

In accordance with IAS 16, “Property, Plant and Equipment” (“IAS 16”), initial costs of wells, pipelines, properties, plant and equipment are initially recorded at cost, which includes their original purchase price or construction cost, any costs attributable to bringing the assets to a working condition for their intended use and the costs of dismantling and removing the items and restoring the site on which they are located, including the estimated cost of plugging and abandoning wells.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2017 AND DECEMBER 31, 2016 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

The cost of financing projects that require large investments and financing incurred for projects, net of interest revenues from the temporary investment of these funds, is recognized as part of wells, pipelines, properties, plant and equipment when the cost is directly attributable to the construction or acquisition of a qualifying asset. The capitalization of these costs is suspended during periods in which the development of construction is interrupted, and its capitalization ends when the activities necessary for the use of the qualifying asset are substantially completed. All other financing costs are recognized in the unaudited condensed consolidated interim financial statements of comprehensive income in the period in which they are incurred.

The cost of self-constructed assets includes the cost of materials and direct labor, interest on financing and any other costs directly attributable to start up. In some cases the cost also includes the cost of plugging of wells and removal.

Expenditures related to the construction of wells, pipelines, properties, plant and equipment during the stage prior to commissioning are stated at cost as intangible assets or construction in progress, in accordance with the characteristics of the asset. Once the assets are ready for use, they are transferred to the respective component of wells, pipelines, properties, plant and equipment and depreciation or amortization begins.

The costs of major maintenance or replacement of a significant component of an item of wells, pipelines, properties, plant and equipment are recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to PEMEX and its cost can be measured reliably. The costs of recurring maintenance, repairs and renovations of wells, pipelines, properties, plant and equipment carried out to maintain the facilities in normal operation conditions are recognized in profit or loss as incurred.

Depreciation and amortization of capitalized costs in wells are determined based on the estimated economic life of the field to which the wells belong, considering the relationship between the production of barrels of oil equivalent for the period and proved developed reserves of the field, as of the beginning of the period, with quarterly updates for new development investments.

Depreciation of other elements of pipelines, properties, plant and equipment is recognized in profit or loss on a straight-line basis over the estimated useful life of the asset, beginning as of the date that the asset is available for use, or in the case of construction, from the date that the asset is completed and ready for use.

When parts of an item of wells, pipelines, properties and equipment are significant relative to the total cost of the item, the part is depreciated separately.

Estimated useful lives of items of properties, plant and equipment are reviewed if expectations differ from previous estimates.

Pipelines, properties, and equipment received from customers are initially recognized at fair value as revenue from ordinary operating activities if PEMEX has no future obligations to the customer who transferred the item. In contrast, if PEMEX does have future obligations to such a customer, the initial recognition is recorded as a deferred liability based on the period in which the assets will provide services to the customers.

The capitalized value of finance leases is also included in the line item of wells, pipelines, properties, plant and equipment. Properties, plant and equipment acquired through financial leases are depreciated over the shorter of the lease term or the useful life of the asset.

Advance payments for the acquisition of pipelines, properties, plant and equipment are also recognized in the line item of wells, pipelines, properties, plant and equipment when the risks and benefits of the ownership have been transferred to PEMEX.

i. Crude oil and natural gas reserves

Under Mexican law, all crude oil and other hydrocarbon reserves located in the subsoil of Mexico are owned by the Mexican nation and not by PEMEX. In accordance with the aforementioned and based on the applicable regulation as of the date of these unaudited condensed consolidated interim financial statements, the reserves assigned to PEMEX by the Mexican Government are not registered for accounting purposes because they are not PEMEX’s property. PEMEX estimates total proved oil and natural gas reserve volumes in

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2017 AND DECEMBER 31, 2016 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

accordance with the definitions, methods and procedures established in Rule 4-10(a) of Regulation S-X (“Rule 4-10(a)”) of the U.S. Securities and Exchange Commission (“SEC”) as amended, and where necessary, in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (the “SPE”) as of February 19, 2007. These procedures are consistent with international reserves reporting practice. The estimation of these reserves depends on assumptions made and the interpretation of the data available, and may vary among analysts. The results of drilling activities, test wells and production after the date of estimation are utilized in future revisions of reserves estimates.

Although PEMEX does not own the oil and other hydrocarbon reserves within Mexico, these procedures allow PEMEX to record the effects that such oil and other hydrocarbon reserves have on its unaudited condensed consolidated interim financial statements, including, for example, in the depreciation and amortization line item.

j. Impairment of non-financial assets

The carrying amounts of PEMEX’s non-financial assets, other than inventories and deferred taxes, are assessed for indicators of impairment at the end of each reporting period. If the net carrying value of the asset or its cash-generating unit exceeds the recoverable amount, PEMEX records an impairment charge in its consolidated statement of comprehensive income.

A cash-generating unit is the smallest identifiable group of assets which can generate cash flows independently from other assets or groups of assets.

The recoverable amount of an asset or a cash-generating unit is defined as the higher of its fair value minus the costs of disposal and its value in use. The value in use is the discounted present value, of the net future cash flows expected to arise from the continuing use of an asset, and from its disposal at the end of its useful life. In measuring value in use, the discount rate applied is the pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value is calculated using discounted cash flows determined by the assumptions that market participants would apply in order to estimate the price of an asset or cash generating unit, assuming that such participants were acting in their best economic interest.

In the case of cash-generating assets or items dedicated to the exploration and evaluation of hydrocarbons reserves, the recoverable amount is determined using the value in use based on the proved reserves and probable reserves, in some cases, for the risk factor associated with such reserves.

Both impairment losses and reversals are recognized in the statement of comprehensive income in the costs and expenses line items in which the depreciation and amortization are recognized. Impairment losses may not be presented as part of the costs that have been capitalized in the value of any asset. Impairment losses related to inventories are recognized as part of cost of sales. Impairment losses on investments in associates, joint ventures and other investments are recognized as profit (loss) sharing in associates.

An impairment loss shall be reversed if there has been a change in the estimates used since the date when the impairment loss was recognized. These reversals will not exceed the carrying value of the asset as though no impairment had been recognized. Impairment losses and reversals are presented in a separate line item in the statement of comprehensive income.

k. Leases

The determination of whether an agreement is or contains a lease is based on the economic substance of the agreement at the date of execution. An agreement contains a lease if performance under the agreement depends upon the use of a specific asset or assets, or if the agreement grants the right to use the asset.

Finance leases, which transfer to PEMEX substantially all the inherent benefits and risks of the leased property, are capitalized at the date the lease commences, and the value is recorded as the lower of the fair value of the leased property and the present value of the minimum lease payments. Payments on the lease are divided between the financial costs and the amortization of the remaining debt principal in order to achieve a constant effective interest rate for the outstanding liability. The financing costs are recognized in the statement of comprehensive income.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2017 AND DECEMBER 31, 2016 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

Operating lease payments are recognized as expenses in the statement of comprehensive income on a straight line basis over the term of the lease and variable rent payments are recognized in the operating results on an accrued basis.

l. Provisions

PEMEX recognizes provisions when, as a result of a past event, PEMEX has incurred a legal or assumed present obligation for which a future disbursement is probable and the value of such disbursement is reasonably estimable. In certain cases, such amounts are recorded at their present value.

Environmental liabilities

In accordance with applicable legal requirements and accounting practices, an environmental liability is recognized when the cash outflows are probable and the amount is reasonably estimable. Disbursements related to the conservation of the environment that are linked to revenue from current or future operations are accounted as expenses or assets, depending on the circumstances of each disbursement. Disbursements related to past operations, which no longer contribute to current or future revenues, are accounted for as current period expenses.

The accrual of a liability for a future disbursement occurs when an obligation related to environmental remediation, for which PEMEX has the information necessary to determine a reasonable estimated cost, is identified.

Retirement of assets

The obligations associated with the future retirement of assets, including those related to the retirement of wells, pipelines, properties, plant and equipment and their components are recognized at the date that the retirement obligation is incurred, based on the discounted cash flow method. The determination of the fair value is based on existing technology and regulations. If a reliable estimation of fair value cannot be made at the time the obligation is incurred, the accrual will be recognized when there is sufficient information to estimate the fair value.

The obligations related to the costs of future retirement of assets associated with the principal refining processes for gas and petrochemicals are not recognized. These assets are considered to have an indefinite useful life due to the potential for maintenance and repairs.

The abandonment costs related to wells currently in production and wells temporarily closed are recorded in the statement of comprehensive income based on the units of production method. Total cost of abandonment and plugging for non-producing wells is recognized in the statement of comprehensive income at the end of each period. All estimations are based on the useful lives of the wells, considering their discounted present value. Salvage values are not considered, as these values commonly have not traditionally existed.

m. Employee benefits

Beginning January 1, 2016, Petróleos Mexicanos and the Subsidiary Entities operates both a defined contribution plan and a defined benefit pension plan. Until December 31, 2015, PEMEX only operated a defined benefit pension plan.

Defined contribution pension plan

In this plan, both Petróleos Mexicanos and the Subsidiary Entities and its employees contribute to the worker’s individual account. PEMEX’s contributions are recognized on an accrual basis as cost, expense or asset, and are credited to liability.

Contributions to the defined contribution plan that are not expected to be fully settled within 12 months after the end of the annual reporting period in which the employee rendered related services will be discounted using the defined benefit plan discount rate.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2017 AND DECEMBER 31, 2016 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

Defined benefit plan

Under the defined benefit plan, Petróleos Mexicanos and the Subsidiary Entities are the only parties that contribute to a trust, which is managed separately. Petróleos Mexicanos and the Subsidiary Entities recognize the cost for defined benefit plans based on independent actuarial computations applying the projected unit credit method. Actuarial gains and losses are recognized within other comprehensive results for the period in which they are determined.

The costs of prior services are recognized within profit or loss for the period in which they are determined.

The asset or liability in the defined benefit plan comprises the present value of the defined benefit obligation less the fair value of plan assets for which obligations have to be settled. The value of any asset is limited to the present value of any economic benefit represented by the plan reimbursements or reductions of the future contributions to the plan.

In addition, other long term employee benefits include the seniority premiums payable for disability, death and survivors benefits, medical services, gas and basic food basket for beneficiaries.

Termination benefits are recognized in profit or loss for the year in which they are incurred.

The obligations and costs of the defined benefit plan recognized in the interim periods are determined based on the actuarial calculation of the previous year.

n. Income taxes and duties

Current income tax

Current income tax assets or liabilities for the current and prior years are measured as the amount expected to be paid or to be recovered from the tax authorities, using either the tax rates in force or tax rates which are in the process of being approved and are substantially completed by the end of the year.

Current income taxes related with items that are recognized as equity shall be presented in the other comprehensive income of the year. Periodically, PEMEX evaluates the positions taken in its tax returns for those regulations that are subject to interpretation and books corresponding provisions, if it is deemed necessary.

Deferred income taxes

Deferred taxes are recorded based on the assets and liabilities method, which consists of the recognition of deferred taxes by applying tax rates applicable to the income tax to the temporary differences between the carrying value and tax values of assets and liabilities at the date of these unaudited condensed consolidated interim financial statements.

Deferred tax liabilities are recognized for all taxable temporary differences, except to the extent that the deferred tax liability arises from:

•	the initial recognition of goodwill or the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit or tax loss; and

•	taxable temporary differences associated with investments in subsidiaries, branches and associates, and interest in joint arrangements, when the parent, investor, joint venture or joint operator is able to control the timing of reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2017 AND DECEMBER 31, 2016 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

Deferred tax assets are recognized for all deductible temporary differences and the carry forward of both unused tax credits and unused tax losses to the extent that it is probable that taxable profit will be available against deductible temporary differences, and that the carry forward of both unused tax credits and unused tax losses can be utilized, unless:

•	the deferred tax asset relating to deductible temporary difference arises from the initial recognition of asset or liability derived from a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit or tax loss; and

•	in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available, against which the temporary differences can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period. PEMEX reduces the carrying amount of a deferred tax asset to the extent that it is no longer probable that a sufficient taxable profit will be available to allow the benefit of that deferred tax asset to be utilized in whole or in part. Unrecognized deferred tax assets are revalued at each reporting date and will be recognized to the extent that it is probable that future taxable income will be sufficient to allow for the recovery of the deferred tax asset.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and deferred tax liabilities related with items that are recognized in equity shall be presented directly in other comprehensive income.

Deferred tax assets and deferred tax liabilities are offset, if PEMEX has a legal right to set off current tax assets against current tax liabilities and are levied by the same taxation authority or the same taxable entity.

Income taxes and duties

PEMEX is subject to taxes and special duties, which are based on the value of hydrocarbons extracted, with certain deductions.

These taxes and duties are recognized in accordance with IAS 12, “Income Taxes” (IAS 12), when they have the characteristics of income tax, which occurs when such taxes are set by a government authority and are determined on a formula that considers the balance of income (or extraction valued at a selling price) less expenses. Taxes and duties that meet this criteria should be recognized for current and deferred income tax based on the above paragraphs. Taxes and duties that do not meet this criteria are recognized as liabilities, affecting the costs and expenses relating to the transactions that gave rise to them.

o. Impuesto Especial sobre Producción y Servicios

(Special Tax on Production and Services, or “IEPS Tax”)

The IEPS Tax charged to customers is a withholding on domestic sales of gasoline, diesel and fossil fuels. The applicable quotas depend on, among other factors, the product, producer’s price, freight costs, commissions and the region in which the respective product is sold.

p. Contingencies

Contingency losses are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the unaudited condensed consolidated interim financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2017 AND DECEMBER 31, 2016 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

q. Revenue recognition

Sales revenue is recognized at the moment when the risks and benefits of ownership of crude oil, refined or gas products, and derivative and petrochemical products are transferred to the customers who acquire them, which occurs as follows:

•	in accordance with contractual terms;

•	the moment at which the customer picks up product at PEMEX’s facilities; or

•	the moment at which PEMEX delivers the product to the delivery point.

Services rendered are recognized as services income when the customers accept the receipt of the services.

r. Presentation of unaudited condensed consolidated interim statements of comprehensive income

The costs and expenses shown in PEMEX’s unaudited condensed consolidated interim statements of comprehensive income are presented based on their function, which allows for a better understanding of the components of PEMEX’s operating income. This classification allows for a comparison to the industry to which PEMEX belongs.

Revenues

Represents revenues from sale or products or services.

Cost of sales

Cost of sales represents the acquisition and production costs of inventories at the time of sale. Cost of sales mainly includes depreciation, amortization, salaries, wages and benefits, a portion of the cost of the reserve for employee benefits and operating expenses related to the production process.

Other revenues (expenses), net

Other revenues (expenses), net consist primarily of income and expenses that are not related directly to the operation of PEMEX.

Transportation, distribution and sale expenses

Transportation, distribution and sale expenses are costs in connection to the storage, sale and delivery of products, such as depreciation and operating expenses associated with these activities.

Administrative expenses

Administrative expenses are costs related to PEMEX’s areas that provide administrative support.

Financing income

Financing income is comprised of interest income, financial income and other income from financial operations between PEMEX and third parties.

Financing cost

Financing cost is comprised of interest expenses, commissions and other expenses related to financing operations minus any portion of the financing cost that is capitalized.

Derivative financial instruments (cost) income, net

Derivative financial instruments (cost) income represents the net effect of the profit or loss for the period associated with DFIs.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2017 AND DECEMBER 31, 2016 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

Foreign exchange loss, net

Exchange rate variations relating to assets or liabilities governed by contracts denominated in foreign currencies are recorded in income (loss) for the period.

s. Operating segments

Operating segments are identifiable components of PEMEX that pursue business activities from which PEMEX earns revenues and incurs expenses, including those revenues and expenses from transactions with other segments of PEMEX, and for which information is available to management on a segmented basis and is assessed by the Board of Directors in order to allocate resources and assess the profitability of the segments.

t.	Non-current assets held for sale, non-current assets held for distribution to owners and discontinued operations

Non-current asset held for sale

PEMEX classifies a non-current asset, or disposal group of assets, as held for sale if (a) its carrying amount will be recovered principally through a sale transaction rather than through continuing use; (b) the asset or group of assets is available in its present condition for immediate sale and (c) the sale is expected to be completed within one year from the date of classification, or more, with certain exceptions.

Non-current assets classified as held for sale are measured at the lower of its carrying amount, and fair value minus cost of sales and presented in a separate line item in the unaudited condensed consolidated interim statements of financial position. Non-current assets classified as held for sale are not subject to depreciation or amortization after the classification as held for sale.

The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the statement of financial position. Those assets and liabilities are not offset and presented as a single amount.

Non-current asset held for distribution to owners

When PEMEX agrees to distribute a non-current asset, or a disposal group of assets, to owners, this asset or disposal group of assets, is classified as held for distribution to owners if: a) a non-current asset or disposal group of assets is available for immediate distribution in its present condition and b) the distribution must be highly expected to be completed within one year from the date of classification, with certain exceptions.

Non-current assets classified as held for distribution are measured at the lower of its carrying amount and fair value less cost of distribution and it is presented in a separate line item in the consolidated financial statements. Non-current assets classified as held for distribution are not subject to depreciation or amortization after the classification as held for distribution.

The liabilities of a disposal group classified as held for distribution to owners are presented separately from other liabilities in the statement of financial position. Those assets and liabilities shall not be offset and shall be presented as a single amount.

Discontinued operations

A discontinued operation is a component of an entity that either has been disposed of or is classified as held for sale, and either:

•	represents a separate major line of business or geographical area of operations;

•	is part or a single coordinated plan to dispose of a separated major line of business or geographical area of operations; or

•	is a subsidiary acquired exclusively with a view to resale.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2017 AND DECEMBER 31, 2016 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

The revenues or expenses from discontinued operations, including profits or losses from previous years, are presented in a specific line item in the unaudited condensed consolidated interim financial statements of comprehensive income.

u. New IFRS not yet adopted

The IASB issued amendments and new IFRS that are not effective as of the issuance date of these consolidated interim financial statements but could have effect in subsequent PEMEX’s financial information.

Amendments effective for periods beginning in 2018:

a) IFRS 15, “Revenue from Contracts with Customers” (“IFRS 15”)

The IASB issued the amendment to IFRS 15 to provide a single comprehensive model for the accounting of revenue from contracts with customers and replaces the current guidelines on revenue recognition.

The core principle of the new IFRS 15 is that an entity should recognize revenue as the promised transfer of goods or services to the customer, valued at the amount that the entity expects to be entitled in exchanged for those goods or services.

Pursuant to IFRS 15, an entity should:

•	identify customer contracts that fall within the scope of the new standard;

•	identify the separate performance obligations in the contract based on the following criteria: i) sales of goods or services, separately, ii) sales that are dependent or interrelated with other products or services; and iii) homogeneous and consistent sales pattern;

•	determine the price of the transaction by applying the following considerations: i) variable consideration and constraining estimates of variable consideration; ii) the existence of a significant financing component in the contract; iii) any non-cash consideration; and iv) the consideration payable to the customer;

•	allocate the transaction price to each separate performance obligation; and

•	recognize revenue when (or as) each performance obligation is satisfied either over time or at a point in time.

The new IFRS 15 enhances disclosures of revenue. This standard must be applied for periods beginning on or after January 1, 2018, and early application is permitted. During the year of application, entities may apply the rule retrospectively or use a modified approach.

PEMEX has advisory from one of the leading professional services firms. PEMEX’s working plan considers the following phases: (i) training, (ii) obtaining information, (iii) diagnostic, (iv) determination of initial adjustments and (v) integration of change. As of the date of these consolidated interim financial statements, the training phase for the accounting staff is complete and PEMEX is in the process of reviewing its contracts to identify performance obligations and transaction prices. PEMEX has not determined the impact of IFRS 15 on its income (loss) for the year. PEMEX estimates to conclude the implementation of IFRS 15 in February 2018.

b) IFRS 9, “Financial Instruments” (“IFRS 9”(2014))

The IASB issued IFRS 9 (2009) and IFRS 9 (2010), which introduced new classification and measurement requirements. In 2013, the IASB released a new model for hedge accounting. The final version of IFRS 9, which was issued in July 2014 (“IFRS 9 (2014)”), replaces the previous versions of IFRS 9 and completes the IASB’s project to replace IAS 39, “Financial Instruments.”

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2017 AND DECEMBER 31, 2016 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

The package of improvements introduced by IFRS 9 (2014) includes a logical model for classification and measurement, a single, forward-looking “expected loss” impairment model and a substantially reformed approach to hedge accounting.

Classification and Measurement

Classification under IFRS 9 (2014) determines how financial assets and liabilities are recognized in financial statements and, in particular, how they are measured on an ongoing basis. IFRS 9 (2014) introduces a logical approach to the classification of financial assets, which is based on the cash flow characteristics of the financial asset and the entity’s business model for managing the financial assets. This principle-based approach replaces the existing classification and measurement requirements.

Impairment

As part of IFRS 9 (2014), the IASB introduced a new, single impairment model that is applicable to all financial instruments and eliminates the complexity associated with multiple impairment models. The new impairment model requires an entity to recognize expected credit losses on a timelier basis and to update the amount of expected losses throughout the useful life of a financial instrument. Additional disclosure is required to describe the basis for recognizing expected credit losses and any changes in the estimated amount of expected credit losses.

Credit Risk

IFRS 9 (2014) also aims to eliminate the volatility in financial results caused by changes in the credit risk of liabilities that are measured at fair value. Under IFRS 9 (2014), earnings from the impairment credit risk of liabilities are recognized in other comprehensive income rather than directly in profit or net loss.

IFRS 9 (2014) is effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted. Additionally, the new standards relating to credit risk may be applied early and in isolation, without adopting other modifications to the recognition of financial instruments.

Approach to implementing IFRS 9

PEMEX is in the process of analyzing the terms of the instrument and business model of its financial assets and liabilities in order to determine the appropriate classification, measurement, impairment and disclosure of its financial instruments; additionally PEMEX has the advisory from one of the leading professional services firms. PEMEX’s working plan considers the following phases: (i) training, (ii) obtaining information, (iii) diagnostic, (iv) determination of initial adjustments and (v) integration of change. As of the date of these consolidated interim financial statements, the training phase for the accounting staff is complete and PEMEX has not determined the impact of IFRS 9 on its income (loss) for the year. PEMEX estimates to conclude with the implementation of IFRS 9 in February 2018.

c)	Interpretation of IFRIC 22 “Foreign Currency Transactions and Advance Considerations” (IFRIC 22)

As of December 2016, IASB published an interpretation of IFRIC 22 developed by the International Financial Reporting Standards Interpretations Committee (the Interpretations Committee). The interpretation clarified when to recognize payments and collections of foreign currency transactions paid in advance due the fact that it observed some diversity in practice regarding these transactions.

The interpretations recognized foreign currency transactions when:

•	there is consideration that is denominated or priced in a foreign currency;

•	the entity recognizes a prepayment asset or a deferred income liability in respect of that consideration, in advance of the recognition of the related asset, expense or income; and

•	the prepayment asset or deferred income liability is non-monetary.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2017 AND DECEMBER 31, 2016 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

The Interpretations Committee concluded that:

•	The date of the transaction, for the purpose of determining the exchange rate, is the date of initial recognition of the non- monetary prepayment asset or deferred income liability.

•	If there are multiple payments or receipts in advance, a date of transaction is established for each payment or receipt.

IFRIC 22 is effective for annual reporting periods beginning on or after January 1, 2018. Entities may apply the rule retrospectively, or prospectively, in accordance with IAS 8 with certain exemptions.

PEMEX is in the process of evaluating the impact that these standards will have on its financial statements.

Standards effective for periods beginning in 2019

IFRS 16, “Leases” (“IFRS 16”)

In January 2016, the IASB published a new accounting standard IFRS 16, which replaces IAS 17, “Leases and Guide interpretations.”

The main changes from the previous standard are:

•	IFRS 16 provides a comprehensive model for the identification of the lease arrangements and their treatment in the financial statements of both lessees and lessors;

•	the new standard applies a control model to the identification of leases, distinguishing between leases and service contracts on the basis of whether there is an identified asset controlled by the customer;

•	the distinction between financial and operating leasing is removed, therefore, the assets and liabilities are recognized in respect of all leases, with some exceptions for short-term leases and leases of low-value assets; and

•	the standard does not include significant changes to the requirements for accounting by lessors. The standard is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that have also adopted IFRS 15, “Revenue from Contracts with Customers.”

PEMEX has advisory from one of the leading professional services firms. PEMEX’s working plan considers the following phases: (i) training, (ii) obtaining information, (iii) diagnostic, (iv) determination of initial adjustments and (v) integration of change. As of the date of these consolidated interim financial statements, the training phase for the accounting staff is complete and PEMEX is in the process of analyzing leasing contracts in order to determine necessary changes to its procedures and reports. PEMEX has not determined the impact of IFRS 16 on its income (loss) for the year. PEMEX estimates to conclude the implementation of IFRS 16 in February 2019.

NOTE 4. SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

As of June 30, 2017, the Subsidiary Entities consolidated in these financial statements include Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Cogeneration and Services, Pemex Drilling and Services, Pemex Logistics, Pemex Fertilizers and Pemex Ethylene.

The consolidated Subsidiary Companies are as follows:

•	P.M.I. Marine, Ltd. (PMI Mar) (i)

•	P.M.I. Services, B.V. (PMI SHO) (i)

•	P.M.I. Holdings, B.V. (PMI HBV) (i)

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2017 AND DECEMBER 31, 2016 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

•	P.M.I. Trading, Ltd. (PMI Trading) (i)

•	PEMEX Internacional España, S. A. (PMI SES) (i)(x)

•	P.M.I. Holdings Petróleos España, S. L. (HPE) (i)

•	P.M.I. Services North America, Inc. (PMI SUS) (i)

•	P.M.I. Holdings North America, Inc. (PMI HNA) (i)

•	P.M.I. Norteamérica, S. A. de C. V. (PMI NASA) (i)

•	P.M.I. Comercio Internacional, S. A. de C. V. (PMI CIM) (i)(ii)

•	PMI Field Management Resources, S. L. (FMR) (i)

•	PMI Campos Maduros SANMA, S. de R. L. de C. V. (SANMA) (i)

•	Pro-Agroindustria, S. A. de C. V. (AGRO) (i)

•	PMI Azufre Industrial, S. A. de C. V. (PMI AZIND) (i)

•	PMI Infraestructura de Desarrollo, S. A. de C. V. (PMI ID) (i)

•	PMI Cinturón Transoceánico Gas Natural, S. A. de C. V. (PMI CT) (i)(iii)

•	PMI Transoceánico Gas LP, S. A. de C. V. (PMI TG) (i)(iii)

•	PMI Servicios Portuarios Transoceánicos, S. A. de C. V. (PMI SP) (i)(iii)

•	PMI Midstream del Centro, S. A. de C. V. (PMI MC) (i)(iii)

•	PEMEX Procurement International, Inc. (PPI)

•	Hijos de J. Barreras, S. A. (HJ BARRERAS) (ii)

•	PEMEX Finance, Ltd. (FIN) (ii)

•	Mex Gas Internacional, S. L. (MGAS)

•	Pemex Desarrollo e Inversión Inmobiliaria, S. A. de C. V. (III)( iv)

•	Kot Insurance Company, AG. (KOT)

•	PPQ Cadena Productiva, S.L. (PPQCP)

•	III Servicios, S. A. de C. V. (III Servicios)

•	PMI Ducto de Juárez, S. de R.L. de C.V. (PMI DJ) (i)(v)

•	PMX Cogeneración Internacional, S.L. (MG COG) (vi) (viii)

•	PMX Cogeneración S.A.P.I. de C.V. (PMX COG)(vi)

•	PMX Fertilizantes Holding, S.A de C.V. (PMX FH) (vi)

•	PMX Fertilizantes Pacífico, S.A. de C.V. (PMX FP) (vi)

•	Grupo Fertinal (GP FER) (vi)

•	Compañía Mexicana de Exploraciones, S.A. de C.V. (COMESA) (vii)

•	P.M.I Trading Mexico, S.A. de C.V. (ix)

i.	Member Company of the “PMI Subsidiaries”.
ii.	Non-controlling Interest Company.
iii.	As of February 2015, these companies were included in the consolidated financial statements of PEMEX.
iv.	Until September 2015, formerly Instalaciones Inmobiliarias para Industrias, S.A. de C.V.
v.	As of January 2016, this company started operations and was included in the consolidated financial statements of PEMEX.
vi.	As of June 2016, this company was included in the consolidated financial statements of PEMEX.
vii.	As of July 2016 this company was included in the consolidated financial statements of PEMEX.
viii.	Until October 2016, formerly Mex Gas Cogeneración S.L.
ix.	As of January 2017, this company started operations and was included in the consolidated financial statements of PEMEX
x.	As of February 2017, this company merged with HPE.

NOTE 5. SEGMENT FINANCIAL INFORMATION

PEMEX’s primary business is the exploration and production of crude oil and natural gas, as well as the production, processing, marketing and distribution of petroleum and petrochemical products. After the Corporate Reorganization, PEMEX’s operations are now conducted through nine business segments: exploration and production, industrial transformation, cogeneration and services, drilling and services, logistics, ethylene, fertilizers, the Trading Companies and Corporate and Other Operating Subsidiary Companies. Due to PEMEX’s structure, there are significant quantities of inter-segment sales among the reporting segments, which are made at internal transfer prices established by PEMEX reflecting international market prices.

The primary sources of revenue for PEMEX’s business segments following the Corporate Reorganization are as described below:

•	The exploration and production segment earns revenues from sales of domestic crude oil and natural gas, and from exporting crude oil through certain of the Trading Companies. Export sales are made through PMI CIM to approximately 34 major customers in various foreign markets. Approximately half of PEMEX’s crude oil is sold to Pemex Industrial Transformation.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2017 AND DECEMBER 31, 2016 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

•	The industrial transformation segment earns revenues from sales of refined petroleum products and derivatives, mainly to third parties within the domestic market. This segment also sells a significant portion of the fuel oil produced to the Comisión Federal de Electricidad (Federal Electricity Commission, or “CFE”) and a significant portion of jet fuel produced to Aeropuertos y Servicios Auxiliares (the Airports and Auxiliary Services Agency). The refining segment’s most important products are different types of gasoline and diesel. Industrial transformation also earns revenues from domestic sources generated by sales of natural gas, liquefied petroleum gas, naphtha, butane and ethane and certain other petrochemicals such as methane derivatives, ethane derivatives, aromatics and derivatives.

•	The cogeneration segment receives income from the cogeneration, supply and sale of electricity and thermal energy; it also provides technical and management activities associated with these services.

•	The drilling segment receives income from drilling services, and wells repair and services.

•	The logistics segment earns income from transportation, storage and related services of crude oil, petroleum products and petrochemicals, through strategies such as pipelines and maritime and terrestrial resources, and from the provision of services related to the maintenance and handling of the products and guard and management services.

•	The ethylene segment earns revenues from the distribution and trade of methane, ethane and propylene in the domestic market.

•	The fertilizers segment earns revenues from trading ammonia, fertilizers and its derivatives, mostly in the domestic market.

•	The trading companies segment, which consist of PMI CIM, PMI NASA, PMI Trading and MGAS (the “Trading Companies”), earn revenues from trading crude oil, natural gas and petroleum and petrochemical products within international markets.

•	The segment related to corporate and other operating Subsidiary Companies provides administrative, financing, consulting and logistical services, as well as economic, tax and legal advice to PEMEX’s entities and companies.

The following tables present the unaudited condensed consolidated interim financial information of these segments, after elimination of unrealized intersegment profit (loss), and include only select line items. As a result, the line items presented below may not reach the total balance. These reporting segments are those which PEMEX’s management evaluates in its analysis of PEMEX for decision-making.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2017 AND DECEMBER 31, 2016 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

As of/for the period ended June 30, 2017	Exploration and Production		Industrial Transformation		Cogeneration and Services		Drilling and Services		Logistics		Fertilizers		Ethylene		Trading Companies		Corporate and Other Operating Subsidiary Companies		Intersegment eliminations		Total
Sales:
Trade	Ps.	—	Ps.	418,708,519	Ps.	—	Ps.	—	Ps.	—	Ps.	2,290,875	Ps.	6,112,538	Ps.	234,763,658	Ps.	1,638,671	Ps.	—	Ps.	663,514,261
Intersegment		387,322,281		67,897,390		20,796		1,666,398		45,641,151		51,300		950,069		248,203,044		33,189,159		(784,941,588)		—
Services income		—		3,053,130		39,241		12,852		1,774,738		1,488		16,051		382,655		2,702,097		(447,467)		7,534,785
Impairment of wells pipelines, properties, plant and equipment		5,343,634		(3,977,849)		—		2,035,625		—		—		—		—		—		—		3,401,410
Cost of sales		184,384,848		514,898,359		70,205		619,910		21,607,682		2,692,122		6,918,801		476,326,584		12,353,199		(756,551,812)		463,319,898

Gross income (loss)		197,593,799		(21,261,471)		(10,168)		(976,285)		25,808,207		(348,459)		159,857		7,022,773		25,176,728		(28,837,243)		204,327,738
Other revenues (expenses), net		15,539,472		1,292,008		—		(90,423)		65,590		8,658		(7,624)		(5,857,219)		(623,007)		(15,414)		10,312,041
Distribution, transportation and sales expenses		—		15,467,380		4,392		—		32,186		231,962		167,348		158,261		18,644		(4,546,078)		11,534,095
Administrative expenses		28,475,643		18,824,418		16,858		493,768		3,626,719		243,137		574,522		798,932		30,281,796		(24,512,579)		58,823,214

Operating income (loss)		184,657,628		(54,261,261)		(31,418)		(1,560,476)		22,214,892		(814,900)		(589,637)		208,361		(5,746,719)		206,000		144,282,470
Financing income		69,818,827		5,584,282		—		20,592		471,888		990		31,278		462,796		74,909,454		(143,998,360)		7,301,747
Financing cost		(65,802,803)		(1,265,639)		(11,532)		(417,107)		(131,032)		(77,849)		(16)		(554,405)		(125,284,874)		143,932,332		(49,612,925)
Derivative financial instruments income, net		60,229		1,217		—		—		—		—		—		401,399		19,870,040		—		20,332,885
Foreign exchange income (loss), net		173,933,139		12,167,046		—		899,966		757,272		17,956		(3,942)		(74,187)		14,965,493		—		202,662,743
Share of profit in joint ventures, associates and other, net		30,870		8,898		—		—		—		—		—		681,074		143,878,951		(143,724,839)		874,954
Taxes, duties and other		198,282,332		—		—		—		4,863,301		—		—		2,136,487		(155,995)		—		205,126,125

Net income (loss)		164,415,558		(37,765,457)		(42,950)		(1,057,025)		18,449,719		(873,803)		(562,317)		(1,011,449)		122,748,340		(143,584,867)		120,715,749
Total current assets		964,913,349		462,726,752		373,075		5,127,722		42,878,368		973,042		3,775,048		105,579,201		467,085,984		(1,729,964,854)		323,467,687
Investments in joint ventures, associates and other		170,393		258,066		—		—		—		—		—		16,177,240		(110,495,118)		114,912,583		21,023,164
Wells, pipelines, properties, plant and equipment, net		1,109,802,774		307,817,470		—		17,888,173		119,066,085		7,638,625		19,539,341		6,097,057		34,783,062		—		1,622,632,587
Total assets		2,111,214,443		771,049,730		373,086		23,633,374		179,130,478		8,666,191		23,414,241		132,925,292		2,202,326,329		(3,216,451,321)		2,236,281,843
Total current liabilities		267,249,434		361,029,037		489,095		2,193,240		17,339,578		2,975,536		1,838,802		61,377,372		1,372,311,581		(1,724,921,513)		361,882,162
Long-term debt		1,593,356,596		23,733,417		—		11,090,841		3,139,978		—		—		2,788,070		1,608,410,163		(1,593,095,188)		1,649,423,877
Employee benefits		372,165,984		590,820,264		202,730		461,089		602,008		22,824		23,951		(703,089)		288,348,868		—		1,251,944,629
Total liabilities		2,307,044,263		979,866,886		692,443		13,816,296		26,070,184		2,998,974		1,870,963		68,760,183		3,287,511,886		(3,331,363,904)		3,357,268,174
Equity (deficit), net		(195,829,820)		(208,817,156)		(319,357)		9,817,078		153,060,294		5,667,217		21,543,278		64,165,109		(1,085,185,557)		114,912,583		(1,120,986,331)
Depreciation and amortization		59,311,370		8,916,655		—		1,177,076		2,223,185		202,793		653,504		(51,384)		989,451		—		73,422,650
Net periodic cost of employee benefits		17,588,809		28,026,525		10,854		19,962		30,306		2,462		2,058		19,371		13,337,718		—		59,038,065
Acquisition of wells, pipelines, properties, plant and equipment		31,083,773		1,326,858		—		182,596		1,541,121		69,784		109,211		198		1,397,177		—		35,710,718

As of/for the period ended June 30, 2016	Exploration and Production		Industrial Transformation		Cogeneration and Services		Drilling and Services		Logistics		Fertilizers		Ethylene		Trading Companies		Corporate and Other Operating Subsidiary Companies		Intersegment eliminations		Total
Sales:
Trade	Ps.	—	Ps.	290,695,761	Ps.	—	Ps.	—	Ps.	—	Ps.	3,476,144	Ps.	7,916,417		Ps.171,529,776	Ps.	—	Ps.	—	Ps.	473,618,097
Intersegment		269,719,404		60,978,989		—		4,273,771		4,716,608		1,965,396		799,494		155,247,109		31,335,011		(529,035,782)		—
Services income		—		2,676,853		—		—		32,063,156		900		36,149		382,070		2,733,586		(30,812,297)		7,080,418
Reversal of impairment of wells, pipelines, properties, plant and equipment, net		(91,918,348)		—		—		—		(5,829,520)		—		(1,276,509)		—		—		—		(99,024,377)
Cost of sales		156,851,067		380,225,921		10,820		1,998,419		31,737,892		5,812,346		6,821,633		316,873,641		2,088,829		(546,467,396)		355,953,172

Gross income (loss)		204,786,685		(25,874,318)		(10,820)		2,275,352		10,871,392		(369,906)		3,206,936		10,285,313		31,979,768		(13,380,682)		223,769,720
Other (expenses) revenues, net		2,496,129		1,605,268		—		609,145		(22,389)		5,455,420		70,825		418,317		(484,610)		(10,453,094)		(304,989)
Distribution, transportation and sales expenses		—		13,526,874		5,412		6		579,752		136,529		181,767		234,666		72		(1,441,787)		13,223,291
Administrative expenses		20,108,383		28,394,264		131,453		107,833		761,946		79,788		8,814		963,790		27,280,003		(22,779,605)		55,056,669

Operating income (loss)		187,174,431		(66,190,188)		(147,685)		2,776,658		9,507,305		4,869,197		3,087,180		9,505,174		4,215,083		387,616		155,184,771
Financing income		18,378,372		6,624,099		912		24,830		715		4,666		17,599		489,570		54,638,741		(75,950,035)		4,229,469
Financing cost		(48,182,932)		(2,482,860)		(4,971)		(320,941)		(306,217)		(300,460)		(2,959)		(596,886)		(66,539,681)		75,591,301		(43,146,606)
Derivative financial instruments (cost) income, net		—		2,325		—		—		—		—		—		(1,190,046)		(807,658)		—		(1,995,379)
Foreign exchange (loss) income, net		(108,000,438)		(5,216,063)		2,567		(816,401)		(726,780)		(800,449)		(2,497)		179,006		(10,577,883)		—		(125,958,938)
Share of profit (loss) in joint ventures, associates and other, net		(17,899)		453,399		—		—		—		—		—		320,437		(127,706,203)		126,239,104		(711,162)
Taxes, duties and other		127,959,169		—		—		358,512		1,561,005		18,648		—		3,703,809		(520,315)		—		133,080,828

Net (loss) income		(78,607,635)		(66,809,288)		(149,177)		1,305,634		6,914,018		3,754,306		3,099,323		5,003,446		(146,257,286)		126,267,986		(145,478,673)
Total current assets		835,552,302		802,769,408		569,231		13,206,020		54,792,861		1,857,020		4,126,623		106,682,083		550,695,081		(1,928,222,355)		442,028,274
Investments in joint ventures, associates and other		901,755		7,487,960		—		—		—		—		—		12,959,251		(363,023,263)		366,553,023		24,878,726
Wells, pipelines, properties, plant and equipment, net		1,034,703,339		251,372,616		—		21,918,569		70,389,579		28,364,129		20,313,114		3,298,891		24,691,977		—		1,455,052,214
Total assets		1,884,775,924		1,062,181,778		573,543		35,477,331		127,958,542		31,561,925		24,582,382		128,655,940		1,826,455,857		(3,066,690,061)		2,055,533,161
Total current liabilities		291,971,882		650,115,549		503,066		10,946,785		17,447,778		2,670,368		1,497,563		60,188,380		1,416,208,658		(1,919,796,779)		531,753,250
Long-term debt		1,495,865,500		17,466,836		—		12,294,366		4,681,395		12,008,676		—		3,632,339		1,510,302,575		(1,498,035,789)		1,558,215,898
Employee benefits		389,681,925		626,077,727		63,740		433,491		309,716		18,678		4,970		(7,371)		295,188,699		—		1,311,771,575
Total liabilities		2,255,660,862		1,297,245,016		567,459		23,685,034		26,916,570		18,198,037		1,502,533		67,058,622		3,240,142,197		(3,433,243,084)		3,497,733,246
Equity (deficit), net		(370,884,938)		(235,063,238)		6,084		11,792,297		101,041,972		13,363,888		23,079,849		61,597,318		(1,413,686,340)		366,553,023		(1,442,200,085)
Depreciation and amortization		53,341,758		6,249,233		—		1,435,576		1,120,603		618,942		663,782		44,651		446,045		—		63,920,586
Net periodic cost of employee benefits		17,459,077		27,982,007		2,568		15,674		16,680		1,254		1,359		52,459		12,942,864		—		58,473,942
Acquisition of wells, pipelines, properties, plant and equipment		36,847,817		11,092,448		—		706,690		8,213,484		21,624,628		1,219,703		265,082		3,745,758		—		83,715,610

As of the year ended December 31, 2016	Exploration and Production	Industrial Transformation	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Operating Subsidiary Companies	Intersegment eliminations	Total
Total current assets	983,260,710	795,237,287	388,422	6,032,213	22,087,801	1,724,967	5,817,262	125,081,531	611,464,455	(2,195,695,848)	355,398,800
Investments in joint ventures, associates and other	139,523	257,159	—	—	—	—	—	17,568,893	(244,932,588)	250,121,645	23,154,632
Wells, pipelines, properties, plant and equipment, net	1,176,504,263	311,432,174	—	21,023,629	86,695,514	7,771,634	20,086,650	6,691,813	37,536,571	—	1,667,742,248
Total assets	2,206,418,541	1,107,094,580	388,423	27,673,598	130,824,921	9,556,469	26,007,319	155,376,864	2,359,024,145	(3,692,478,836)	2,329,886,024
Total current liabilities	340,011,451	666,467,674	472,236	3,894,121	19,824,792	2,995,088	3,879,828	78,894,485	1,497,612,971	(2,187,862,760)	426,189,886
Long-term debt	1,737,109,328	31,495,027	—	12,489,423	4,382,109	—	—	3,597,938	1,757,315,685	(1,739,384,968)	1,807,004,542
Employee benefits	362,312,386	575,277,374	191,876	441,127	571,702	20,362	21,893	(749,034)	282,321,750	—	1,220,409,436
Total liabilities	2,533,221,665	1,278,138,290	664,829	16,853,202	29,336,417	3,015,450	3,901,722	86,885,889	3,553,477,189	(3,942,600,482)	3,562,894,171
Equity (deficit), net	(326,803,124)	(171,043,710)	(276,406)	10,820,396	101,488,504	6,541,019	22,105,597	68,490,975	(1,194,453,044)	250,121,646	(1,233,008,147)
Acquisition of wells, pipelines, properties, plant and equipment	70,418,370	32,254,531	—	2,053,139	26,344,495	889,420	1,724,690	1,019,484	21,031,214	—	155,735,343

PEMEX’s management measures the performance of the segments based on operating income and net segment income before elimination of unrealized intersegment profit (loss), as well as by analyzing the impact of the results of each segment in the unaudited condensed consolidated interim financial statements. For certain of the items in these unaudited condensed consolidated interim financial statements to agree with the individual financial statements of the operating segments, they must be reconciled. The tables below present the financial information of PEMEX’s operating segments, before intersegment eliminations:

As of/for the period ended June 30, 2017	Exploration and Production		Industrial Transformation	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Operating Subsidiary Companies
Sales:
By segment	Ps.	387,322,281	490,816,990	60,037	2,761,288	47,415,889	2,380,930	7,078,658	483,379,785	37,529,927
Less unrealized intersegment profit		—	(1,157,951)	—	(1,082,038)	—	(37,267)	—	(30,428)	—

Total consolidated sales	Ps.	387,322,281	489,659,039	60,037	1,679,250	47,415,889	2,343,663	7,078,658	483,349,357	37,529,927

Operating income (loss):
By segment	Ps.	184,850,446	(51,285,496)	(31,418)	(1,771,044)	18,769,750	(956,347)	(1,273,793)	130,104	(5,746,719)
Less unrealized intersegment profit		—	(1,157,951)	—	(1,082,038)	—	(37,267)	—	(30,428)	—
Less unrealized profit due to production cost valuation of inventory		(114,601)	(1,817,814)	—	980,327	—	—	—	108,685	—
Less capitalized refined products		(137,707)	—	—	—	—	—	—	—	—
Less amortization of capitalized interest		59,490	—	—	—	—	—	—	—	—
Less depreciation of revaluated assets		—	—	—	312,279	3,445,142	178,714	684,156	—	—

Total consolidated operating income (loss)	Ps.	184,657,628	(54,261,261)	(31,418)	(1,560,476)	22,214,892	(814,900)	(589,637)	208,361	(5,746,719)

Net income (loss):
By segment	Ps.	164,547,751	(34,979,889)	(139,628)	(1,267,593)	15,004,577	8,506,408	(1,147,444)	(1,089,706)	122,748,340
Less unrealized intersegment profit		—	(1,157,951)	—	(1,082,038)	—	(37,267)	—	(30,428)	—
Less unrealized profit due to production cost valuation of inventory		(114,601)	(1,817,814)	—	980,327	—	—	—	108,685	—
Less capitalized refined products		(137,707)	—	—	—	—	—	—	—	—
Less equity method elimination		60,625	190,197	96,678	—	—	(9,521,658)	(99,029)	—	—
Less amortization of capitalized interest		59,490	—	—	—	—	—	—	—	—
Less depreciation of revaluated assets		—	—	—	312,279	3,445,142	178,714	684,156	—	—

Total consolidated net (loss) income	Ps.	164,415,558	(37,765,457)	(42,950)	(1,057,025)	18,449,719	(873,803)	(562,317)	(1,011,449)	122,748,340

Assets:
By segment	Ps.	2,136,980,545	818,608,605	319,675	26,583,936	299,475,440	17,670,355	36,369,521	142,127,671	2,202,326,329
Less unrealized intersegment profit		605,205	(5,324,176)	—	—	7,183	—	(5,303)	(362,957)	—
Less unrealized profit due to production cost valuation of inventory		(3,361,383)	(35,179,252)	—	—	—	(37,267)	—	(6,711,505)	—
Less capitalized refined products		(137,707)	—	—	—	—	—	—	—	—
Less depreciation of revalued assets		(22,250,279)	—	—	(2,950,562)	(120,352,145)	(5,121,329)	(12,061,979)	(424,849)	—
Less equity method for unrealized profits		(681,428)	(7,063,570)	53,411	—	—	(3,845,568)	(887,998)	(1,703,068)	—
Less amortization of capitalized interest		59,490	8,123	—	—	—	—	—	—	—

Total consolidated assets	Ps.	2,111,214,443	771,049,730	373,086	23,633,374	179,130,478	8,666,191	23,414,241	132,925,292	2,202,326,329

Liabilities:
By segment	Ps.	2,307,044,263	984,286,815	692,443	13,318,730	26,070,184	2,998,974	1,870,963	68,454,797	3,287,511,886
Less unrealized intersegment profit		—	(4,419,929)	—	497,566	—	—	—	305,386	—

Total consolidated liabilities	Ps.	2,307,044,263	979,866,886	692,443	13,816,296	26,070,184	2,998,974	1,870,963	68,760,183	3,287,511,886

As of/for the period ended June 30, 2016	Exploration and Production		Industrial Transformation	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Operating Subsidiary Companies
Sales:
By segment	Ps.	269,719,404	355,223,265	—	4,273,771	36,779,764	5,442,440	8,752,060	327,185,596	34,068,597
Less unrealized intersegment profit		—	(871,662)	—	—	—	—	—	(26,642)	—

Total consolidated sales	Ps.	269,719,404	354,351,603	—	4,273,771	36,779,764	5,442,440	8,752,060	327,158,954	34,068,597

Operating income (loss):
By segment	Ps.	188,512,886	(73,158,005)	(147,685)	2,469,780	6,261,115	4,690,463	1,015,205	9,733,129	4,215,083
Less unrealized intersegment profit		—	(871,662)	—	—	—	—	—	(26,642)	—
Less unrealized profit due to production cost valuation of inventory		(350,214)	7,839,479	—	—	—	—	1,274,347	(201,313)	—
Less capitalized refined products		(1,047,731)	—	—	—	—	—	—	—	—
Less amortization of capitalized interest		59,490	—	—	—	—	—	—	—	—
Less depreciation of revaluated assets		—	—	—	306,878	3,246,190	178,734	797,628	—	—

Total consolidated operating income (loss)	Ps.	187,174,431	(66,190,188)	(147,685)	2,776,658	9,507,305	4,869,197	3,087,180	9,505,174	4,215,083

Net income (loss):
By segment		Ps. (77,237,940)	(73,427,347)	(149,177)	998,756	3,667,828	3,575,572	(561,821)	5,231,401	(146,257,286)
Less unrealized intersegment profit		—	(871,662)	—	—	—	—	—	(26,642)	—
Less unrealized profit due to production cost valuation of inventory		(350,215)	7,839,479	—	—	—	—	1,274,347	(201,313)	—
Less capitalized refined products		(1,047,732)	—	—	—	—	—	—	—	—
Less equity method elimination		(31,239)	(349,758)	—	—	—	—	1,589,169	—	—
Less amortization of capitalized interest		59,491	—	—	—	—	—	—	—	—
Less depreciation of revaluated assets		—	—	—	306,878	3,246,190	178,734	797,628	—	—

Total consolidated net (loss) income		Ps. (78,607,635)	(66,809,288)	(149,177)	1,305,634	6,914,018	3,754,306	3,099,323	5,003,446	(146,257,286)

Assets: By segment	Ps.	1,909,632,454	1,087,954,150	573,543	39,127,703	263,677,241	37,946,600	43,548,515	135,026,578	1,826,455,857
Less unrealized intersegment profit		1,132	(4,374,564)	—	—	—	—	(5,304)	(320,178)	—
Less unrealized profit due to production cost valuation of inventory		(23,426,961)	(17,425,466)	—	—	—	—	—	(6,050,460)	—
Less capitalized refined products		(1,047,732)	—	—	—	—	—	—	—	—
Less depreciation of revalued assets		—	—	—	(3,650,372)	(135,718,699)	(6,384,675)	(16,216,829)	—	—
Less equity method for unrealized profits		(442,460)	(3,972,342)	—	—	—	—	(2,744,000)	—	—
Less amortization of capitalized interest		59,491	—	—	—	—	—	—	—	—

Total consolidated assets	Ps.	1,884,775,924	1,062,181,778	573,543	35,477,331	127,958,542	31,561,925	24,582,382	128,655,940	1,826,455,857

Liabilities:
By segment	Ps.	2,255,660,862	1,297,245,016	567,459	23,685,034	26,916,570	18,198,037	1,502,533	66,431,789	3,240,142,197
Less unrealized intersegment profit		—	—	—	—	—	—	—	626,833	—

Total consolidated liabilities	Ps.	2,255,660,862	1,297,245,016	567,459	23,685,034	26,916,570	18,198,037	1,502,533	67,058,622	3,240,142,197

As of the year ended December 31, 2016	Exploration and Production		Industrial Transformation	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Operating Subsidiary Companies
Assets: By segment	Ps.	2,232,052,453	1,151,907,566	425,141	30,990,147	254,615,026	10,421,225	43,067,636	170,782,928	2,359,024,145
Less unrealized intersegment profit		483,230	(4,158,101)	—	—	—	—	(5,304)	(332,529)	—
Less unrealized profit due to production cost valuation of inventory		(3,246,782)	(33,361,438)	—	—	—	—	—	(5,688,341)	—
Less capitalized refined products		(1,661,986)	—	—	—	—	—	—	—	—
Less depreciation of revalued assets		(20,585,300)	—	—	(3,316,549)	(123,790,105)	(5,300,044)	(12,746,136)	(652)	—
Less equity method for unrealized profits		(742,055)	(7,293,447)	(36,718)	—	—	4,435,288	(4,308,877)	(8,960,344)	—
Less amortization of capitalized interest		118,981	—	—	—	—	—	—	(424,198)	—

Total consolidated assets	Ps.	2,206,418,541	1,107,094,580	388,423	27,673,598	130,824,921	9,556,469	26,007,319	155,376,864	2,359,024,145

Liabilities:
By segment	Ps.	2,533,221,665	1,282,558,220	664,829	16,457,347	29,336,417	3,015,450	3,901,722	85,392,123	3,553,477,189
Less unrealized intersegment profit		—	(4,419,930)	—	395,855	—	—	—	1,493,766	—

Total consolidated liabilities	Ps.	2,533,221,665	1,278,138,290	664,829	16,853,202	29,336,417	3,015,450	3,901,722	86,885,889	3,553,477,189

NOTE 6. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

As of June 30, 2017 and December 31, 2016, cash and cash equivalents were as follows:

a. Cash, Cash Equivalents

	June 30, 2017		December 31, 2016
Cash on hand and in banks(i)	Ps.	62,511,997	Ps.	71,430,427
Marketable securities		48,018,920		92,102,086

	Ps.	110,530,917	Ps.	163,532,513

(i)	Cash on hand and in banks is primarily composed of cash in banks.

b. Restricted Cash

	June 30, 2017		December 31, 2016
Restricted cash	Ps.	—	Ps.	10,478,626

Restricted cash as of December 31, 2016 was primarily composed of the deposit made by Pemex-Exploration and Production in the amount of U.S. $465,060 (Ps. 9,624,804 including accrued income interest) as a result of an arbitration claim before the International Court of Arbitration of the International Chamber of Commerce (the “ICA”). On April 6, 2017, Pemex Exploration and Production and Petróleos Mexicanos executed a settlement agreement with COMMISA and agreed to pay to COMMISA U.S. $435,000 plus the applicable value-added tax, with the funds deposited by Pemex Exploration and Production in a bank account as a guarantee before the U.S. District Court for the Southern District of New York.

On December 31, 2016, PMI HBV made deposits of U.S. $41,319, in an account in Banco Santander, S.A. as additional collateral for a credit agreement in accordance with the terms of the agreement. The credit agreement requires that PMI HBV maintain a loan-to-value ratio based on the ratio between the principal amount of debt and the market value in U.S. dollars of the Repsol S. A. (“Repsol”) shares owned by PMI HBV. Accordingly, PMI HBV deposited this amount in order to maintain the loan-to-value ratio required under the credit agreement. As of June 30, 2017 there is not restricted cash due to the increase in the value of Repsol’s shares.

NOTE 7. ACCOUNTS RECEIVABLE, NET

As of June 30, 2017 and December 31, 2016, accounts receivable and other receivables were as follows:

	June 30, 2017		December 31, 2016
Domestic customers, net	Ps.	53,055,892	Ps.	41,884,579
Export customers, net		29,297,101		34,859,341
Sundry debtors		27,872,771		18,736,922
Prepaid taxes		15,459,283		29,361,303
Employees and officers		6,090,193		6,054,251
Advances to suppliers		1,592,076		2,246,437
Insurance claims		85,690		38,497
Other accounts receivable		887,329		39,197

	Ps.	134,340,335	Ps.	133,220,527

NOTE 8. INVENTORIES, NET

As of June 30, 2017 and December 31, 2016, inventories were as follows:

	June 30, 2017		December 31, 2016
Refined and petrochemicals products	Ps.	27,337,413	Ps.	21,534,846
Crude oil		12,977,591		11,391,310
Products in transit		7,250,759		7,735,163
Materials and products in stock		4,293,917		4,721,834
Materials in transit		—		419,547
Gas and condensate products		82,878		89,360

	Ps.	51,942,558	Ps.	45,892,060

NOTE 9. HELD—FOR—SALE NON-FINANCIAL ASSETS

Pursuant to Round Zero, PEMEX was provisionally assigned titles to escrow. The ownership of the fixed assets located in those blocks will be transferred when the blocks are awarded to third parties in subsequent rounds.

As a result of the Energy Reform Decree, the secondary legislation and the corresponding initial adjudication of rights for the exploration and extraction of oil and solid hydrocarbons mentioned in transitory article 6 of the Energy Reform Decree, certain assignments that Pemex Exploration and Production received from the Mexican Government were affected. These investments will be compensated at their fair value pursuant to the terms determined by Ministry of Energy.

In 2016, pursuant to Round 1.3, the Ministry of Energy awarded certain contractual areas for the exploration and extraction of oil and solid hydrocarbons to third parties and their respective fixed assets will be transferred from PEMEX to such third parties. During 2016, PEMEX submitted the application for compensation from the Ministry of Energy for the fixed assets located in those areas, and, on December 31, 2016 and June 30, 2017, these fixed assets were reclassified as held-for-sale non-financial assets at book value of Ps. 7,460,674 and Ps. 7,396,196, respectively.

As of June 30, 3017, Held – for – sale non – financial assets are as follows:

Fields		2017
22	Not-requested but temporarily assigned fields	Ps.	2,671,880
3	Not-requested and unassigned fields		71,974

			2,743,854
317	Fields permanently unassigned		4,652,342

	Total	Ps.	7,396,196

NOTE 10. AVAILABLE—FOR—SALE NON-CURRENT FINANCIAL ASSETS

On January 1, 2016, PMI HBV had a total of 20,724,331 shares of Repsol valued at Ps. 3,944,696, which represented approximately 1.48% of Repsol’s share capital.

On June 13, 2016, Repsol declared flexible dividends to its shareholders, of which PMI HBV received 555,547 new Repsol shares as an in-kind dividend on July 18, 2016, valued at Ps. 128,051.

On January 15, 2016, PMI HBV received 942,015 new Repsol shares as an in-kind dividend that was declared on December 31, 2015.

Since the 1,497,562 new Repsol shares received as an in-kind dividend during 2016 are not included in the loan agreement obtained by PMI HBV in August 2015, these shares are presented as short term available-for-sale current financial assets amounting to Ps. 435,556, as of December 2016. These shares were sold in January 2017, amounting to Ps. 684,030.

On December 14, 2016, Repsol declared flexible dividends to its shareholders, of which PMI HBV received 584,786 new Repsol shares as an in-kind dividend on January 23, 2017. This amount was recognized as an account receivable of Ps.165,346 as of December 31, 2016. These shares were sold in January 2017.

On June 7, 2017, Repsol declared flexible dividends to its shareholders, of which PMI HBV received 653,585 new Repsol shares as an in-kind dividend on July 13, 2017, valued at Ps. 193,731. This amount was recognized as an account receivable.

As of June 30, 2017 and December 31, 2016, the investments in 20,724,331 shares of Repsol held by PMI HBV were valued at Ps. 5,653,589 and Ps. 6,027,540, respectively. These shares are presented under non-current assets. As of June 30, 2017 and December 31, 2016, the effect of the valuation on the investment at fair value was recorded in other comprehensive result in the statement of changes in equity (deficit) as a profit of Ps. 1,607,739 and Ps. 207,817, respectively.

As of June 30, 2017 and December 31, 2016, PEMEX’s direct holdings of Repsol shares amounted to approximately 1.38% and 1.52% respectively, of Repsol’s total shares.

NOTE 11. INVESTMENTS IN JOINT VENTURES, ASSOCIATES AND OTHER

The investments in joint ventures, associates and other as of June 30, 2017 and December 31, 2016, were as follows:

		Percentage of investment	June 30, 2017		December 31, 2016
Deer Park Refining Limited		49.99%	Ps.	12,735,077	Ps.	14,039,384
Petroquímica Mexicana de Vinilo, S. A. de C. V.	(i)	44.09%		3,644,506		4,309,050
TAG Norte Holding, S. de R. L. de C. V.	(ii)	5.00%		1,653,861		1,909,527
Sierrita Gas Pipeline LLC		35.00%		983,045		1,112,338
TAG Pipelines Sur, S. de R. L. de C. V.	(ii)	5.00%		439,634		507,596
Frontera Brownsville, LLC.		50.00%		433,713		478,414
Texas Frontera, LLC.		50.00%		221,300		260,828
CH 4 Energía, S.A.		50.00%		203,766		194,868
Administración Portuaria Integral de Dos Bocas, S.A. de C.V.		40.00%		170,393		139,523
PMV Minera, S.A. de C.V.		44.09%		39,228		61,779
Other net		Varios		498,641		141,325

			Ps.	21,023,164	Ps.	23,154,632

(i)	On April 20, 2016, an explosion occurred in the “Planta de Clorados 3” (Chlorinated Plant 3) of the Petroquímica Mexicana de Vinilo, resulting in approximately Ps.461,000 in damages. Chorinated Plant 3 incurred the greatest amount of damages, including the loss of certain assets and the closure of the plant for an undefined amount of time. The Chlorine-Soda plants and the ethylene plants did not register any damage.
(ii)	As of December 31, 2016, due to the loss of significant influence in TAG Norte Holding, S. de R.L. de C.V. and y TAG Pipelines Sur, S. de R.L. de C.V. companies, PEMEX valued these investments at fair value. The difference between the fair value at the end of the period and the book value amounted to Ps.1,763,759. As of December 31, 2016, the fair value was higher than the book value.

Share of profit (loss) in joint ventures, associates and other, net:

			June 30,
			2017		2016
Deer Park Refining Limited			Ps.	626,254	Ps.	298,957
Sierrita Pipeline, LLC.				54,820		29,735
PMV Minera, S.A. de C.V.				4,623		—
Petroquímica Mexicana de Vinilo, S. A. de C. V.				92,089		(1,513,063)
Pasco International, Ltd.				—		—
Administración Portuaria Integral de Dos Bocas, S.A. de C.V.				30,870		(4,644)
Gasoductos de Chihuahua, S. de R. L. de C. V.	(iii	)		—		440,500
Compañía Mexicana de Exploraciones, S. A. de C. V.	(iv	)		—		(13,255)
CH4 Energía S.A. de C.V.				8,898		12,898
Other, net				57,400		37,710

Share of profit (loss) in joint ventures, associates and other, net			Ps.	874,954	Ps.	(711,162)

(iii)	On September 28, 2016, PEMEX completed the divestiture of its 50% ownership interest in the Gasoductos de Chihuahua S. de R.L. de C.V. joint venture with Infraestructura Energética Nova, S.A.B. de C.V. The stock was sold for Ps. 22,684,736, yielding a profit of Ps. 15,211,039.
(iv)	Beginning July 1, 2016, this company was included in the consolidated financial statements of PEMEX. Until June 30, 2016, this Company was accounted for as an investment in an associate under the equity method (see Note 3-a).

Additional information about the significant investments in associates and other is presented below:

•	Deer Park Refining Limited. On March 31, 1993, PMI NASA acquired 50% of the Deer Park Refinery. In its capacity as General Partner of Deer Park Refining Limited Partnership, Shell is responsible for the operation and management of the Refinery, the purpose of which is to provide oil refinery services to PMI NASA and Shell for a processing fee. Shell is responsible for determining the crude oil and production materials requirements and both partners are required to provide in equal amounts. Deer Park returns to PMI NASA and Shell products in the same equal amounts. Shell is responsible for purchasing the total amount of finished products in stock at market prices. This joint venture is recorded under the equity method.

•	Petroquímica Mexicana de Vinilo, S.A. de C.V. On September 13, 2013, Pemex-Petrochemicals (now Pemex Industrial Transformation), through its subsidiary PPQ Cadena Productiva, S.L. and Mexichem founded Petroquímica Mexicana de Vinilo, S.A. de C.V. (“Mexicana de Vinilo”). The principal activity of Petroquímica Mexicana de Vinilo, S.A. de C.V. is the production and sale of chemicals. Mexicana de Vinilo’s main products are: chlorine, caustic soda, ethylene and monomers of vinyl chloride. Mexichem is responsible for operational and financial decisions for Mexicana de Vinilo. This investment is recorded under the equity method.

•	TAG Norte Holding, S. de R. L. de C. V. This company was created on June 6, 2014, and is the holding company of other enterprises aimed at developing infrastructure projects related to hydrocarbon transport. This investment is accounted at fair value as described in footnote (iii) to the table above.

•	Sierrita Gas Pipeline LLC. This company was created on June 24, 2013. Its main activity is the developing of projects related to the transport infrastructure of gas in the United States. This investment is recorded under the equity method.

•	TAG Pipelines Sur, S. de R. L. de C. V. This company was created on November 27, 2013. The principal activity is the operation and maintenance of the southern portion of the Ramones II project. The investment is accounted at fair value as described in footnote (iii) to the table above.

•	Frontera Brownsville, LLC. Effective April 1, 2011, PMI SUS entered into a joint venture with TransMontaigne Operating Company L.P (“TransMontaigne”) to create Frontera Brownsville, LLC. Frontera Brownsville, LLC was incorporated in Delaware, U. S., and has the corporate power to own and operate certain facilities for the storage and treatment of clean petroleum products. This investment is recorded under the equity method.

•	Texas Frontera, LLC. This company was created July 27, 2010, and its principal activity is the lease of tanks for the storage of refined product. PMI SUS, which owns 50% of interest in Texas Frontera, entered into a joint venture with Magellan OLP, L.P. (“Magellan”) and, together, they are responsible for the results of this investment. As of December 31, 2016, the company has seven tanks with 120,000 barrels of capacity each. This joint venture is recorded under the equity method.

•	CH4 Energía, S.A. This company was created on December 21, 2000. CH4 Energía engages in the purchase and sale of natural gas and in all activities related to the trading of natural gas, such as transportation and distribution in Valle de Toluca, México. This joint venture is recorded under the equity method.

•	Administración Portuaria Integral de Dos Bocas, S.A. de C.V. This company was created on August 12, 1999. Its primary activities are the use of water and land in port areas in Mexico’s public domain, including related port services, and the operation, use and development of building sites. This investment is recorded under the equity method.

•	PMV Minera, S.A. de C.V. This company was created on October 1, 2014 and the principal activity is the extraction and sale of salmuera (mixture of salt and water). This investment is recorded under the equity method.

•	Gasoductos de Chihuahua, S. de R.L. de C.V. On February 6, 1997, Pemex Industrial Transformation (before Pemex-Refining) entered into a joint venture with IEnova Gasoductos Holding, S. de R.L de C.V. to own and operate companies related to gas transportation and distribution, called Gasoductos de Chihuahua, S. de R.L. de C.V. Decision-making requires the consent of both partners during a meeting. The participation of each of the partners was 50% of the share capital. This investment was recorded under the equity method until August 2016, when PEMEX completed the divestiture of this company as described in footnote (iv) to the table above.

•	Compañía Mexicana de Exploraciones S.A. de C.V., (“COMESA”). COMESA was founded on November 12, 1968 to support PEMEX’s exploration programs. The operations of COMESA are focused on designing integral solutions for the energy sector, along the value chain for Exploration and Production, Refining, Petrochemicals, Geothermal energy and other energy areas all over the energy sector in Mexico, South America and the United States of America. COMESA’s principal activities are: gravimetric, magnetometric and microseismic studies, land seismic data acquisition (2D,3D, 3C), marine Seismic data acquisition, seismic data processing, seismic data interpretation and integration, vertical Seismic Profile (VSP) 2D and 3D, reservoir characterization and visualization, conceptualization and definition for exploration process. Until June 30, 2016 this company was accounted for under the equity method. Beginning on July 1, 2016, this company was included in the consolidation.

NOTE 12. WELLS, PIPELINES, PROPERTIES, PLANT AND EQUIPMENT, NET

	Plants		Drilling equipment	Pipelines	Wells	Buildings	Offshore platforms	Furniture and equipment	Transportation equipment	Construction in progress	Land	Unproductive fixed assets	Other fixed assets	Total fixed assets
Investment
Balances as of January 1, 2016	Ps.	648,412,014	21,680,343	419,979,508	1,066,515,651	66,284,466	260,328,096	52,966,194	15,329,095	211,675,597	43,347,802	—	630,878	2,807,149,644
Acquisitions		20,406,464	1,629,710	1,265,011	8,239,480	2,541,802	9,866,984	545,271	2,063,519	107,682,868	1,487,434	6,800	—	155,735,343
Reclassifications		150,817	—	(1,268,887)	8,649,686	(6,610,184)	—	(561,569)	(325,778)	(282,044)	50,709	2,039	(137,246)	(332,457)
Transfers		15,943,630	—	11,851,378	40,825,973	1,085,323	17,318,279	2,769	2,918,621	(89,945,973)	—	—	—	—
Impairment		81,135,967	—	31,967,407	198,974,994	—	35,640,491	438,979	8,743	(16,852,238)	—	—	—	331,314,343
Disposals		(7,602,782)	(40,937)	(3,648,989)	(4,382,867)	(558,374)	(449,645)	(2,644,957)	(551,355)	(4,864,062)	(314,327)	(8,839)	(2,126)	(25,069,260)

Balances as of December 31, 2016	Ps.	758,446,110	23,269,116	460,145,428	1,318,822,917	62,743,033	322,704,205	50,746,687	19,442,845	207,414,148	44,571,618	—	491,506	3,268,797,613
Acquisitions		2,911,400	182,596	1,080,955	5,619,976	87,231	2,999,141	55,632	91,252	22,682,435	99	—	—	35,710,717
Reclassifications		78,248	—	53,306	—	5,167	—	(104,662)	(18,932)	(109,217)	(36,295)	—	10,120	(122,265)
Transfers		32,402,024	—	907,355	22,533,407	270,619	8,677,765	26,426	3,746,395	(68,563,991)	—	—	—	—
Impairment		3,977,849	(2,035,625)	3,368,709	(7,742,703)	—	—	—	—	(969,640)	—	—	—	(3,401,410)
Disposals		(8,827,673)	(135,820)	(7,709,503)	—	(308,284)	—	(144,175)	(381,338)	(1,955,225)	(189,143)	—	(14,574)	(19,665,735)

Balances as of June 30, 2017	Ps.	788,987,958	21,280,267	457,846,250	1,339,233,597	62,797,766	334,381,111	50,579,908	22,880,222	158,498,510	44,346,279		487,052	3,281,318,920
Accumulated depreciation and amortization
Balances as of January 1, 2016	Ps.	(321,283,906)	(578,015)	(139,331,407)	(780,443,639)	(37,712,087)	(140,908,960)	(36,513,479)	(5,894,520)	—	—	—	—	(1,462,666,013)
Depreciation and amortization		(44,549,443)	(2,364,560)	(15,153,879)	(70,090,038)	(1,796,383)	(12,252,810)	(3,205,089)	(1,027,289)	—	—	—	—	(150,439,491)
Reclassifications		(10,521)	—	(166,632)	(3,077)	(108,718)	—	166,914	454,492	—	—	—	—	332,458
Disposals		5,826,891	—	2,286,691	—	492,557	—	2,560,988	550,554	—	—	—	—	11,717,681

Balances as of December 31, 2016	Ps.	(360,016,979)	(2,942,575)	(152,365,227)	(850,536,754)	(39,124,631)	(153,161,770)	(36,990,666)	(5,916,763)	—	—	—	—	(1,601,055,365)
Depreciation and amortization		(22,789,761)	(1,093,054)	(7,455,512)	(32,578,239)	(905,838)	(6,580,995)	(1,490,768)	(528,484)	—	—	—	—	(73,422,651)
Reclassifications		30,466	—	(40,511)	—	19,324	—	99,936	13,050	—	—	—	—	122,265
Disposals		8,041,583	30,536	7,392,446	—	1,302	—	142,909	60,642	—	—	—	—	15,669,418

Balances as of June 30, 2017	Ps.	(374,734,691)	(4,005,093)	(152,468,804)	(883,114,993)	(40,009,843)	(159,742,765)	(38,238,589)	(6,371,555)					(1,658,686,333)
Wells, pipelines, properties, plant and equipment—net as of December 31, 2016	Ps.	398,429,131	20,326,541	307,780,201	468,286,163	23,618,402	169,542,435	13,756,021	13,526,082	207,414,148	44,571,618	—	491,506	1,667,742,248

Wells, pipelines, properties, plant and equipment—net as of June 30, 2017	Ps.	414,253,267	17,275,174	305,377,446	456,118,604	22,787,923	174,638,346	12,341,319	16,508,667	158,498,510	44,346,279	—	487,052	1,622,632,587

Depreciation rates		3 a 5%	5%	2 a 7%	—	3 a 7%	4%	3 a 10%	4 a 20%	—	—	—	—	—
Estimated useful lives		20 a 35	20	15 a 45	—	33 a 35	25	3 a 10	5 a 25	—	—	—	—	—

a.	The financing costs for the six-month periods ended June 30, 2017 and 2016 identified with fixed assets in the construction or installation stage, capitalized as part of the value of such fixed assets, were Ps. 1,890,312 and Ps. 1,220,654, respectively.

b.	The combined depreciation of fixed assets and amortization of wells as of June 30, 2017 and 2016, recognized in operating costs and expenses, was Ps. 73,422,650, and Ps. 63,920,590, respectively, which includes costs related to plugging and abandonment of wells as of June 30, 2017 and 2016 of Ps. 419,869 and Ps. 1,895,457, respectively.

c.	As of June 30, 2017 and December 31, 2016, provisions relating to future plugging of wells costs amounted to Ps. 66,072,429 and Ps. 64,967,710, respectively, and are presented in the “Provisions for plugging of wells” (see Note 17).

d.	As of June 30, 2017, PEMEX recognized a net impairment of Ps. 3,401,410, which is presented as a separate line item in the consolidated statement of comprehensive income as follows:

	Impairment		Reversal of impairment		Net Impairment / (Reversal of impairment)
Pemex Exploration and Production		6,645,621		(1,301,987)		5,343,634
Pemex Industrial Transformation		3,363,516		(7,341,365)		(3,977,849)
Pemex drilling and services		2,035,625		—		2,035,625

Total	Ps.	12,044,762	Ps.	(8,643,352)	Ps.	3,401,410

Cash Generating Unit of Pemex Exploration and Production

The impairment recognized by Pemex Exploration and Production in the amount of Ps. 6,645,621, was mainly due to (i) insufficient cash flows to cover recovery costs for the Cantarell, Antonio J. Bermúdez and Lakatch projects, resulting from the appreciation of the Mexican peso against the U.S. dollar by 13.4%, from a peso–U.S. dollar exchange rate of Ps. 20.6640 to U.S. $1.00 as of December 31, 2016 to a peso–U.S. dollar exchange rate of Ps. 17.8973 to U.S. $1.00 as of June 30, 2017, given that cash inflows are denominated in U.S. dollars and then translated to the reporting currency using the exchange rate at the date of report; (ii) an increase in the discount rate of 5.31%; and (iii) a decrease in the crude oil and gas prices of 3.2% and 1.3%, respectively. The reversal of impairment was in the Burgos and Macuspana projects by Ps. 1,301,987, due to an increase in the production of natural gas.

The cash generating units of Pemex Exploration and Production are investment projects in productive fields with hydrocarbon reserves associated with proved reserves (1P). These productive hydrocarbon fields contain varying degrees of heating power consisting of a set of wells and are supported by fixed assets associated directly with the production, such as pipelines, production facilities, offshore platforms, specialized equipment and machinery.

Each project represents the smallest unit which can concentrate the core revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.

To determine the value in use of long-lived assets associated with hydrocarbon extraction, the net present value of reserves is determined based on the following assumptions:

Average crude oil price	58.32 U.S. dollars/bl
Average gas price	4.63 U.S. dollars/mpc
Average condensates price	38.94 U.S. dollars/bl
Discount rate	15.12% annually

The total forecast production, calculated with a horizon of 25 years is 7,468 million bpce.

Pemex Exploration and Production determines the recoverable amount of fixed assets based on the long-term estimated prices for Pemex Exploration and Production’s proved reserves (1P). The recoverable amount on each asset is the value in use.

Cash Generating Units of Pemex Industrial Transformation

As of June 30, 2017, Industrial Transformation recognized a net reversal of impairment of Ps. 3,977,849, which included a reversal of impairment of Ps. 7,341,365 and an impairment of Ps. 3,363,516.

The reversal of impairment was in the following cash generating units:

Minatitlán refinery	Ps.	3,541,574
Cangrejera Petrochemical Center		3,565,355
Independencia Petrochemical Center		112,292
Arenque gas processor complex		57,039
Matapionche gas processor complex		65,105

	Ps.	7,341,365

The reversal of impairment was mainly due to (i) an increase in income related to transportation fees; (ii) an increase in the processing of wet gas due to higher imports of this product; (iii) an increase in prices arising from the price liberalization in 2017; and (iv) a decrease in the discount rate of cash generating units of refined products, gas and petrochemicals of 5.7%, 1.4% and 2.5%, respectively. The impairment was primarily due to the fact that PEMEX’s cash flows are determined in U.S. dollars because the long-term reference prices of products manufactured by process centers are commodities valued at market value primarily in the U.S. market.

The impairment was recognized in the Salina Cruz Refinery for Ps. 3,363,516, as a result of flooding and a subsequent fire caused by tropical storm Calvin.

Cash-generating units in Pemex Industrial Transformation are processing centers grouped according to their types of processes as refineries, gas complex processors, and petrochemical centers. These centers produce various finished products for direct sale to or intermediate products that can be processed in another of its cash generating units or by a third party. Each processing center of Industrial Transformation represents the smallest unit which can concentrate the core revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.

Cash flow determinations are made based on PEMEX’s business plans, operating financial programs, forecasts of future prices of products related to the processes of the cash generating units, budget programs and different statistic models that consider historical information of processes and the capacity of different processing centers.

To determine the value in use of long-lived assets associated with the cash-generating units of Pemex Industrial Transformation, the net present value of cash flows was determined based on the following assumptions:

Cash generating unit
	Refining	Gas	Petrochemicals
Average crude oil Price	57.30 U.S. dollars	N.A.	N.A.
Processed volume	1,162 mbd	3,085 mmpcd of sour gas	Variable because the load inputs are diverse
Rate of U.S. dollar	$17.8973 mxp/usd	$17.8973 mxp/usd	$17.8973 mxp/usd
Useful lives of the cash generating units	Average of 19 years	Average of 10 years	Average of 6 years
Discount rate	11.37%	10.57%	10.03% annually
Period	2018-2043	2018-2019	2016-2024

N.A. Not	applicable

Cash generating unit of refining

The recoverable amount of assets is based on each asset’s value in use. To determine the cash flows, the volumes to be produced and sales to be carried out are taken into consideration. As of June 30, 2017, the value in use for the Minatitlán refinery was Ps. 51,996,267 and for the Salina Cruz Refinery the value in use was 17,311,444.

Cash generating unit of gas

The recoverable amount of assets based on each asset’s value in use. The value in use for each asset is calculated based on cash flows, taking into consideration volumes to be produced and sales to be carried out. As of June 30, 2017, the value in use amounted to Ps. 1,400,872 and Ps. 1,031,932 in the Arenque and Matapionche gas processing centers, respectively.

Cash generating unit of petrochemicals

The recoverable amount of assets is based on each asset’s value in use. The value in use for each asset is calculated based on cash flows, taking into consideration volumes to be produced and sales to be carried out. As of June 30, 2017, the value in use of impairment fixed assets amounted to Ps. 13,023,547 and Ps. 3,273,543 in the petrochemicals centers Cangrejera and Independencia, respectively.

Cash generating unit of Pemex drilling and services

The cash generating units of PEMEX’s drilling and services segment are the marine and land drilling equipment and the service units of wells, which are used to provide services and equipment rental for the drilling, finishing and repairing of wells.

The recoverable amount of assets is based on each asset’s value in use. Income services were considered to determine cash flows. The value in use of assets which presented impairment as of June 30, 3017 amounted to Ps. 15,959,570. Cash flow projections were considered for a period of 5 years. Discount rate was 9.91%.

For the period ended on June 30, 2017, Ps. 2,035,625 was included as impairment of fixed assets as a result of cash generating units above-mentioned. Impairment is presented in a separate line item in the consolidated statement of comprehensive income.

e.	As of June 30, 2017 and December 31, 2016, certain fixed assets were reclassified as held-for-sale non-financial assets in the amount of Ps. 7,396,196 and Ps. 7,460,674, respectively (see Note 9).

NOTE 13. INTANGIBLE ASSETS

As of June 30, 2017 and December 31, 2016, intangible assets are wells unassigned to a reserve, which amounted Ps. 6,093,187 and Ps. 8,639,242, respectively, as follows:

	June 30, 2017		December 31, 2016
Wells unassigned to a reserve:
Balance at the beginning of period	Ps	.8,639,242	Ps.	14,304,961
Additions to construction in progress		9,366,399		20,526,300
Transfers against expenses		(2,284,926)		(9,798,246)
Transfers against fixed assets		(9,627,528)		(16,393,773)

Balance at the end of period	Ps	.6,093,187	Ps	. 8,639,242

In addition, as of June 30, 2017 and December 31, 2016, PEMEX recognized expenses related to unsuccessful wells of Ps. 766,688 and Ps. 19,307,838, respectively, directly in its statement of comprehensive income.

NOTE 14. LONG-TERM NOTES RECEIVABLE AND OTHER ASSETS

a.	Long-term notes receivable

As of June 30, 2017 and December 31, 2016, the balance of long-term notes receivable was as follows:

	June 30, 2017	December 31, 2016
Promissory notes issued by the Mexican Government	Ps. 142,611,693	Ps. 140,578,871
Other long-term notes receivable (1)	7,908,939	8,028,731

Total long-term notes receivable	Ps. 150,520,632	Ps. 148,607,602

(1)	Primarily CENAGAS.

Promissory notes issued by the Mexican Government

	June 30, 2017	December 31, 2016
Total promissory notes	Ps. 145,075,993	Ps.142,124,620
Less: current portion of notes receivable (2)	2,464,300	1,545,749

Long-term promissory notes	Ps. 142,611,693	Ps.140,578,871

(2)	The current portion of the promissory notes and the total yield payments due are allocated under sundry debtors in accounts receivable, net (see Note 7).

On December 24, 2015, the SHCP published in the Official Gazette of the Federation the Disposiciones de carácter general relativas a la asunción por parte del Gobierno Federal de obligaciones de pago de pensiones y jubilaciones a cargo de Petróleos Mexicanos y sus empresas productivas subsidiarias (General provisions regarding the assumption by the Mexican Government of the payment obligations related to pensions and retirement plans of Petróleos Mexicanos and its productive state-owned subsidiaries). These regulations stated the terms, conditions, financing mechanisms and payment arrangements pursuant to which the SHCP would assume some of the liabilities related to PEMEX’s employee benefits. An independent expert reviewed the calculation, the methodology used, the maturity profile and all of the information provided by PEMEX.

In accordance with these provisions and prior to the completion of the independent expert’s review described above, on December 24, 2015, the Mexican Government issued in advance payment, through the SHCP, a Ps. 50,000,000 non-negotiable promissory note due December 31, 2050 payable to Petróleos Mexicanos. The promissory note, which accrued interest at a rate of 6.93% per year, was recognized as a long-term note receivable in non-current assets once the independent expert named by SHCP concluded its review.

On August 5, 2016, Petróleos Mexicanos received promissory notes issued by the Mexican Government at a discount value of Ps.184,230,586 as of June 29, 2016, as part of the Mexican Government’s assumption of a portion of the payment liabilities related to Petróleos Mexicanos and Subsidiary Entities’ pensions and retirement plans, which notes were delivered in exchange for the Ps. 50,000,000 promissory notes issued to Petróleos Mexicanos on December 24, 2015. On August 15, 2016 Petróleos Mexicanos exchanged Ps. 47,000,000 of these promissory notes for short-term floating rate Mexican Government debt securities, known as Bonos de Desarrollo del Gobierno Federal (Development Bonds of the Federal Government or “BONDES D”). Petróleos Mexicanos then sold the BONDES D to Mexican development banks at market prices.

Petróleos Mexicanos recognized a Ps. 135,439,612 increase in equity as a result of the Ps. 184,230,586 discount value of the promissory notes as of June 29, 2016, minus the Ps. 50,000,000 promissory note received by Petróleos Mexicanos on December 24, 2015, plus a Ps. 1,209,026 increase in the value of the promissory notes from June 29, 2016 to August 15, 2016, the date on which PEMEX received the promissory notes.

As of December 31, 2016, these promissory notes at discount value amounted to Ps. 142,124,620. PEMEX intends to hold them to maturity. These promissory notes will be converted into cash with annual maturity dates ranging from 2017 to 2042 and annual rates ranging from 4.35% to 7.04% as follows:

Number of Promissory Notes	Maturity	Yield Rate Range	Principal Amount (discount value)
1	2018	4.65%	Ps.	2,464,300
1	2019	5.14%		3,489,719
1	2020	5.39%		4,304,259
1	2021	5.57%		5,094,883
5	2022 to 2026	5.74% to 6.11%		31,901,865
5	2027 to 2031	6.32% to 6.77%		34,362,865
5	2032 to 2036	6.81% to 7.00%		32,440,785
6	2037 to 2042	7.03% to 6.94%		31,017,317

	Total promissory notes			145,075,993
	Less: current portion			2,464,300

	Long-term notes receivable		Ps.	142,611,693

From January to June 2017, PEMEX recognized Ps. 4,513,660 in accrued yields from these promissory notes, which was recognized as financing income in the consolidated statement of comprehensive income.

Yield rates for these promissory notes are pre-determined and fixed all throughout their lifespans and up to their maturities. Accordingly, fixed rates may not reflect market interest rate conditions as of the due date of each promissory note. In addition, PEMEX believes the promissory notes do not have a credit risk because they are issued by the Mexican Government in Mexican pesos.

b.	Other assets

As of June 30, 2017 and December 31, 2016, the balance of other assets was as follows:

	June 30, 2017	December 31, 2016
Payments in advance	Ps. 4,907,973	Ps.2,558,767
Other	6,636,937	6,953,878

	Ps.11,544,910	Ps.9,512,645

NOTE 15. DEBT

The Board of Directors approves the terms and conditions for the incurrence of obligations that constitute public debt of Petróleos Mexicanos for each fiscal year, in accordance with the Petróleos Mexicanos Law and the Reglamento de la Ley de Petróleos Mexicanos (Regulations to the Petróleos Mexicanos Law). These terms and conditions are promulgated in conformity with the guidelines approved by the SHCP for Petróleos Mexicanos for the respective fiscal year.

During the period from January 1 to June 30, 2017, PEMEX participated in the following financing activities:

•	On February 14, 2017, Petróleos Mexicanos issued € 4,250,000 of debt securities under its Medium-Term Notes Program, Series C in three traunches: (i) € 1,750,000 of its 2.50% Notes due August 2021;(ii) € 1,250,000 of its 3.75% Notes due February 2024; and (iii) € 1,250,000 of its 4.875% Notes due February 2028. All debt securities issued under this program are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.

•	On April 6, 2017, Petróleos Mexicanos executed a U.S. $132,000, non-revolving bilateral credit line from Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte, due on April 6, 2024, which bears a fixed interest rate of 5.25%. The bilateral credit line is guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.

•	On May 15, 2017, Petróleos Mexicanos entered into a term loan credit facility in the amount of U.S. $400,000, which bears interest at a floating rate linked to LIBOR (plus a 1.65% margin) and matures on May 15, 2020. As of the date of this report, Petróleos Mexicanos has borrowed U.S. $200,000, under this agreement. The term loan is guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.

•	On May 15, 2017, Petróleos Mexicanos entered into a simple credit line that amounted to U.S. $400,000 at a floating interest rate with 165 basis points, due May 2020 and was used in two parts of U.S. $200,000 (on May 24, 2017 and July 14, 2017, respectively).

•	On June 16, 2017, Petróleos Mexicanos increased its Medium-Term Notes Program, Series C, from U.S. $72,000,000 to U.S. $92,000,000.

•	From January 1 to June 30, 2017, PMI HBV obtained U.S. $4,660,293 in financing from its revolving credit line and repaid U.S. $4,605,293. As of June 30, 2017, the outstanding amount under this revolving credit line was U.S. $55,000.

•	As of June 30, 2017, Petróleos Mexicanos had U.S. $4,750,000 and Ps. 23,500,000 in available credit lines in order to ensure liquidity. The available amounts are U.S. $2,750,000 and Ps. 23,500,000, respectively.

As of June 30, 2017, PEMEX used the following exchange rates:

	June 30, 2017		December 31, 2016
U.S. dollar	Ps	.17.8973	Ps.	20.6640
Japanese yen		0.1594		0.1772
Pound sterling		23.1376		25.3051
Euro		20.3581		21.6724
Swiss francs		18.6391		20.1974
Australian dollar		13.6699		14.8842

NOTE 16. DERIVATIVE FINANCIAL INSTRUMENTS

a. Fair value hierarchy

PEMEX values its financial instruments under standard methodologies commonly applied in the financial markets. PEMEX’s related assumptions therefore fall under the three Levels of the fair value hierarchy for market participant assumptions, as described below.

The fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets or liabilities in active markets, and inputs other than quoted prices that are observed for assets or liabilities. Level 3 inputs are unobservable inputs for the assets or liabilities, and include situations where there is little, if any, market activity for the assets or liabilities.

Management uses appropriate valuation techniques based on the available inputs to measure the fair values of PEMEX’s applicable assets and liabilities.

When available, PEMEX measures fair value using Level 1 inputs, because they generally provide the most reliable evidence of fair value.

The following tables present information about PEMEX’s assets and liabilities measured at fair value and indicate the fair value hierarchy of the inputs utilized to determine the fair values as of June 30, 2017 and December 31, 2016:

	Fair value hierarchy						Total as of June 30, 2017
	Level 1		Level 2		Level 3
Financial Assets:
Derivative financial instruments	Ps.	—	Ps.	19,257,681	Ps.	—	Ps.	19,257,681
Available-for-sale financial assets		5,653,589		—		—		5,653,589
Investment in joint ventures, associates and other		—		—		21,023,164		21,023,164
Financial Liabilities:
Derivative financial instruments		—		(11,299,944)		—		(11,299,944)

	Fair value hierarchy						Total as of December 31, 2016
	Level 1		Level 2		Level 3
Financial Assets:
Derivative financial instruments	Ps.	—	Ps.	4,857,470	Ps.	—	Ps.	4,857,470
Available-for-sale financial assets		6,463,096		—		—		6,463,096
Investment in joint ventures, associates and other		—		—		23,154,632		23,154,632
Financial Liabilities:
Derivative financial instruments		—		(30,867,956)		—		(30,867,956)

b. Fair value of Derivative Financial Instruments

PEMEX periodically evaluates its exposure to international hydrocarbon prices, interest rates and foreign currencies and uses derivative instruments as a mitigation mechanism when potential sources of market risk are identified.

PEMEX monitors the fair value of its DFI portfolio on a periodic basis. The fair value represents the price at which one party would assume the rights and obligations of the other, and is calculated for DFIs through models commonly used in the international financial markets, based on inputs obtained from major market information systems and price providers.

PEMEX’s DFI portfolio is composed primarily of swaps, the prices of which are estimated by discounting flows using the appropriate factors, and contains no exotic instruments that require numerical approximations for their valuation.

PEMEX values its DFI under standard methodologies commonly applied in the financial markets, thereby PEMEX does not have an independent third party to value its DFIs. Nonetheless, PEMEX calculates the fair value of its DFIs through the tools developed by its market information providers such as Bloomberg, and through valuation models implemented in software packages used to integrate all of PEMEX’s business areas and accounting, such as System Applicable Products, (SAP). PEMEX has no policies to designate a calculation or valuation agent.

PEMEX’s related assumptions therefore fall under Level 2 of the fair value hierarchy for market participant assumptions.

c. Accounting treatment and DFIs’ impact in the financial statements

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, firm commitments, planned transactions and assets and liabilities recorded on its statement of financial position. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the requirements of the accounting standards for designation as hedges. They are therefore recorded in the financial statements as non-hedge instruments or as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions (assets or liabilities) to which they relate. As a result, the changes in their fair value are recognized in the “Derivative financial instruments (cost) income, net” line item in the consolidated statement of comprehensive income.

As of June 30, 2017 and December 31, 2016, the net fair value of PEMEX’s DFIs assets and liabilities (including both DFIs that have not reached maturity and those that have reached maturity but have not been settled), recognized in the consolidated statement of financial position, was Ps. 7,957,737 and Ps. (26,010,486), respectively. As of June 30, 2017 and December 31, 2016, PEMEX did not have any DFIs designated as hedges.

All of PEMEX’s DFIs are treated, for accounting purposes, as instruments entered into for trading purposes. Therefore, any change in their fair value, caused by any act or event, impacts directly the “Derivative financial instruments (cost) income—net” line item.

For the periods ended June 30, 2017 and 2016, PEMEX recognized a net gain (loss) of Ps. 20,332,885 and Ps. (1,995,379), respectively, in the “Derivative financial instruments (cost) income, net” line item with respect to DFIs treated as instruments entered into for trading purposes.

In accordance with established policies, PEMEX has analyzed the different contracts it has entered into and has determined that according to the terms thereof, none meet the criteria necessary to be classified as embedded derivatives. Accordingly, as of June 30, 2017 and December 31, 2016, PEMEX did not recognize any embedded derivatives (foreign currency or index).

NOTE 17. PROVISIONS FOR SUNDRY CREDITORS

As of June 30, 2017 and December 31, 2016, the provisions for sundry creditors and others is as follows:

	June 30, 2017		December 31, 2016
Provision for plugging of wells (Note 12)	Ps.	66,072,429	Ps.	64,967,710
Provision for litigation and claims in process (Note 18)		5,237,846		15,119,692
Provision for environmental costs		8,831,764		8,230,476

	Ps.	80,142,039	Ps.	88,317,878

NOTE 18. CONTINGENCIES

In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome. PEMEX has not recorded provisions related to ongoing legal proceedings due to the fact that an unfavorable resolution is not expected in such proceedings, with the exception of the proceeding described in further detail in this Note.

PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of the date of these consolidated interim financial statements. As of June 30, 2017 and December 31, 2016, PEMEX has accrued a provision of Ps. 5,237,846 and Ps. 15,119,692, respectively, for these contingent liabilities. As of June 30, 2017, the current status of the principal lawsuits in which PEMEX is involved is as follows:

Resolved Contingencies

•	In February 2010, the Servicio de Administración Tributaria (the Tax Management Service) notified Pemex-Exploration and Production of the results of its review of Pemex-Exploration and Production’s financial statements for the fiscal year ended December 31, 2006 with respect to federal taxes, the value added tax and the Ordinary Duty on Hydrocarbons payable by it. On September 20, 2010, the Tax Management Service determined that Pemex-Exploration and Production owed additional taxes totaling Ps. 4,575,208 (of which Pemex-Exploration and Production was notified on September 22, 2010). On November 30, 2010, Pemex-Exploration and Production filed an administrative claim before the Tercera Sala Regional Metropolitana (Third Regional Metropolitan Court) of the Tribunal Federal de Justicia Fiscal y Administrativa (Tax and Administrative Federal Court) challenging the assessment. On March 31, 2016, a judgment was issued confirming the resolution issued by the Tax Management Service. Pemex-Exploration and Production filed an amparo against this resolution (file No. 402/2016) before the Segundo Tribunal Colegiado en Materia Administrativa del Primer Circuito (Second Administrative Joint Court of the First Circuit), which was admitted on June 1, 2016. On December 1, 2016, an amparo granted in favor of Pemex Exploration and Production ordered a new resolution to be issued by the Tax Management Service. On May 24, 2017, the Tax Management Service issued a resolution stating that the facts related to this claim have been distorted concluding the review of Pemex-Exploration and Production’s financial statements for the fiscal year ended December 31, 2006. Therefore, this case has concluded.

•	In February 2010, the Tax Management Service notified Pemex-Refining of the results of its review of Pemex-Refining’s financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions, the value added tax and the Hydrocarbons Income Tax. On September 20, 2010, the Tax Management Service notified Pemex-Refining that it owed approximately Ps. 1,553,372 (including penalties and interest). On November 30, 2010, Pemex-Refining filed an administrative claim before the Third Regional Metropolitan Court of the Tax and Administrative Federal Court challenging the assessment. On November 20, 2013, the Sala Superior (Superior Court) of the Tax and Administrative Federal Court attracted the documentation related to this trial (file No. 28733/1017037/1838/13S10504). The First Section of the Superior Court ordered the file to be sent back to the Third Regional Metropolitan Court to correct any procedural errors in order to issue a final judgment, which was sent back to the First Section of the Superior Court when the procedural errors were corrected. On March 31, 2016, a judgment was issued confirming the resolution issued by the Tax Management Service. Pemex Industrial Transformation filed an amparo against the decision with the Second Administrative Joint Court of the First Circuit, which was admitted on June 1, 2016. On December 1, 2016, an amparo granted in favor of Pemex Industrial Transformation ordered a new resolution to be issued by the Tax Management Service. On May 24, 2017, the Tax Management Service issued a resolution stating that the facts related to this claim have been distorted, concluding the review of Pemex-Refining’s financial statements for the fiscal year ended December 31, 2006. Therefore, this case has concluded.

•	On July 10, 2015, the Local Treasury of Minatitlán, Veracruz determined that Pemex-Refining owed Ps. 2,531,040 for property taxes from 2010 to 2015 related to the “General Lázaro Cárdenas” refinery. Pemex-Refining filed an amparo against this determination (no. 863/2015-V) before the Juzgado Décimo de Distrito (Tenth District Court) in Veracruz, which was granted. On April 26, 2016, a dismissal of this action was filed due to the suspension granted under the administrative claim mentioned below. Pemex-Refining also filed an administrative claim against this determination, which was admitted by the Court on August 6, 2015, and the trial was suspended. On September 2, 2016, a resolution dated August 31, 2016 was notified, declaring the property tax resolution null and void. On September 13, 2016, both parties filed motions to appeal this resolution. On May 16, 2017, the Local Treasury of Minatitlán was notified of the decision issued by the Superior Court of the Administrative Contentious Court confirming the resolution issued on August 31, 2016. On June 27, 2017, the Regional Southern Zone Court, in compliance with the execution issued by the Superior Court, amended the judgment of August 31, 2017, ruling also the nullity of the cadastral certificate. Therefore, this claim has concluded.

Open Contingencies

•	On April 4, 2011, Pemex-Exploration and Production was summoned before the Séptima Sala Regional Metropolitana (Seventh Regional Metropolitan Court) of the Tax and Administrative Federal Court in connection with an administrative claim (No. 4957/1117071) filed by EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC requesting that Pemex-Exploration and Production’s termination of the public works contract be declared null and void. In a concurrent proceeding, the plaintiffs also filed an administrative claim (No. 13620/15-17-06) against Pemex Exploration and Production before the Sexta Sala Regional Metropolitana (Sixth Regional Metropolitan Court) of the Tax and Administrative Federal Court in Mexico City seeking damages totaling U.S. $193,713 related to the above mentioned contract. Pemex-Exploration and Production filed a response requesting the two administrative claims be joined in a single proceeding, which was granted on May 10, 2016 by the Seventh Regional Metropolitan Court. On May 3, 2017, the proceeding was closed for a judgment to be issued.

•	On July 8, 2011, Pemex-Exploration and Production was summoned in connection with an administrative claim (no. 4334/1111026) filed by Compañía Petrolera La Norma, S.A., against the Director General of Petróleos Mexicanos and the Director General of Pemex-Exploration and Production before the Segunda Sala Regional Hidalgo-México (Hidalgo-Mexico Second Regional Court) of the Tax And Administrative Federal Court in Tlalnepantla, Estado de México. The plaintiff is seeking compensation about the cancellation of its alleged petroleum rights concessions and damages for up to ps. 1,552,730. On August 20, 2014, the proceeding was sent to the Segunda Sección de la Sala Superior (Second Section of The Superior Court) of the Tax and Administrative Federal Court (4334/11-11-02-6/1337/14-s2-07-04), which will issue a final judgment. On October 29, 2014, the proceeding was returned to the second regional court to correct a procedural error. A final resolution is to be issued by the Superior Court.

•	On June 11, 2015, the Segunda Sala Regional del Noreste (Second Regional Northeast Court) notified Pemex-Refining of an administrative claim (file no. 2383/15-06-02-4) filed by Severo Granados Mendoza, Luciano Machorro Olvera and Hilario Martínez Cerda, as President, Secretary and Treasurer of the Ejido Tepehuaje, seeking Ps. 2,094,232 in damages due to a hydrocarbon spill on their land. Pemex-Refining filed a response to this claim and the plaintiffs were given time to amend their claim. The defendant filed a motion against this resolution. A final judgment is still pending.

•	In June 2016, Pemex Exploration and Production was summoned before the Juzgado Octavo de Distrito en Materia Civil (Eighth Civil District Court) in Mexico City, in connection with a claim filed by Drake Mesa, S. de R.L. (file No. 200/2016-II), seeking approximately U.S. $120,856 related to expenses and damages, in connection with a public work agreement executed between them. The trial is in the evidentiary stage.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities. PEMEX has recorded liabilities for loss contingencies when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation could not be made, qualitative disclosure was provided in the notes to these unaudited condensed consolidated interim financial statements.

PEMEX does not disclose amounts accrued for each individual claim because such disclosure could adversely affect PEMEX’s legal strategy, as well as the outcome of the related litigation.

NOTE 19. SUBSIDIARY GARANTOR INFORMATION

The following consolidating information presents: (i) condensed consolidating statements of financial position at June 30, 2017 and December 31, 2016 and condensed consolidating statements of comprehensive income and cash flows for the six month periods ended June 30, 2017 and 2016, of Petróleos Mexicanos, the Subsidiary Guarantors and the Non-Guarantor Subsidiaries (as defined below).

These condensed consolidating statements were prepared in conformity with IFRS, with one exception: for the purposes of the presentation of the subsidiary guarantor information, the Subsidiary Entities and Subsidiary Companies have been accounted for as investments under the equity method by Petróleos Mexicanos. Earnings of subsidiaries are therefore reflected in Petróleos Mexicanos’ investment account and earnings. The principal elimination entries eliminate Petróleos Mexicanos’ investment in subsidiaries and inter-company balances and transactions. Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services (collectively, the “Subsidiary Guarantors”) and Pemex Ethylene and Pemex Fertilizers are 100%-owned subsidiaries of Petróleos Mexicanos. Pemex Ethylene, Pemex Fertilizers, Pemex Finance, Ltd. and the Subsidiary Companies collectively comprise the non-guarantor subsidiaries (the “Non-Guarantor Subsidiaries”). The guaranties by the Subsidiary Guarantors of Petróleos Mexicanos’ payment obligations under this indebtedness are full and unconditional and joint and several.

The Pemex Project Funding Master Trust (the “Master Trust”), which was a trust formed for the purpose of financing PEMEX’s projects, was dissolved effective December 20, 2011 and is no longer consolidated in the financial statements of PEMEX as of December 31, 2011 and thereafter.

The following table sets forth, as of June 30, 2017, the principal amount outstanding of the registered debt securities originally issued by the Master Trust. As noted above, Petróleos Mexicanos has assumed, as primary obligor, all of the obligations of the Master Trust under these debt securities. The obligations of Petróleos Mexicanos are guaranteed by the Subsidiary Guarantors:

Table 1: Registered Debt Securities originally issued by the Master Trust and Assumed by Petróleos Mexicanos

Security	Primary obligor	Guarantors	Principal amount outstanding (U.S. $)
5.75% Guaranteed Notes due 2018	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	1,755,616
6.625% Guaranteed Bonds due 2038	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	491,175
8.625% Bonds due 2022	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	160,245
8.625% Guaranteed Bonds due 2023	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	106,507
9 1⁄4% Guaranteed Bonds due 2018	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	107,109
9.50% Guaranteed Bonds due 2027	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	219,217

The following table sets forth, as of June 30, 2017, the principal amount outstanding of the registered debt securities issued by Petróleos Mexicanos, and guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.

Table 2: Registered Debt Securities originally issued by Petróleos Mexicanos

Security	Issuer	Guarantors	Principal amount outstanding (U.S. $)
8.00% Notes due 2019	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	1,312,015
9 1⁄4% Global Guaranteed Bonds due 2018	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	9,296
9.50% Global Guaranteed Bonds due 2027	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	102,149
3.500% Notes due 2018	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	999,590
Floating Rate Notes due 2018	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	498,570
6.000% Notes due 2020	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	995,364
5.50% Notes due 2021	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	2,961,947
3.500% Notes due 2023	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	2,099,730
4.875% Notes due 2024	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	1,499,136
6.625% Notes due 2035	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	2,749,000

Security	Issuer	Guarantors	Principal amount outstanding (U.S. $)
6.500% Bonds due 2041	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	3,000,000
4.875% Bonds 2022	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	2,097,055
3.125% Notes due 2019	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	497,278
3.500% Notes due 2020	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	1,465,367
5.50% Bonds due 2044	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	2,657,962
6.375% Bonds due 2045	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	2,999,980
5.625% Bonds due 2046	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	2,994,226
4.500% Notes due 2026	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	1,489,718
4.250% Notes due 2025	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	998,435
5.500% Notes due 2019	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	740,531

Security	Issuer	Guarantors	Principal amount outstanding (U.S. $)
6.375% Notes 2021	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	1,247,668
4.625% Notes due 2023	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	2,050,648
6.875% notes due 2026	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	2,969,774
6.750% Bonds due 2047	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	3,498,433

Petróleos Mexicanos is the only PEMEX entity that had debt securities registered with the SEC outstanding as of September 22, 2017, and as of the date of these consolidated interim financial statements, all guaranteed debt is issued by Petróleos Mexicanos. The guaranties of the Subsidiary Guarantors are full and unconditional and joint and several. PEMEX’s management has not presented separate financial statements for the Subsidiary Guarantors because it has determined that such information is not material to investors.

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF FINANCIAL POSITION

As of June 30, 2017

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Assets
Current assets
Cash and cash equivalents	Ps.	57,424,389	Ps.	9,280,538	Ps.	43,825,990	Ps.	—	Ps.	110,530,917
Accounts receivable net, and derivative financial instruments		29,717,451		74,670,263		49,210,302		—		153,598,016
Accounts receivable—inter-company		320,305,706		1,349,091,148		60,567,999		(1,729,964,853)		—
Inventories		757,320		35,581,120		15,604,118		—		51,942,558
Held-for-sale non-financial assets		—		7,396,196		—		—		7,396,196

Total current assets		408,204,865		1,476,019,265		169,208,409		(1,729,964,853)		323,467,687
Available-for-sale financial assets		—		—		5,653,589		—		5,653,589
Long-term receivables—intercompany		1,594,410,168		1,963,069		5,025,818		(1,601,399,055)		—
Investments in joint ventures, associates and other		(114,899,568)		428,459		20,581,691		114,912,582		21,023,164
Wells, pipelines, properties, plant and equipment-net		12,063,183		1,554,574,503		55,994,901		—		1,622,632,587
Long-term notes receivable		142,611,693		7,908,939		—		—		150,520,632
Deferred taxes		59,162,878		35,478,314		704,895		—		95,346,087
Intangible assets		—		6,093,187		—		—		6,093,187
Other assets		3,851,060		2,935,376		4,758,474		—		11,544,910

Total assets	Ps.	2,105,404,279	Ps.	3,085,401,112	Ps.	261,927,777	Ps.	(3,216,451,325)	Ps.	2,236,281,843

Liabilities
Current liabilities
Current portion of long-term debt	Ps.	157,723,842	Ps.	5,251,261	Ps.	10,767,702	Ps.	—	Ps.	173,742,805
Accounts payable—inter-company		1,169,364,490		502,886,300		52,670,725		(1,724,921,515)		—
Other current liabilities		17,320,487		140,162,825		30,656,045		—		188,139,357

Total current liabilities		1,344,408,819		648,300,386		94,094,472		(1,724,921,515)		361,882,162
Long-term debt		1,591,613,321		38,225,644		19,584,912		—		1,649,423,877
Long-term payables—inter-company		1,962,792		1,597,477,338		7,002,262		(1,606,442,392)		—
Employee benefits, provisions for sundry creditors, other liabilities and deferred taxes		288,907,917		1,043,486,704		13,567,514		—		1,345,962,135

Total liabilities		3,226,892,849		3,327,490,072		134,249,160		(3,331,363,907)		3,357,268,174
Equity (deficit), net		(1,121,488,570)		(242,088,960)		127,678,617		114,912,582		(1,120,986,331)

Total liabilities and equity	Ps.	2,105,404,279	Ps.	3,085,401,112	Ps.	261,927,777	Ps.	(3,216,451,325)	Ps.	2,236,281,843

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF FINANCIAL POSITION

As of December 31, 2016

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Assets
Current assets
Cash and cash equivalents	Ps.	92,503,607	Ps.	9,732,503	Ps.	61,296,403	Ps.	—	Ps.	163,532,513
Accounts receivable and other, net, and derivative financial instruments		6,604,595		75,760,079		55,713,323		—		138,077,997
Accounts receivable—inter-company		440,645,367		1,684,782,235		70,268,246		(2,195,695,848)		—
Inventories		446,954		29,270,943		16,174,163		—		45,892,060
Available-for-sale financial assets		—		—		435,556		—		435,556
Held-for-sale non-financial assets		—		7,460,674		—		—		7,460,674

Total current assets		540,200,523		1,807,006,434		203,887,691		(2,195,695,848)		355,398,800
Available-for-sale financial assets		—		—		6,027,540		—		6,027,540
Long-term receivables—intercompany		1,740,519,399		289		6,384,944		(1,746,904,632)		—
Investments in joint ventures, associates and other		(250,108,630)		396,681		22,744,936		250,121,645		23,154,632
Wells, pipelines, properties, plant and equipment-net		12,596,722		1,595,655,580		59,489,946		—		1,667,742,248
Long-term notes receivables		140,579,974		8,027,628		—		—		148,607,602
Deferred taxes		59,162,878		40,341,615		820,196		—		100,324,689
Restricted cash		—		9,624,804		853,822		—		10,478,626
Intangible assets		—		8,639,242		—		—		8,639,242
Other assets		1,824,104		2,707,788		4,980,753		—		9,512,645

Total assets	Ps.	2,244,774,970	Ps.	3,472,400,061	Ps.	305,189,828	Ps.	(3,692,478,835)	Ps.	2,329,886,024

Liabilities
Current liabilities
Current portion of long-term debt		157,937,631		7,381,095		10,847,462		—		176,166,188
Accounts payable—inter-company		1,265,244,986		854,106,939		68,510,835		(2,187,862,760)		—
Other current liabilities		34,913,773		169,182,239		45,927,686		—		250,023,698

Total current liabilities		1,458,096,390		1,030,670,273		125,285,983		(2,187,862,760)		426,189,886
Long-term debt		1,737,332,174		46,090,919		23,581,449		—		1,807,004,542
Long-term payables—inter-company		—		1,746,433,870		8,303,850		(1,754,737,720)		—
Employee benefits, provisions for sundry creditors, other liabilities and deferred taxes		282,902,667		1,035,019,339		11,777,737		—		1,329,699,743

Total liabilities		3,478,331,231		3,858,214,401		168,949,019		(3,942,600,480)		3,562,894,171
Equity (deficit), net		(1,233,556,261)		(385,814,340)		136,240,809		250,121,645		(1,233,008,147)

Total liabilities and equity	Ps.	2,244,774,970	Ps.	3,472,400,061	Ps.	305,189,828	Ps.	(3,692,478,835)	Ps.	2,329,886,024

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF COMPREHENSIVE INCOME

For the period ended June 30, 2017

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations	PEMEX consolidated
Net sales	Ps.	—	Ps.	865,103,534	Ps.	502,872,174	Ps. (704,461,447)	Ps.	663,514,261
Services income		23,857,126		61,032,964		3,572,305	(80,927,610)		7,534,785

Total sales revenues		23,857,126		926,136,498		506,444,479	(785,389,057)		671,049,046
Impairment of wells, pipelines, properties, plant and equipment		—		3,401,410		—	—		3,401,410
Cost of sales		918,185		721,581,006		497,372,522	(756,551,815)		463,319,898

Gross income		22,938,941		201,154,082		9,071,957	(28,837,242)		204,327,738
Other revenues (expenses), net		118,833		16,806,647		(6,598,026)	(15,413)		10,312,041
General expenses:
Transportation, distribution and sale expenses		—		15,503,958		576,216	(4,546,079)		11,534,095
Administrative expenses		28,770,349		51,437,407		3,128,038	(24,512,580)		58,823,214

Total general expenses		28,770,349		66,941,365		3,704,254	(29,058,659)		70,357,309

Operating income		(5,712,575)		151,019,364		(1,230,323)	206,004		144,282,470
Financing income		73,867,766		75,895,590		1,536,753	(143,998,362)		7,301,747
Financing cost		(124,312,104)		(67,628,113)		(1,605,040)	143,932,332		(49,612,925)
Derivative financial instruments income, net		19,870,040		61,447		401,398	—		20,332,885
Exchange income (loss), net		13,115,502		187,757,424		1,789,817	—		202,662,743
Share of profit (loss) in joint ventures, associates and other, net		143,724,838		39,768		835,187	(143,724,839)		874,954

Income (loss) before taxes, duties and other		120,553,467		347,145,480		1,727,792	(143,584,865)		325,841,874
Total taxes, duties and other		—		203,145,633		1,980,492	—		205,126,125

Net income (loss) for the period		120,553,467		143,999,847		(252,700)	(143,584,865)		120,715,749
Total other comprehensive result		—		—		(8,693,933)	—		(8,693,933)

Total comprehensive result for the period	Ps.	120,553,467	Ps.	143,999,847	Ps.	(8,946,633)	Ps. (143,584,865)	Ps.	112,021,816

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF COMPREHENSIVE INCOME

For the period ended June 30, 2016

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Net sales	Ps.	—	Ps.	623,380,847	Ps.	347,794,499	Ps.	(497,557,248)	Ps.	473,618,098
Services income		30,858,071		34,460,090		4,053,087		(62,290,831)		7,080,417

Total sales revenues		30,858,071		657,840,937		351,847,586		(559,848,079)		480,698,515
Reversal of Impairment of wells, pipelines, properties, plant and equipment		—		(97,747,868)		(1,276,509)		—		(99,024,377)
Cost of sales		705,959		567,509,146		334,205,462		(546,467,395)		355,953,172

Gross income		30,152,112		188,079,659		18,918,633		(13,380,684)		223,769,720
Other (expenses) revenues, net		(273,433)		4,712,844		5,708,694		(10,453,094)		(304,989)
General expenses:
Transportation, distribution and sale expenses		—		14,001,091		663,988		(1,441,788)		13,223,291
Administrative expenses		26,510,012		48,980,780		2,345,483		(22,779,606)		55,056,669

Total general expenses		26,510,012		62,981,871		3,009,471		(24,221,394)		68,279,960

Operating income		3,368,667		129,810,632		21,617,856		387,616		155,184,771
Financing income		53,522,852		25,018,777		1,637,874		(75,950,034)		4,229,469
Financing cost		(65,718,557)		(51,265,372)		(1,753,979)		75,591,302		(43,146,606)
Derivative financial instruments (cost) income, net		(807,658)		2,325		(1,190,046)		—		(1,995,379)
Exchange loss, net		(10,420,423)		(114,723,301)		(815,214)		—		(125,958,938)
Share of (loss) profit in joint ventures, associates and other		(126,239,104)		435,499		(1,146,662)		126,239,105		(711,162)

(Loss) income before taxes, duties and other		(146,294,223)		(10,721,440)		18,349,829		126,267,989		(12,397,845)
Total taxes, duties and other		(729,138)		129,878,686		3,931,280		—		133,080,828

Net (loss) income for the period		(145,565,085)		(140,600,126)		14,418,549		126,267,989		(145,478,673)
Total other comprehensive result		—		—		8,454,486		—		8,454,486

Total comprehensive result for the period	Ps.	(145,565,085)	Ps.	(140,600,126)	Ps.	22,873,035	Ps.	126,267,989	Ps.	(137,024,187)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF CASH FLOWS

for the period ended June 30, 2017

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Operating activities:
Net (loss) income	Ps.	120,553,466	Ps.	143,999,845	Ps.	(265,877)	Ps.	(143,571,685)	Ps.	120,715,749
Depreciation and amortization		474,382		71,628,286		1,319,982		—		73,422,650
Impairment (reversal) of wells, pipelines, properties, plant and equipment		—		3,401,410		—		—		3,401,410
Unsuccessful wells		—		3,051,614		—		—		3,051,614
Loss on disposal of wells, pipelines, properties, plant and equipment		7,051		185,844		3,803,465		—		3,996,360
Share of profit (loss) in joint ventures, associates and other		(143,733,968)		(39,767)		(835,187)		143,733,968		(874,954)
Dividends received in shares		—		—		(193,731)		—		(193,731)
Effects of net present value of reserve for well abandonment		—		1,437,130		—		—		1,437,130
Amortization expenses related to debt issuance		(1,915,681)		—		—		—		(1,915,681)
Unrealized foreign exchange (income) loss		(191,039,959)		(6,634,126)		(4,438,411)		—		(202,112,496)
Interest expense		46,739,561		2,275,050		598,314		—		49,612,925
Funds (used in) from operating activities:
Accounts receivable, accounts payable and derivative financial instruments		(40,727,952)		(31,553,122)		(6,044,659)		—		(78,325,733)
Inventories		(310,366)		(6,310,175)		570,044		—		(6,050,497)
Other assets		(4,058,675)		(430,965)		222,280		—		(4,267,360)
Employee benefits		6,023,764		25,457,610		50,519		—		31,531,893
Inter-company charges and deductions		154,647,376		(17,492,331)		(4,780,736)		(132,374,309)		—

Net cash flows (used in) from operating activities		(53,341,001)		188,976,303		(9,993,997)		(132,212,026)		(6,570,721)
Investing activities
Acquisition of wells, pipelines, properties, plant and equipment		52,106		(34,450,210)		2,342,786		—		(32,055,318)
Cash proceeds from sale of available-for-sale current financial assets		—		—		684,030		—		684,030
Exploration costs		—		(183,493)		—		—		(183,493)
(Increase) decrease due to Inter-company investing		15,921,021		—		—		(15,921,021)		—

Net cash flows used in investing activities		15,973,127		(34,633,703)		3,026,816		(15,921,021)		(31,554,781)
Financing activities
Loans obtained from financial institutions		201,290,870		—		85,432,761		—		286,723,631
Debt payments, principal only		(151,499,150)		(4,263,624)		(84,972,971)		—		(240,735,745)
Interest paid		(49,508,283)		(1,372,409)		(695,990)		—		(51,576,682)
Inter-company increase (decrease) financing		1,962,792		(148,956,533)		(1,139,306)		148,133,047		—

Net cash flows (used) from financing activities		2,246,229		(154,592,566)		(1,375,506)		148,133,047		(5,588,796)
Net increase (decrease) in cash and cash equivalents		(35,121,645)		(249,966)		(8,342,687)		—		(43,714,298)
Effects of change in cash value		42,427		(201,998)		(9,127,727)		—		(9,287,298)
Cash and cash equivalents at the beginning of the period		92,503,607		9,732,503		61,296,403		—		163,532,513

Cash and cash equivalents at the end of the period	Ps.	57,424,389	Ps.	9,280,539	Ps.	43,825,989	Ps.	—	Ps.	110,530,917

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF CASH FLOWS

for the period ended June 30, 2016

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Operating activities:
Net (loss) income for the year		Ps. (145,565,083)		Ps. (140,600,126)	Ps.	14,361,022	Ps.	126,325,514		Ps. (145,478,673)
Adjustments to reconcile net loss to cash provided by operating activities:
Depreciation and amortization		422,536		62,147,164		1,350,886		—		63,920,586
Impairment of wells, pipelines, properties, plant and equipment		—		(97,747,868)		(1,276,509)		—		(99,024,377)
Unsuccessful wells		—		11,260,426		—		—		11,260,426
Loss on disposal of wells, pipelines, properties, plant and equipment		318,675		746,951		519,730		—		1,585,356
Profit (loss) sharing in associates		126,239,104		(435,500)		1,146,662		(126,239,104)		711,162
(Gains) from business acquisition		—		—		(5,578,658)		—		(5,578,658)
Dividends received in shares		—		—		(128,051)		—		(128,051)
Effects of net present value of reserve for well abandonment		—		1,129,200		—		—		1,129,200
Amortization expenses related to debt issuance		(1,362,242)		—		—		—		(1,362,242)
Unrealized foreign exchange loss		118,786,447		1,732,429		2,242,127		—		122,761,003
Interest expense		40,433,528		1,990,573		722,505		—		43,146,606
Funds provided by (used in) operating activities:
Accounts receivable, accounts payable and derivative financial instruments		18,507,862		(123,444,144)		39,440,694		—		(65,495,588)
Inventories		87,232		(1,274,886)		(3,350,653)		—		(4,538,307)
Other assets		(221,682)		(512,683)		(742,232)		—		(1,476,597)
Employee benefits		5,245,729		144,390,987		(117,303,100)		—		32,333,616
Inter-company charges and deductions		(221,454,846)		(31,922,962)		64,809,553		188,568,255		—

Cash flows provided by operating activities		(58,562,740)		(172,540,439)		(3,786,024)		188,654,665		(46,234,538)
Investing activities:
Acquisition of wells, pipelines, properties, plant and equipment		(264,544)		(64,585,095)		5,876,749		—		(58,972,890)
Business acquisitions		—		—		(3,908,781)		—		(3,908,781)
Exploration costs		—		(1,265,879)		—		—		(1,265,879)
(Increase) decrease due to Inter-company investing		(35,809,701)		—		—		35,809,701		—

Cash flows used in investing activities		(36,074,245)		(65,850,974)		1,967,968		35,809,701		(64,147,550)
Financing activities:
Increase in equity of subsidiary entities		26,500,000		—		—		—		26,500,000
Loans obtained from financial institutions		243,011,524		21,771,767		109,141,289		—		373,924,580
Debt payments, principal only		(86,260,319)		(2,273,538)		(92,389,784)		—		(180,923,641)
Interest paid		(36,374,067)		(2,007,011)		(696,018)		—		(39,077,096)
Inter-company increase (decrease) financing		—		223,799,866		664,500		(224,464,366)		—

Cash flows from financing activities:		146,877,138		241,291,084		16,719,987		(224,464,366)		180,423,843

Net (decrease) increase in cash and cash equivalents		52,240,153		2,899,671		14,901,931		—		70,041,755
Effects of change in cash value		1,830,519		(2,883,675)		7,953,551		—		6,900,395
Cash and cash equivalents at the beginning of the year		58,461,012		6,630,670		44,277,198		—		109,368,880

Cash and cash equivalents at the end of the period	Ps.	112,531,684	Ps.	6,646,666	Ps.	67,132,680	Ps.	—	Ps.	186,311,030

NOTE 20. SUBSEQUENT EVENTS

As of September 22, 2017, the Mexican peso-U.S. dollar exchange rate was Ps. 17.7009 per U.S. dollar, which represents a 1.1% appreciation of the value of the peso in U.S. dollar terms as compared to the exchange rate as of June 30, 2017, which was Ps. 17.8973 per U.S. dollar.

As of September 22, 2017, the weighted average price of the crude oil exported by PEMEX was U.S. $48.75 per barrel. This represents a price increase of approximately 14.22% as compared to the average price as of June 30, 2017, which was U.S. $42.68 per barrel.

As of June 30, 2017, PEMEX has valued and recorded the 20,724,331 Repsol shares acquired through PMI HBV as an available-for-sale financial asset. The market value of Repsol shares has decreased approximately 15.4%, from €13.40 per share as of June 30, 2017 to €15.46 per share as of September 22, 2017.

During the period from April 1 to June 16, 2017, PEMEX participated in the following financing activities:

•	On July 18, 2017, Petróleos Mexicanos issued it under U.S.$92,000,000 Medium-Term Notes Program, Series C: (i) U.S. $2,500,000 of its 6.50% Notes due 2027; and (ii) U.S. $2,500,000 of its 6.75% Bonds due 2047. All debt securities issued under this program are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.

•	On July 21, 2017, Petróleos Mexicanos consummated a tender offer pursuant to which it purchased U.S. $922,485, aggregate principal amount of its outstanding 5.750% Notes due 2018, U.S. $644,374, aggregate principal amount of its outstanding 3.500% Notes due 2018 and U.S. $172,591 aggregate principal amount of its outstanding 3.125% Notes due 2019.

During the period from July 1 to September 22, 2017, PMI HBV obtained U.S. $5,683,000 in financing from its revolving credit lines and repaid U.S. $4,548,000. As of June 30, 2017, the outstanding amount under these revolving credit lines was U.S. $55,000. As of September 22, 2017, the outstanding amount under these revolving credit lines was U.S. $1,190,000.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos
By:	/S/ CARLOS CARAVEO SÁNCHEZ
Carlos Caraveo Sánchez
Associate Managing Director of Finance

Date: September 29, 2017

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	exploration and production activities, including drilling;

•	activities relating to import, export, refining, petrochemicals and transportation, storage and distribution of petroleum, natural gas and oil products;

•	activities relating to our lines of business, including the generation of electricity;

•	projected and targeted capital expenditures and other costs, commitments and revenues;

•	liquidity and sources of funding, including our ability to continue operating as a going concern;

•	strategic alliances with other companies; and

•	the monetization of certain of our assets.

Actual results could differ materially from those projected in such forward looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition, including on our ability to hire and retain skilled personnel;

•	limitations on our access to sources of financing on competitive terms;

•	our ability to find, acquire or gain access to additional reserves and to develop the reserves that we obtain successfully;

•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

•	technical difficulties;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.